SNOWDEN

TECHNICAL REPORT FOR THE SEGALA PROPERTY, MALI WEST AFRICA

PREPARED FOR

NEVSUN

PROJECT NUMBER:	04V350	DISTRIBUTION LIST:	
EFFECTIVE DATE:	MAY 17, 2004	CLIENT	1 COPY
PREPARED BY:	SNOWDEN	SNOWDEN MIC	1 COPY
REVIEWED BY:	SNOWDEN	TOTAL	2 COPIES

SNOWDEN MINING INDUSTRY CONSULTANTS
#720 – 1090 WEST PENDER STREET, VANCOUVER, B.C. V6E 2N7

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

ABBREVIATIONS AND GLOSSARY

DH	diamond drilling
g/cm3	grams per cubic centimetre
g/t	grams per tonne
has	hectares
kg	kilogram
km	kilometres
lb	pound
m	metres
M	million
ppb	parts per billion
ppm	parts per million
RC	reverse circulation drilling
RH	rotary hole drilling
t	tonnes
tpa	tonnes per annum, tonnes per year
tpd	tonnes per day
US$	United States dollars
[o] C	degrees Celsius

Snowden Mining Industry Consultants	Page i

TABLE OF CONTENTS
SUMMARY		1
1.	INTRODUCTION AND TERMS OF REFERENCE	4
	1.1. Introduction	4
	1.2. Terms of Reference	4
	1.3. Scope of Work	5
	1.4. Services of Third Parties	5
2.	DISCLAIMER	6
3.	PROPERTY DESCRIPTION AND LOCATION	7
4.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND
PHYSIOGRAPHY		9
5.	HISTORY	10
6.	GEOLOGICAL SETTING	15
	6.1. Regional Geology: West Africa	15
	6.2. Regional Geology: Mali	17
	6.3. Local and Deposit Geology	19
7.	DEPOSIT TYPES	22
8.	MINERALIZATION	23
	8.1. Far Northwest Zone	24
	8.2. Moralia Zone	24
	8.3. Dar Salam Zone	24
9.	EXPLORATION	25
	9.1. Geophysical Surveys	26
	9.1.1. IP/Resistivity Survey	26
	9.1.2. Magnetometer Survey	27
	9.2. Geochemical Surveys	28
	9.3. Moralia	30
	9.4. Geological Mapping	32
10. DRILLING		34
	10.1. 2002 Drill Program	34
	10.1.1. Main Zone and NW Zone Infill Drilling	34
	10.1.2. 2002 Diamond Drilling	35
	10.1.3. 2002 Percussion Drilling	36
	10.1.4. 2002 Exploration Drilling Program	36
	10.1.5. Far Northwest Zone	36
	10.1.6. Moralia	37
	10.1.7. Dar Salam	38
	10.1.8. Dar Salam East	39
	10.1.9. Segala East	39
	10.1.10. Moralia South	40
	10.2. Collar Survey	40
	10.3. Downhole Survey	40
	10.4. 2003 Drill Program	40
	10.4.1. Main Zone Drilling	41
	10.4.2. Exploration Drilling	41
	10.5. Collar Survey	43
	10.6. Downhole Survey	43
11. SAMPLE METHOD AND APPROACH		44
	11.1. Diamond Drill Core	44
	11.2. Percusion Drill Chips	44

Snowden Mining Industry Consultants	Page ii

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

11.3. Density	45
12. SAMPLE PREPARATION, ANALYSES AND SECURITY	46
12.1. Preparation	46
12.1.1. Diamond Core	46
12.1.2. Percussion Drill Chips	46
12.2. Analysis	46
12.3. Sample Preparation	47
13. DATA VERIFICATION	48
13.1. Duplicate and Repeat Assays	48
13.2. QA/QC	56
13.3. Certified Standard Controls	57
13.4. Blank Samples	58
13.5. Duplicate Samples	59
13.6. Independent Check Sampling	60
13.7. Audits or Reviews of Data Collection	61
13.8. Core Review and Sampling	62
14. ADJACENT PROPERTIES	64
15. MINERAL PROCESSING AND METALLURGICAL TESTING	66
15.1. Metallurgical Testing	66
15.2. Geomechanical Testing	66
15.3. Samples Utilized	67
15.4. Segala Ore Processing	67
15.4.1. Ore Characteristics	67
15.4.2. Comminution Characteristics	68
15.4.3. Gravity Separation	68
15.4.4. Cyanidation	68
15.4.5. Gold Recovery	69
15.4.6. Heap Leach Amenability Testing	69
15.4.7. Preg-Robbing Composite	71
15.5. Conclusions	71
16. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	72
16.1. Mineral Resource	72
16.1.1. Interpretation Approach	72
16.1.2. Interpretation Method	75
16.1.3. Data	76
16.1.4. Geology and Domains	78
16.1.5. Mineral Resource Estimate	85
16.2. Ore Reserve Estimate	90
16.2.1. Resource Estimate	91
16.2.2. Pit Optimization	91
16.2.3. Open Pit Design	91
16.2.4. Ore Reserve	94
17. OTHER RELEVANT DATA AND INFORMATION	95
18. INTERPRETATION AND CONCLUSIONS	96
18.1. Mineral Resource	96
18.1.1. Geological Interpretation	96
18.1.2. Data Quality	96
18.1.3. Sampling Methods	96
18.1.4. Bulk Density	97
18.1.5. Estimation Techniques	97
18.1.6. Overall Resource Risk	97

Snowden Mining Industry Consultants	Page iii

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

18.2. Ore Reserve Estimation	97
19. RECOMMENDATIONS	100
20. REFERENCES	101
21.ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
PROPERTIES AND PRODUCTION PROPERTIES 103
21.1. Ownership and Permitting	103
21.2. Mine Operation	103
21.3. Process Plant	103
21.4. Operating Costs	105
21.4.1. Mining Costs	105
21.4.2. Grade Control Costs	106
21.4.3. Process Costs	106
21.4.4. Fixed Costs	107
21.4.5. Haulage Costs	107
21.5. Capital costs	107
21.6. Environmental	108
21.7. Financial Analysis	108
21.8. Sensitivity Analyses	111

Snowden Mining Industry Consultants	Page iv

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

LIST OF FIGURES
Figure 3.1	Location Map - Segala, Mali	7
Figure 3.2	Relative Locations of Deposits on Nevsun Leases	8
Figure 6.1	Generalized Regional Geological Map of West Africa	16
Figure 6.2	Main Geological Units of West Africa	18
Figure 6.3	Geological Setting of the Segala and Tabakoto Deposits	20
Figure 9.1	Compilation of IP Chargeability Anomalies, Segala and Tabakoto Permits	27
Figure 9.2	Regional Airborne Magnetometer Survey, Segala Area	28
Figure 9.3	Gold in Soil	29
Figure 9.4	Arsenic in Soil	30
Figure 9.5	Gold in Soils(ppb), Moralia, 2002 Sampling	31
Figure 10.1	2002 Main and Northwest Drill Holes Location Plan Showing Hole Paths	35
Figure 13.1	Scatterplot of Segala Original versus Repeat Assays	50
Figure 13.2	Q-Q Plot of Segala Original versus Repeat Assays	50
Figure 13.3	Relative Difference Plot of Segala Assay Repeats	51
Figure 13.4	Precision Plot of Segala Assay Repeats	52
Figure 13.5	Scatterplot of Segala Exploration Original versus Duplicate Assays	54
Figure 13.6	Q-Q plot of Segala Original versus Repeat Assays	54
Figure 13.7	Relative Difference Plot of Segala Assay Repeats	55
Figure 13.8	Precision Plot of Segala Assay Repeats	56
Figure 13.9	Duplicate Samples, All 2002 Data	59
Figure 13.10 Duplicate Samples, 2002 Data Less Then 1000 ppb		59
Figure 13.11 Duplicate Samples 2003		60
Figure 15.1	Heap Leach Amenability Testing - Composite #7	69
Figure 15.2	Heap Leach Amenability Testing - Composite #8	70
Figure 16.1	Main Zone Cross Section 259625E	73
Figure 16.2	NW Zone Cross Section 259025E	74
Figure 16.3	Geological Domain Wire Frame Models	76
Figure 16.4	Segala Drill Hole Location Plan Showing Hole Paths	78
Figure 16.5	Histogram of Sample Lengths	79
Figure 16.6	Composite Data Histograms	83
Figure 16.7	Main Zone Central Validation Plots	87
Figure 16.8	NW Zone NW1 Validation Plots	88
Figure 16.9	Grade-Tonnage Curve	90
Figure 16.10	Segala North Pit - $350/oz and $325/oz	92
Figure 16.11	Segala Main Pit - $350/oz	93
Figure 16.12	Segala Main Pit - $325/oz	93
Figure 21.1	Process Plant Block Flow Diagram	105
Figure 21.2	Mining Inventory Sensitivity	112
Figure 21.3	Estimated Net Operating Cash Flow Sensitivity	112

Snowden Mining Industry Consultants	Page v

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

LIST OF TABLES
Table 10.1	Significant Assays from Far North West Drill Holes	37
Table 10.2	Significant Assays from Moralia Drill Holes	38
Table 10.3	Significant Assays from Moralia Drill Holes- Past Operators	38
Table 10.4	Significant Assays from Dar Salam Drill Holes	39
Table 10.5	Significant Assays from the Moralia Drill Holes	42
Table 10.6	Significant Assay Results from Dar Salam (Sud)	43
Table 13.1	Summary Repeat Assay Statistics	49
Table 13.2	Summary Repeat Assay Statistics	53
Table 13.3	Geostat Gold Standard Reference Material	57
Table 13.4	Ore Research & Exploration Reference Material	58
Table 13.5	ndependent Check Samples	61
Table 14.1	Tabakoto Resource Summary (2.0 g/t Au)	64
Table 14.2	Tabakoto Open Pit Ore Reserve ($325/oz)	65
Table 15.1	Table Comminution Testwork Results	68
Table 16.1	Supplied Drill holes	77
Table 16.2	Block Model Mineralized Domain Codes	79
Table 16.3	Main Zone Domain Statistics	81
Table 16.4	Northwest Zone Domain Statistics	82
Table 16.5	Dimensions Of The Segala Block Model	85
Table 16.6	Classification Criteria	89
Table 16.7	Resource Summary	89
Table 16.8	Optimization Parameters	91
Table 16.9	Ore Reserve Estimate - $350/oz Au	94
Table 16.10	Ore Reserve Estimate - $325/oz Au	94
Table 18.1	Risk Factors Associated with the Segala Resource Estimate	98
Table 18.2	Risk Factors Associated with the Tabakoto Reserve Estimate	99
Table 21.1	Mining Cost Estimates	106
Table 21.2	Fixed Cost Comparison	107
Table 21.3	Financial Analysis - $350/oz	110
Table 21.4	Financial Analysis - $325/oz	111

LIST OF APPENDICES
APPENDIX A Certificate of Authors		113
APPENDIX B Certificates of Consent		120

Snowden Mining Industry Consultants	Page vi

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

SUMMARY

Snowden Mining Industry Consultants Pty Ltd ("Snowden") was asked by Nevsun Resources Limited ("Nevsun") to undertake a resource and reserve estimate for the Segala Project, Mali.  The work was undertaken in compliance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument ("NI") 43-101, Standards of disclosure for Mineral Projects.  This Technical Report has been prepared in compliance with the requirements of Form 43-101F.

The Segala concessions controlled by Nevsun (Mali) Ltd.  are located 20 kilometres north from the government administrative centre of Kenieba in western Mali.  The Segala camp constructed by Oliver Gold is located 6.0 kilometres north of the village of Tabakoto.

Past work by Oliver Gold Ltd. and Semafo/Managem consisted of geological mapping, soil sampling, geophysical surveys, diamond drilling and reverse circulation drilling.  Several resource estimates were calculated and a pre-feasibility study was prepared by Oliver Gold in 1998.  An exploitation permit (mining license) was awarded in December 23, 1999.

The Segala gold deposit is a structurally controlled, alteration and mineralization associated deposit within the core of a tight, upright anticline trending  ESE (approx.  110o), whose axial surface dips steeply (-80o) south.  The folded metasediments (greywackes and argillites) display variable intensities of alteration including chlorite, carbonate, sericite and silica.  A series of quartz stringers and veins intrude this package.

Gold mineralization is associated with later, narrow iron carbonate-quartz veins and stringers that intrude the silicified and carbonatized sediments.  The veins and stringers usually display somewhat bleached selvages containing coarse to fine grained arsenopyrite crystals and finer disseminated to patchy pyrite (pyrite is also seen to replace arsenopyrite).  Many of these stringers and veins are parallel to local foliation but there are others that are believed to be oriented northeast-southwest as well as north south.  To a significantly lesser degree gold is also associated with fractured felsic and intermediate feldspar porphyry dykes.  Mineralization appears to plunge steeply to the east (2003 Segala Main and Northwest Resource Report).

The Main Zone has been defined over a strike length of at least 600 meters and attains widths of up to 40 meters.  Higher grade gold zones occur within the mineralized envelope.

The Northwest Zone located to the north and west of the Main Zone does not display the degree of alteration that is seen in the Main Zone.  Consequently, the depth of oxidation is in the order of 40-60 m as opposed to the Main Zone which has depths of oxidation ranging from 5 m in the east to 25 m in the west.  The degree of iron carbonate and sericite alteration is significantly less and the mineralization associated with quartz veining is more subtle.  Quartz veining and stringers are interpreted to trend both northeast, southwest and east west.  The strike of the Northwest Zone appears to be parallel to the Main Zone.  Northeast striking structures are suspected to play a significant role in emplacement of gold.  Graphitic/carbonaceous zones are noted to carry some gold values

The mineral resource estimate for Segala was completed by Snowden to incorporate new data obtained by Nevsun in 2002.  The resource has been estimated using multiple indicator kriging to interpolate gold grades from composite drill hole samples into a three-dimensional grade block model constrained by solid models of the mineralization.

Snowden Mining Industry Consultants	Page 1

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

The resource is reported within mineralized envelope boundaries and is classified as Measured, Indicated and Inferred according to National Instrument 43-101, as listed in Table 1.  The Measured and Indicated resource estimated for the Segala deposit is 7.5 Mt at 3.36 g/t Au (based on a cutoff grade of 2.0 g/t Au).  The Inferred resource is 1.2 Mt at 2.84 g/t Au (based on a cutoff grade of 2.0 g/t Au).  The resource figures include ore reserve estimates.

Table 1 Summary of Classified Segala Mineral Resource 2.0g/t Au cutoff
Category	Tonnes	Au	Au
	Mt	g/t	kg
Measured	3.3	3.34	11,132
Indicated	4.2	3.37	14,273
Measured + Indicated.	7.5	3.36	25,405
Inferred	1.2	2.84	3,414

#All tabulated data has been rounded to one decimal place for tonnage and two decimal places for grade.

The Segala ore reserve estimate has been generated on the premise that the Segala open pit will be mined following the exhaustion of the Tabakoto open pit as an extension to the Tabakoto pit mine life.  The Segala ore reserve estimate is therefore dependent upon the Tabakoto feasibility study and this report should be read in conjunction with that study ("Nevsun Resources Ltd.  Tabakoto Gold Project, Open Pit Mining Feasibility Study, September 2002") and the technical report titled "Technical Report for the Tabakoto Property, Mali West Africa, May 17th 2004".

Ore reserve estimates are based on $350/oz and $325/oz gold prices and cost assumptions detailed within the report are summarized in Table 2 and Table 3 respectively.  The ore reserves include allowances for dilution (8% at 0.0 g/t Au) and ore loss (1.5%).  Cutoff grades of 1.65 g/t Au ($350/oz) and 1.75 g/t Au ($325/oz) have been assumed.

Snowden Mining Industry Consultants	Page 2

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

The reserves detailed are based on a pre-feasibility study examining the economics of the project assuming a capital investment of $1.84 M to expand the nearby Tabakoto tailings facility and upgrade the haul road between the properties.  It is planned to process Segal ore through the Tabakoto process plant at a rate of 870 Ktpa.

The reserves noted above were used to complete a life of mine schedule that in turn was used as a basis for financial analysis.  The financial analysis indicates positive project economics at gold prices in excess of $350/oz and $325/oz.

Snowden Mining Industry Consultants	Page 3

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

1.

INTRODUCTION AND TERMS OF REFERENCE

1.1.

Introduction

Snowden Mining Industry Consultants ("Snowden") has, on behalf of Nevsun Resources Ltd.  ("Nevsun"), undertaken resource and reserve estimation for the Segala gold deposit.  The Segala deposit is located within the Kenieba region in Mali.

Data for the resource is based on drilling carried out by Nevsun during the 2002 field season and historic drilling data compiled by Nevsun.  Nevsun has interpreted the gold mineralization within mineralized domains that are largely conformable with the geological structural control.  The mineralized domain boundary is based on a nominal 0.1 g/t Au grade cutoff as interpreted from drill hole results.  Snowden estimated gold grades into a block model based on Nevsun's geological interpretations.  Gold grades were estimated using multiple indicator kriging, constrained by the mineralization interpretation.  Major faults and late stage dykes, as interpreted by Nevsun, have been included in the models.

The ore reserve estimate has been undertaken to a pre-feasibility level and all estimates should be considered to be accurate to +/-25%.  The Segala ore reserve estimate has been generated on the premise that the Segala open pit will be mined following the exhaustion of the Tabakoto open pit as an extension to the Tabakoto pit mine life.  The Segala ore reserve estimate is therefore dependent upon the Tabakoto feasibility study and this report should be read in conjunction with that study, "Nevsun Resources Ltd.  Tabakoto Gold Project, Open Pit Mining Feasibility Study, September 2002" and the technical report titled "Technical Report for the Tabakoto Property, Mali West Africa, May 17th 2004".

This report has been prepared in compliance with Canadian Securities Administrators National Instrument 43-101, under the direct supervision of:

  S Hackett BSc (Hons) Senior Resource Geologist Snowden Mining Industry Consultants Pty Ltd

  F.W.  Nielsen PGeo Vice President of Exploration Nevsun resources Ltd

  P Morriss BSc (Hons) Manager of Engineering Snowden Mining Industry Consultants Pty Ltd

  A Tiver Principal Consultant Snowden Mining Industry Consultants Inc

  D Dodd Technical Director, Metallurgical Design and Management Pty Ltd

The individuals noted above are the "qualified persons" responsible for the content of the following report

F.W. Nielsen has worked extensively on the property since 1997, formulating and taking part in various exploration programs to advance the property. Shaun Hackett visited the property in October 2002 as Snowden's representative with respect to generating a resource estimate.

1.2.

Terms of Reference

Unless otherwise noted:

  all units of measurement in the following report are in metric measure all costs are expressed in terms of United States dollars

Snowden Mining Industry Consultants	Page 4

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

  all metal prices are expressed in terms of United States dollars

1.3.

Scope of Work

The following technical report considered the following:

  Regional and local geology, structure and mineralization

  Sample collection, preparation, security and analysis

  Quality assurance and quality control procedures

  Block modeling, grade interpolation and resource estimation

  Metallurgical recovery and plant design

  Mine planning and reserve estimation

  Environmental and operational permitting

  Operating and capital cost estimation

  Financial analysis

1.4.

Services of Third Parties

During the course of the fieldwork and subsequent studies it was necessary to rely on expertise supplied by third party professionals with specific technical expertise.  Areas impacted by the work of third party consultants are clearly noted.  The authors of this Technical report have relied inherently on the conclusions and recommendations of the following third party consultants:

  SGS Lakefield Research Africa Pty Ltd ("Lakefield")- Ore characterization and metallurgical testwork

Snowden Mining Industry Consultants	Page 5

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

2.

DISCLAIMER

This report is intended to be used by Nevsun Resources Ltd.  ("Nevsun") and is subject to the terms and conditions of its contract with Snowden Mining Industry Consultants Ltd.  Reliance on the report may only be assessed and placed after due consideration of the nature and Snowden's scope of work, as described herein.  This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

Snowden permits Nevsun to file this report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation.  Except for the purposes legislated under provincial securities laws, any other use of this report by any third part is at that party's sole risk.  Further, any results or findings presented in this study, whether in full or excerpted, may not be reproduced or distributed in any form without Snowden's written authorization.

Snowden Mining Industry Consultants	Page 6

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property

3.

PROPERTY DESCRIPTION AND LOCATION

The Segala concessions controlled by Nevsun (Mali) Ltd.  are centered on UTM co-ordinates 261000E and 1436800N, located 20 kilometres north from the government administrative centre of Kenieba in western Mali.  The Segala camp constructed by Oliver Gold is located 6.0 kilometres north of the village of Tabakoto (Figure 3.1).

Figure 3.1
Location Map - Segala, Mali

The Segala project covers an area of 23 square kilometres immediately to the north of Nevsun's Tabakoto project (Figure 3.2).

Snowden Mining Industry Consultants	Page 7

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 3.2
Relative Locations of Deposits on Nevsun Leases

Snowden Mining Industry Consultants	Page 8

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

4.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The landscape at Segala is generally flat and gently undulating but is dominated by the Tambaoura sandstone cliffs, which extend in a north-south orientation and border the area on the eastern side.  Artificial disturbances of the topography are prevalent where artisanal miners have excavated holes up to 20 m deep over a large area in the vicinity of the Segala Main and NW deposits, Moralia, and Dar Salam.

Access to a 700-metre long laterite airstrip at Kenieba is by fixed-wing aircraft from Bamako, 360 km to the east.  There are no scheduled flights into this small, unequipped airstrip.  Charter aircraft are available from Bamako but outgoing loads from Kenieba are restricted due to insufficient runway length.

Kenieba is also accessible by laterite road (Route Nationale #3) from the rail terminal at Kayes, which connects to the port city of Dakar in Senegal 685 km to the west and the capital Bamako, to the east.  From Kayes, the road is in very good condition up to Sadiola (60 km); however, for the remaining 140 km to Segala the road is in poor condition and a four-wheel-drive vehicle is recommended, especially in the rainy season.  An all-weather laterite access road branches west for 1.2 km from the Route Nationale, south of the village of Tabakoto, to the present Nevsun campsite.  A variety of dirt and laterite roads crosscut the permits and allows access to virtually all areas of the property.

The road to Bamako has been recently upgraded in a number of places and the journey takes approximately 9 to 10 hours to complete.  Unfortunately, since these upgrades have taken place there have been no improvements or maintenance carried out and the road has declined in quality quite significantly.  The road from Segala to Manateli takes approximately 3 hours to travel in the dry season and 4 hours during the rainy season.  Towards the end of the rainy season, this road is often not passable.  For the most part this is a dirt track with few upgrades.  Bridges do, however, span the major watercourses.

Access to the project area is via a dirt track from the Segala campsite.  One creek has been bridged.  The Segala Main deposit is located 2 km to the west of the Segala campsite.  It can be accessed via a dirt road.  Other dirt roads have been established to access the NW Zone, Far NW Zone, the Moralia Zone and the Dar Salam Zone.

Snowden Mining Industry Consultants	Page 9

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

5.

HISTORY

The history of gold mining in the Kenieba region goes back to at least the third century during the rein of Sarakolle of Ouagadou who was called the "King of Gold".  In the 14th century, the Malian king, Kankou Moussa, took 13 tonnes of gold to Cairo and Mecca and thus destroyed the prevailing market price for gold in that region (Hansen 1997, annex 2).  French explorer Pelays mentions gold production at the foot of the Tambaoura escarpment in 1747 on his way to the mines at "Bambouk" (Sadiola-Kenieba area).  From the battle of Tondibi in 1591, where the Moroccans defeated the Songhai Empire, up to the 1800's, up to 1.5 tonnes per year of gold were shipped from this district to the north as tribute to the Moroccan court.

Prior to 1930's, the French colonialists did not conduct serious investigation of the gold potential of the region, since it was felt that there were few "metalliferous veins" (DNGM, 1978) present.  However, during part of this time (1912-50), the "Companie des Mines de la Faleme-Gambie" produced 2.5 tonnes of gold from a dredge operation in the Faleme River.  In 1924-25, "La Societe des Mines d'Or du Bambouk" produced 3.1 kilograms of gold from the Doundi River, just south of the present property.  After that, the SPGM (Service de Geologie et de Prospection Miniere) carried out wide ranging prospecting programs resulting in a number of discoveries, including that in the 1950's of the Medinandi deposit (1953) 33 kilometres to the south of the present property.  It is probable that considerable artisanal exploitation for gold was carried out during colonial times; however, there are no accurate records of this production.  Artisanal exploitation, locally termed "orpaillage" (translated from French as "gold washing") in West Africa, declined sharply after the Second War, and essentially disappeared until 1960 (Bassot & Traore, 1980).

Following 1962, SONAREM, the state mining company who had a near-monopoly of prospecting and exploitation in the country, undertook exploration with the aid of Soviet loans and technical assistance (Bassot, Meloux & Traore, 1981).  SONAREM's monopoly ended in 1969 with the creation of DNGM, the state geological survey.

The first geologic mapping of the area was carried out by L.  Baud and M.  Nickles at a scale of 1 to 500,000 in 1941.  Semi-public mapping carried out by the BRGM as part of their "Prospection Aurifere" in 1979-80 subsequently superceded this.  The "Laboratoire de Geologie Dynamique St-Jerome Marseille" completed later photo-geologic mapping at a scale of 1 to 200,000 for the DNGM in 1987.

A short chronological listing of the significant exploration work carried out in the region follows:

  1954-57 Morosoff carried out diamond exploration in the Kenieba region for the SPGM

  1962-64 SONAREM conducted investigations of the alluvial gold potential of the region from 1962-64, including identifying the existence of a placer at Dar Salam (Aizine, Golder, Klimov; 1964).  This work included an airborne magnetic survey over the property and alluvial prospecting.

  1963-66 Selection Trust carried out diamond exploration adjacent to Kenieba town and defined 12 kimberlites including three diamondiferous pipes, one of which is located in Kenieba.  Alluvial diamonds of good quality (up to 137 carats) were produced at Sansanto, just to the north of Kenieba.

  1965 Bardet undertook diamond exploration for the BRGM in the Kenieba region.

  1979-89 The Mali Gold Syndicate, a joint venture between the BRGM and the Mali government in the region, defined 30 gold anomalies (including Tabakoto and Segala deposits) from soil geochemical sampling.  Regional soil geochemical surveys were completed on a 1.6 x 0.5 km grid below 16oN.  Geologic mapping at 1:50,000 scale defined a tourmalinized sandstone unit 200 km long and ultimately resulted in the discovery of the Loulo deposits (Dommanget et al., 1993).  In 1989, following a pre-feasibility study, the project was considered by the BRGM to be sub-economic.

Snowden Mining Industry Consultants	Page 10

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

  1979-84 The Syndicat Diamant Mali (BRGM/Mali Government) began a very large diamond/kimberlite exploration program covering an area extending from the Guinea border in the south, to 14o north latitude (including the present property).  This work included airborne magnetic surveys, eluvial prospecting and test plant bulk sampling of known kimberlites.  This work was partly successful in recovering multi-carat gem-quality stones from at least one pipe, the Bilali; however, a development decision was never made.

  1980-84 Projet Dabora (Mali Occidental) consisted of uranium exploration carried out in the Malian sector of the Kedougou-Kenieba Inlier by COGEMA the French national uranium exploration company.  The Malian work was carried on as a adjunct to the earlier Senegalese exploration completed in the 1970's.

  1989-96 A considerable amount of alluvial and in-situ prospecting and exploitation was carried out by the private Soviet exploration consortium "Geufest"in the region SW of Dabia.  They completed a large amount of auger drilling and trenching which resulted in minimal results due to organizational and financial inadequacies of the project.

  1988-91 Victory Exploration Corporation (VEC), a subsidiary of Trans African Mining Limited, a Canadian "junior" mining company, carried out gold exploration, test mining and processing of the alluvial and primary orpaillage material at their base northwest of Tabakoto village.  The company was based out of Hull Quebec and directed by Charles Nault, Dr.  Ronald Godwin and "Le Groupe Lepine.  It is not known how much, or if any, gold was produced during VEC's operations.

  1987-89 Klockner Industrie-Anlagen GmbH carried out a regional program, above the 13th parallel, of soil geochemical sampling, which produced 34,739 samples at one-kilometre line intervals, and 250 metre station intervals, which helped to identify the Sadiola deposit.  Samples were analysed for gold with every second sample was analysed for Zn, Pb, Cu, Mo, Ag, Ni, Cr, Ba, B, and W.  The project also included the production of three 1:200,000 scale geologic maps (sheets Kankosa, Kayes, Kossanto) from LANDSAT-TM data, air-photos and from surface reconnaissance mapping.  Also "strategic" prospecting, which included excavation of 1021 metres of pits for a total 431 pits in alluvial deposits, stream sediment sampling as well as standard prospecting.  The resulting samples taken were screened and panned with the results expressed as "semi-quantitative" gold grain counts.  The project resulted in the ultimate discovery of the Sadiola Hill gold deposit.

  1992-95 A joint venture between SONAREM and the Russian UNGG on the Sanoukou-Sansanto permit south of Kenieba was constituted to carry out investigation of gold placers and a number of in-situ orpaillage sites.  Due to lack of financing and lack of organizational skills the project produced very little results of note.

  1993 The Syndicat Diamant project was reactivated with operators Ashton Mining and Mink Minerals Resources Ltd.  ("MADE" Joint Venture).  An announcement by Mink (March 5, 1996) reported the discovery of a large new kimberlite in the "Kenieba Concession" bringing the number of known pipes to 22 in this region.

  1992-96 BHP Minerals completed an option agreement with the SOMILO (BRGM-Malian government) joint venture for the Loulo deposits and surrounding land and completed over 15,000 m of drilling.  They arrived at a pre-feasibility study indicating the presence of a gold deposit with 9.25 million tonnes at a grade of 3.6 g/t.

Snowden Mining Industry Consultants	Page 11

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

  1995 BHP Minerals completed a large soil geochemical survey over an area north and east of Segala/Tabakoto.  The survey was carried out on a 200m x 50m grid.

  1996-present RandGold Resources purchased the SOMILO assets of BHP Minerals leaving the joint venture composed of La Source (the private successor to the BRGM) and the Malian government.  RandGold carried on drill exploration resulting in the discovery of a new ore body named Yelea.  Current reserves and resources of all deposits are estimated at 36.2 Mt containing 4.6 million ounces of gold

  1997-98 Geonex Aerodat Inc.  carried out a number of proprietary airborne magnetic-radiometric surveys over selected areas of the Malian portion of the Kedougou Inlier.  This was followed up by a regional public survey flown at 200-metre line spacing.  Following the 1997 bankruptcy of Aerodat, the complete results of this program have been acquired by High Sense Geophysics (now Fugro Airborne Surveys Corp.) and are currently for sale.

Segala Property

  1987-91 PDRM carried out geophysical surveys over the deposit area and interpreted underlying geology from this work.  Nevsun has not seen this report.

  controlling interest in the Segala permit from the "Societe Camara et Diarra et Freres" (SOCADIF) and expanded the area to include a complete interest in the adjacent Dar Salam permit to the south from Ibrahim Keita in 1993.

  1994 CMC (WA) completed 4 diamond drill holes totalling 942 m.  All holes (SG-1 to SG-4) contained gold mineralization with average grade of 1.9 g/t Au to 4.7 g/t Au over core lengths of 34 to 55 m respectively.

  1995 Soil geochemical surveys were completed over the Dar Salam permit which defined several north south trending gold anomalies that appeared to be continuations of the structure hosting the Tabakoto deposit to the south.  A regional remote sensing study was also completed.  (Thatcher, 1995).

  Tesla Consulting carried out VLF-EM and magnetometer surveys on a 34.5 km grid established over the mineralized zone.  A reasonable geological interpretation was produced.  VLF-EM, magnetic maps and the interpretation are available at a scale of 1:10,000.

  CMC (WA) optioned the property to Oliver Gold Corporation.  Additional VLF-EM and magnetometer surveys appear to have been completed over an expanded grid.  Oliver completed 23 diamond drill holes totalling 5,558 m, which further defined the Main Carbonate Zone and the Northwest Zone.  These holes were generally drilled on 100 m centres over a strike length of 1200 m.  A total of 7 diamond drill holes (948 m) were completed on the Dar Salam permit.  One hole was abandoned in bad ground.

  1996 Oliver and CMC (WA) completed a 24 hole (7,038 m) diamond drill program and a 291 hole reverse circulation drill program (13,655 m) over the Main and Northwest Zones to depths of up to 300m vertical.

  Detailed soil sampling on lines 100 m apart and sample spacing of 25 m was completed.  Samples were analyzed for gold and arsenic.  Samples along specific lines were subjected to a multi-element ICP analysis.

  Limited reverse circulation drilling was carried out at Moralia (18 holes) and Dar Salam (21 holes) for a total of 2472 m.  A 15 further diamond drill holes were completed at Dar Salam for a total of 4085 m.

  1997 Sagax Geophysics was contracted to carry out a pole-dipole IP/resistivity survey over the Dar Salam, Moralia and Segala West areas.  Two lines were surveyed over the Main Zone.

Snowden Mining Industry Consultants	Page 12

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

  Oliver drilled a further 18 diamond drill holes on the Main and Northwest zones.  Rescan Engineering wrote a pre-feasibility report on the Segala deposit.  This document was submitted to the Malian government who ultimately issued an exploitation permit for the property.  The exploitation company was named Semico S.A.

  1998 Pearson Hofman and Associates completed a resource estimate for the Segala Main and Northwest zone using data from 72 diamond drill holes and 291 RC holes.  Nevsun contracted this work.  They calculated a total of 11.6 Mt grading 2.74 g/t Au containing 1.02 million ounces of gold.  This was calculated over a strike length of 1000 m and to a vertical depth of 550 m.  Primary indicated resources using a 1.5 g/t Au cut-off amounted to 7.5 Mt grading 3.52 g/t Au while the indicated oxide resource using a 1.5 g/t cut-off amounted to 0.5 Mt grading 3.07 g/t Au.

  The property was sold to Semafo/Managem.

  2000 Reminex, the exploration group attached to Managem, carried out a significant exploration program at Segala.  This included: (1) contracting Sagax Geophysics to complete a gradient array IP/resistivity survey between the Segala Main and Moralia areas, (2) completing soil sampling in an area west of the Dar Salam grid, (3) trenching at Moralia, Segala and Dar Salam, (4) diamond drilling of 4 holes on the Segala Main Zone, 2 holes on the North Zone, 3 holes at the Far NW Zone and 3 holes at Dar Salam, (5) RC drilling of 18 holes mostly at the Far NW Zone.  There were significant recovery problems associated with this drilling.

  Semafo released a resource estimate, which used a 3.0 g/t Au cutoff for the sulphide mineralization, and a top cut of 12 g/t Au for the oxide mineralization and no top cut for the sulphide mineralization.  Indicated resources for the Main and Northwest zones amounted to 4.173 Mt grading 5.39 g/t Au containing 723,230 ounces of gold.  Inferred resources totalled 2.373 Mt grading 2.85 g/t Au containing 217,461 ounces of gold.

  2002 Snowden Mining Industry Consultants ("Snowden") has, on behalf of Nevsun Resources Ltd.  ("Nevsun"), undertaken a resource estimate for the Segala gold deposit.  The resource is reported within a nominal 0.1 g/t Au mineralized envelope and is classified as Measured, Indicated and Inferred according to the JORC code (JORC 1999).  The Measured and Indicated resource estimated for the Segala deposit is 7.5 Mt at 3.36 g/t Au (based on a cut-off grade of 2.0 g/t Au).  The Inferred resource is 1.2 Mt at 2.84 g/t Au (based on a cut-off grade of 2.0 g/t Au).

  Specific gravity measurements were completed on over 150 drill core samples taken from selective drill holes at Segala.  Past operators had done very little of this work.

  Surveying, using a differential GPS unit was taken out along the baseline of the Segala Main Zone.  A number of tie lines, property boundary markers and drill holes were also located and surveyed in order to build an accurate database using the UTM system.

  Limited soil sampling was undertaken at Dar Salam and Moralia in order to check on anomalous values defined by past operators and enable a consulting group to level the Segala soil results with those from other adjoining Nevsun properties.

Snowden Mining Industry Consultants	Page 13

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

  Geophysical surveys in the form of IP/resistivity and magnetometer were carried out over the Main Zone for the first time.  It was anticipated that this would assist in sorting out the geological and structural controls of the gold mineralization.

  A review of over 40 of the drill holes at Segala from all sectors of the property enabled a better understanding of the geology and hosting structures.  In a number of instances additional sampling was undertaken to test for zones of potential mineralization.  Due to a lack of drill logs for the 12 core holes drilled in 2000, these holes were re-logged.

  Detailed geological mapping from east of the Main Zone to the western property boundary and regional scale mapping in the area of the Moralia Zone was completed.

  In fill drilling was completed on the Segala Main and Northwest Zones and six areas outside of the Main and Northwest Zones were subjected to drilling programs in an effort to better understand previously defined mineralization and to carry out preliminary drilling on other previously untested targets.  These included the Far Northwest Zone, Moralia, Dar Salam, Dar Salam Est, Segala East and Moralia South.  A total of 11,311.5 metres of diamond drilling in 65 holes & 6,117 metres RC drilling in 67 holes was completed.

Snowden Mining Industry Consultants	Page 14

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

6.

GEOLOGICAL SETTING

6.1.

Regional Geology: West Africa

Precambrian cratons of Archean and Lower Proterozoic age, Pan-African mobile zones of Upper Proterozoic age and intracratonic sedimentary basins ranging from the Proterozoic to the Quaternary dominate the geology of West and Central Africa.  The substratum rocks seldom outcrop and are frequently covered by sands (dunes) in the north (Mauritania, parts of Senegal, Mali, Niger and Chad) and by laterites in the south ().

The Precambrian history of this part of Africa is commonly described as a process of progressive cratonization, or the accretion of a series of successively younger mobile or orogenic zones or belts to the oldest crustal nuclei of early Archean age.  Occasionally, subsequent orogenic belts developed inside existing cratons, but more commonly, they added to the size of older cratons by addition of new crustal material along their margins.  Most of the cratons in the area under discussion stabilized already during the Archaean after the accretion of only Archean mobile zones subsequent to orogenic events.  The North Gabon Archean nucleus for example stabilized around 2.7 Ga.  An exception is the West African craton, which stabilized much later at about 1.6 Ga after the accretion of vast areas of Lower Proterozoic (or Birimian) formations at the end of the Eburnean orogenic event.

Due to extensive cover by intracratonic basins and deep crustal reactivation during the Pan-African orogenic event, only segments of the original Archean-Lower Proterozoic cratons are recognisable today.  The principal remaining segments of the West African craton are Reguibate in Mauritania, Kayes in Mali, Kedougou-Kenieba in Senegal and Mali and the vast Man-Leo terrains, which extend from Guinea in the west to Benin and Niger in the east.  Parts of the Congo craton subcrop in the Congo Republic, Gabon, Equatorial Guinea, Cameroon and the Central African Republic.  Segments of the ill-defined Nilotic craton are preserved in the northern part of the Central African Republic and in Chad.

Snowden Mining Industry Consultants	Page 15

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 6.1
Generalized Regional Geological Map of West Africa

Remnants of Archean-Lower Proterozoic cratons are present in all countries under review of this study, with the exception of Gambia, Cape Verde Islands and possibly Guinea-Bissau.

The Archean-Lower Proterozoic cratons consist essentially of granitic-gneissic terrains and of volcano-sedimentary and sedimentary greenstone belts.  The greenstone belts, which are of either Archean or Lower Proterozoic age, are host to significant precious metal, base metal and bulk mineral deposits world-wide.  Archean greenstone belts occur in most of the fragmented cratons of West- and Central Africa, particularly in Sierra Leone, Guinea, Liberia, and Ivory Coast.  The second most significant gold resource of Africa (second only to the Witwatersrand basin) is associated with greenstone belts of the Lower Proterozoic Leo terrain of the West African craton.  These belts are also known as Birimian greenstone belts, named after the Birimian River Valley in Ghana, where gold and diamonds occur.  They encompass a vast area of approximately 350,000 km2 covering parts of Niger, Burkina Faso, Benin, Togo, Ghana, Ivory Coast, Mali, Guinea, Liberia and Senegal.

The last orogenic event in West and Central Africa was the Pan-African of Upper Proterozoic to Lower Paleozoic age (600-450 Ma).  This event completed the addition of new crustal material to the older cratons, it also overprinted and partially obliterated older pre-existing sequences of Archean-Late Proterozoic age.  Pan-African mobile belts rim the western margins of the West African and Congo cratons: Mauritanides, Rokelides and West Congo fold belt.  The Pan-African belt of Central Africa (also known as the Trans-Saharan mobile belt) occupies a vast

Snowden Mining Industry Consultants	Page 16

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

area along the eastern margin of the West African and the northwestern margin of the Congo craton.  This zone, which is thought to have resulted from the collision between the West African craton and an ill-defined continent to the east, comprises the Adrar des Iforas and Air stock works in Mali and Niger and large parts of Benin, Niger, Nigeria and Cameroon.  The end of the Pan-African orogeny welded the various cratons of all of Africa together to form the approximate shape of the continent of Africa.  It is unclear to what extent older (Archean-Lower Proterozoic) crustal material has been preserved within the Pan-African belts, without having been subjected to intense metamorphic reactivation.

Intracratonic sedimentary basins, which are virtually unaffected by any orogenic event, cover extensive parts of the region.  They range from Proterozoic to Quaternary age.  Coastal basins of Cretaceous to Quaternary age occur along sections of the Atlantic coast.

6.2.

Regional Geology: Mali

Western Mali is underlain by the Man Shield (also termed the Leo Rise) which is represented in this region as the Kenieba-Kedougou Inlier, part of the West African craton ().  Bedrock consists predominantly of deformed and weakly metamorphosed volcano-sedimentary rocks of Lower Proterozoic Birimian sequences (2300-1900 Ma) that are bordered to the east by Upper Proterozoic (also termed Infra-Cambrian) largely unmetamorphosed sedimentary cover rocks (quartzite and argillaceous schists).  Proterozoic to Permian doleritic dikes crosscut this portion of the shield.

The Birimian sequences of West Africa are generally preserved as linear belts a few tens of kilometres wide and with lengths in excess of several hundred kilometres.  Granitic or migmatised zones separate the belts, corresponding to ante-Birimian bedrock or granitic manifestations of the Eburnean orogeny (2115-2080 Ma) the latest penetrative meta-morphic/deformational event.  Western Mali is somewhat exceptional to this as the linear belts are generally wider than average and have narrower intervening granitic zones between them.

The Birimian sequence in eastern Senegal and western Mali is exposed within the Kenieba-Kedougou inlier and is comprised of three main volcano-sedimentary belts oriented roughly SW-NE.  The belts are comprised of successive sequences that range from volcanic dominated in the west (Mako Group) to predominantly turbidite sediments and less voluminous volcanic rocks to the east (Diale Group and Dalema Group).  Subsequently, the previous group names used for the inlier as a whole have been renamed in Mali respectively, the Saboussire, Keniebandi, and Kofi Formations.

Snowden Mining Industry Consultants	Page 17

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 6.2
Main Geological Units of West Africa

There is a general lateral facies change for the rock sequences from volcanic and continental rise type sediments in the west, to shelf type sediments in the centre and then to deeper water continental slope sediments to the east.

The Kenieba region, within which the property lies (), is underlain by the Dalema Series (also Kofi Formation), consisting of dominantly volcanic derived turbidite sediments, occurring in the south-eastern most volcano-sedimentary sequence of the Kenieba Inlier.

Whereas the Birimian rocks are generally metamorphosed to greenschist facies, the emplacement of calc-alkaline syn-tectonic granites has produced areas of amphibolite facies metamorphism and migmatization, or transformation, to hornfels.  A series of small granitoid stocks is especially evident in the area just north of Kenieba.  The lack of felsic intrusive outcrop is likely due to relatively rapid weathering of these types of rocks in the tropical environment.

Diorite and granodiorite stocks and dykes intruded all the Birimian rocks towards the end of the Eburnean orogeny.  These intrusions have been mapped as post or late tectonic in age because they are generally only weakly foliated.  However, it is considered more likely that they are largely syn-tectonic.  A number of intrusions cut the Dalema Group/Kofi Formation rocks in the Kenieba area.  These include the Yatia Granite stock, located about 20 km north of Kenieba and the Gamaye Granite located about 22 km southeast of Kenieba.

Upper Proterozoic sedimentary rocks of the Wassangara and Souroukoto Groups unconformably overlie the east portion of the Kenieba-Kedougou Inlier.  The rocks of the latter group form the prominent Tambaoura escarpment immediately to the east of the property.  The

Snowden Mining Industry Consultants	Page 18

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

present land surface over the Birimian rocks corresponds very closely to the former erosional surface of the base of the covering sequence.

Late NNE trending dolerite (diabase) dikes and sills and numerous kimberlitic diatremes cut all of the Precambrian formations including the Souroukoto and Wassangara cover sequences.  A variety of lamprophyric dykes cut all Birimian formations.  Their timing of emplacement is uncertain but they are seen to occupy NE trending structures and can be auriferous.

Peneplanation of the Birimian presumably occurred prior to the deposition of the Upper Proterozoic Souroukoto sediments.  A number of laterization events (as many as four interpreted across the larger region) dating from the Cretaceous to the Neogene have resulted in the present-day deeply weathered terrain.

Two kilometres to the north, the sedimentary sequence is bounded by the Yatia Granite and the small satellite felsic "Segala" stock with the Segala gold occurrence situated between the two.  The strike appears to rotate to a more east-west direction, with steep dips to the south, in the area around the Yatia pluton.  A wide variety of small feldspar porphyry felsic and intermediate (dioritic) intrusions have been observed in orpaillage (artisanal mining) diggings and in the drilling and they bear a strong relationship to the gold mineralization.

A series of NE-SW oriented diabase dykes interrupt the Segala mineralization.  Numerous kimberlitic diatremes have been discovered in the immediate area of the property.

6.3.

Local and Deposit Geology

The Segala property is underlain by a sequence of Birimian aged metasediments that have subsequently been intruded by metre scale felsic and intermediate porphoritic dykes and larger granitic bodies.  Mafic dykes, lamprophyric dykes, as well as kimberlite and later diabase dykes are also present.

Snowden Mining Industry Consultants	Page 19

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 6.3
Geological Setting of the Segala and Tabakoto Deposits

The Segala Main zone is considered to be structurally controlled alteration and mineralization system that is hosted by the core of an isoclinal anticline whose axial trace trends ESE (approx.  110o) and dips steeply to the south at about -80o.  The anticline is made up of somewhat deformed and altered metasediments (greywackes and argillites) that display variable intensities of alteration of chlorite, carbonate, sericite and silica.  A series of quartz stringers and veins intrude this package.

Gold mineralization is associated with later narrow iron carbonate-quartz veins and stringers that intrude the silicified and carbonatized sediments.  The veins and stringers usually display somewhat bleached selvages containing coarse to fine grained arsenopyrite crystals and finer disseminated to patchy pyrite (pyrite is also seen to replace arsenopyrite).  Many of these stringers and veins are seen to be parallel to local foliation but there are others that are believed to be oriented northeast southwest as well as north south.  To a significantly lesser degree gold is also associated with fractured felsic and intermediate feldspar porphyry dykes.  Mineralization appears to plunge steeply to the east.

Snowden Mining Industry Consultants	Page 20

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

The Main Zone has been defined over a strike length of at least 600 metres and attains widths of up to 40 metres.  Higher-grade gold zones occur within the mineralized envelope.

The Northwest Zone located to the north and west of the Main Zone does not display the degree of alteration that is seen in the Main Zone.  Consequently, the depth of oxidation is in the order of 40-60m as opposed to the Main Zone, which has depths of oxidation ranging from 5.0 in the east to 25m in the west.  The degree of iron carbonate and sericite alteration is significantly less and the mineralization associated with quartz veining is subtler.  Quartz veining and stringers are interpreted to trend both northeast southwest and east west.  The strike of the Northwest Zone appears to be parallel to the Main Zone.  Northeast striking structures are suspected to play a significant role in emplacement of gold.  Graphitic/carbonaceous zones are noted to carry some gold values.

Snowden Mining Industry Consultants	Page 21

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

7.

DEPOSIT TYPES

The Segala Main zone is considered to be a structurally controlled alteration and mineralization system that is hosted by the core of an isoclinal anticline whose axial trace trends ESE (approx.  110o) and dips steeply to the south at about -80o.  The anticline is made up of somewhat deformed and altered metasediments (greywackes and argillites) that display variable intensities of alteration of chlorite, carbonate, sericite and silica.  A series of quartz stringers and veins intrude this package.

To the south at Tabakoto the principal type of deposit being explored for and developed is a shear zone hosted gold deposit.  Minor sulphide concentrations of pyrite and arsenopyrite up to a few persentages along with multi-directional quartz veins are usually hosted by a competent rock that has previously undergone a degree of alteration usually in the form of silicification.  Iron carbonate and serecite alteration is also commonly associated with gold.

Snowden Mining Industry Consultants	Page 22

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

8.

MINERALIZATION

Gold mineralization at Segala Main is associated with later narrow iron carbonate-quartz veins and stringers that intrude the silicified and carbonatized sediments.  The veins and stringers usually display somewhat bleached selvages containing coarse to fine grained arsenopyrite crystals and finer disseminated to patchy pyrite (pyrite is also seen to replace arsenopyrite).  Many of these stringers and veins are seen to be parallel to local foliation but there are others that are believed to be oriented northeast southwest as well as north south.  To a significantly lesser degree gold is also associated with fractured felsic and intermediate feldspar porphyry dykes.  Mineralization appears to plunge steeply to the east.

The Main Zone has been defined over a strike length of at least 600 metres and attains widths of up to 40 metres.  Higher-grade gold zones occur within the mineralized envelope.

The Northwest Zone located to the north and west of the Main Zone does not display the degree of alteration that is seen in the Main Zone.  Consequently, the depth of oxidation is in the order of 40-60 m as opposed to the Main Zone, which has depths of oxidation ranging from 5 m in the east to 25 m in the west.  The degree of iron carbonate and sericite alteration is significantly less and the mineralization associated with quartz veining is subtler.  Quartz veining and stringers are interpreted to trend both northeast southwest and east west.  The strike of the Northwest Zone appears to be parallel to the Main Zone.  Northeast striking structures are suspected to play a significant role in emplacement of gold.  Graphitic/carbonaceous zones are noted to carry some gold values.

The primary differences between the Main Zone and the Northwest Zone include:

1.

There is no distinctly foliated and iron carbonate altered envelope around the gold mineralization

2.

The depth of weathering is significantly deeper likely reflecting a lack of intense silicification.

3.

Mineralized zones are more discrete and wide spread with wide widths of lower grade gold mineralization being more common.

The primary differences between the mineralization at the Segala Main Zone and the mineralization at Tabakoto include:

1.

The vast majority of mineralization is associated with a well-foliated metasediment that has undergone quite extensive iron carbonate and silicification alteration.  Serecitization is locally intense and appears to be fairly late.  It appears to overpower the foliated sediments such that they seem to become quite competent and lose the strong foliation characteristic.  Quartz veining is common in the sericitic sections probably due to the increased competency of the rock and subsequent fracturing.  They do not necessarily carry gold.

2.

Silicification of the sediments was not particularly noted by Oliver's geologists but the shallow depths of oxidation apparent at the east end of the Main Zone and the apparent fine grained nature and hardness of the sediments point to quite intense silicification.

3.

The felsic/intermediate dykes are far fewer in number than they are at Tabakoto and the grade of mineralization is significantly less.  One gets the feeling that they postdate at least one mineralizing event, as in numerous instances the dykes carry significantly less

Snowden Mining Industry Consultants	Page 23

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

gold grade than the adjoining sediments.  In most instances the dykes are not well fractured.  Potassic feldspar porphyry (KFP) dykes have been noted.

4.

The gold mineralization associated with quartz stringers is much more subtle than it is at Tabakoto.  One or two centimetre scale quartz stringers could easily boost a 1.0-metre length sample to 1.0 g/t Au.  They often have a subtle halo of disseminated arsenopyrite.  They can contain minute particles of visible gold.  Fine visible gold has been noted in samples that have assayed as low as 0.3 g/t Au.

8.1.

Far Northwest Zone

Gold mineralization at the Far Northwest zone is interpreted to be very similar to that at the NW Zone.  Visible gold and minor sulphides (<1%) of pyrite and/or arsenopyrite are associated with quartz carbonate stringers and veins.  There are usually haloes of disseminated arsenopyrite surrounding the quartz veins/stringers.

8.2.

Moralia Zone

Limited drilling in 2002 at Moralia revealed gold mineralization associated with minor quartz vein and stringers usually with minor pyrite and/or arsenopyrite associated.  These are hosted by metasediments.  The 2003 drilling indicated that the larger orpailleur workings are investigating north-south trending felsic dykes similar to that seen at Tabakoto.  Minor quartz veins with pyrite and/or arsenopyrite associated with felsic and/or intermediate dykes is typical.

8.3.

Dar Salam Zone

Mineralization at the Dar Salam Zone is similar to that seen at Tabakoto.  Minor quartz veins with pyrite and/or arsenopyrite associated with felsic and/or intermediate dykes is typical.  Cross structures within silicified metasediments are also seen to carry significant gold values in places.

Snowden Mining Industry Consultants	Page 24

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

9.

EXPLORATION

In 2002 The Company undertook to:

1.

Re-establish the line grid over a significant portion of the Segala property and accurately tie this into the UTM survey system such that data could be exchanged between the Tabakoto and Segala properties,

2.

Complete a limited amount of geophysical surveying in the form of IP/resistivity and magnetometer work over the Main and Northwest Zones and compile this surveying into past work,

3.

Complete detailed geological mapping from east of the Main Zone to the western property boundary and regional scale mapping in the area of the Moralia Zone,

4.

Complete a limited amount of soil geochemical sampling in the Moralia and Dar Salam areas to confirm results produced by past operators.

IP/Resistivity surveys were completed over the Main and Northwest Zones.  They produce a chargeability response but it is secondary in strength to a relatively strong northeast trending chargeability response immediately to the south of the Main Zone.  It is strongly suspected that the majority of chargeability anomalies, especially those with coincident resistivity "lows" are caused by graphitic horizons.

The magnetometer work defined the edge of the Yatia and Segala granites.  The only other anomalous magnetic signatures of note is a northeast trending response cutting through the middle of the Main Zone that is caused by a late diabase dyke.  There appears to be 100-150 meters of left hand fault movement associated with this dyke.

Detailed geological mapping clearly outlined areas of intense local artisan workings and allowed for interpretation of the orientation of underlying gold mineralization.  It was determined that the majority of the area is underlain by metasediments varying between argillites and greywackes.  A variety of dykes ranging from ultramafic (lamprophyre) to felsic were observed.  They generally trend either parallel to local stratigraphy (WNW) or northeast.

For the most part the contact with the Yatia granite is hidden under overburden.  The contact with the southern Segala granite is better defined due to extensive past shallow mining operations that took place on the northeast trending Christmas Zone that is hosted by the Segala granite.

At Moralia it was determined that there is very little exposure except for granites that have a similar composition to the Yatia and Segala granites.  Other interpretive work can be done in areas of intense local artisan activity where spoil pile remnants can be seen.  Additional mapping is required at a larger scale to determine overall mineralizing directions from correlating artisanal workings.

Soil geochemical work verified results obtained by Oliver Gold in 1996.  The orientation of anomalies and contrasts in values of gold and arsenic were similar to those received in 1996.

Two short lines taken over the Dar Salam area were used to verify past results and stitch a number of soil surveys together from past work such that a common base was established for plotting purposes.

Snowden Mining Industry Consultants	Page 25

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

9.1.

Geophysical Surveys

Sagax Afrique S.A.  were contracted to carry out limited IP/resistivity surveys in the region of the Segala Main Zone.  Sagax had carried out the previous geophysical surveys at Segala and they were able to supply Nevsun with data from this work.  All past IP/resistivity work on Nevsun's adjoining properties as well as surveys completed in 2002 have been merged into one map based on the UTM system.  Sagax's report entitled "Rapport Sur Des Leves De Polarization Provoquee/Resistivite Et De Magnetometer' effectues sur les Secteurs de Dioulafoudou, Fougala et Segala, Mali, Afrique De L'Ouest" covers all technical aspects of the geophysical work completed in 2002 at Segala.

The property wide magnetometer survey completed by past operators is of poor quality due to a mal-functioning base station.  Consequently, it is difficult to carry out any accurate interpretations beyond defining obvious diabase dykes.  The 2002 survey covers the area between lines 8000E and 12000E and covers the Main Zone, Northwest Zone, Far Northwest Zone as well as the Christmas Zone hosted by the Segala granite.

9.1.1.              IP/Resistivity Survey

In 2000, Reminex had contracted Sagax to complete a gradient array IP/resistivity survey over a limited grid area between the Segala Main Zone and the Moralia area.  Lines were 100 meters apart and readings were taken at 25-meter stations.  Results of this work have been leveled and merged with the recent survey work to create maps covering the area between lines (local grid) 9200E and 12500E.  Results and maps are presented in a separate report prepared by Sagax Afrique.

The most apparent interpretation in the area of the Segala Mail deposit is the 65o trending least-resistive unit that appears to cut the eastern end of the Segala Main mineralization (Figure 9.1).  Conceivably this is a NE structure with a chargeability signature (mineralized?) that may influence the ultimate positioning of the main 105o trend of gold mineralization in the immediate area.

Other low resistivity units also trending 65o at the east end of the map area that display intermittent chargeability responses may be of interest with respect to gold mineralization.

Snowden Mining Industry Consultants	Page 26

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 9.1
Compilation of IP Chargeability Anomalies, Segala and Tabakoto Permits

9.1.2.                   Magnetometer Survey

Results of the magnetometer survey (Figure 9.2) clearly indicate the contact of the Yatia Granite to the north and several late diabase dykes that strike at approximately 50o.  It is interpreted that the main diabase dyke has been faulted off by a late structure displaying approximately 150 meters of left hand movement.  Past interpretations have indicated that this fault strikes NW and may have influenced the position of part of the Main and NW Zones.  The smaller Segala Granite also appears to have a distinct magnetic signature leading one to believe that it is of

Snowden Mining Industry Consultants	Page 27

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

similar timing and composition as the Yatia Granite.  Beyond that there appears to be little to gain from the magnetic data other than that it appears that the broad magnetic low envelope in the vicinity of the known mineralization may represent an area of magnetic destruction.

-11°21' -11°20' -11°19' -11°18' -11°17' -11°16' -11°15' -11°14' -11°13' -11°12' -11°11' -11°10' -11°9'
244000E 246000E 248000E 250000E 252000E 254000E 256000E 258000E 260000E 262000E 264000E 266000E
1450000N 1448000N 1446000N 1444000N 1442000N 1440000N 1438000N 1436000N 1434000N 1432000N 1430000N
13°6' 13°5' 13°4' 13°3' 13°2' 13°1' 13° 12°59' 12°58' 12°57' 12°56' 12°55'

0.243
0.148
0.105
0.083
0.071
0.061
0.053
0.047
0.043
0.038
0.035
0.032
0.029
0.027
0.025
0.023
0.022
0.020
0.019
0.018
0.016
0.015
0.014
0.013
0.012
0.011
0.010
0.010
0.009
0.008
0.008
0.007
0.007
0.006
0.006
0.005
0.005
0.004
0.004
0.003

SIGNAL ANALYTIQUE
(nT/m)

Échelle 1 : 50000

1000 0 1000 2000 3000
(meters)

Kamané
Galougo
Dramétou
Bafoulabé
Dialako
Moussala
Néguetabali
Santankoto
Soréto
Sabouciré
Koulouguidi
Bakouroufata
Gourbassi
Bodiarinko
Bransan
Djibroula
Soubala
Kossanto
Sanbarabougou
Kéniéba
Kassama
Tondidji
Yaléa
Projet Segala
Kourounid
Koundame
Dioulafoundouba
Mako
Bembou
Saraya
Kéniéba
Toumboundi
Tanbafinia
Satadougou
Balandougou
Kouroukoto
Kédougou
Missira
Binda
Faraba
Médina Kouta
Faléa
Taïa Maléa
Beridougou
Fari Ndantari
0 km 20 40 60 80 100

SEMAFO / MANAGEM
PROJET DE SEGALA
RÉPUBLIQUE DU MALI

LEVÉ AÉROMAGNÉTIQUE
CONTOURS DU SIGNAL ANALYTIQUE

SAGAX AFRIQUE S.A.

VAL D'OR SAGAX

Interprété par : SAGAX AFRIQUE — Date: 05/00

Échelle 1 : 50000 — Dessin no: 00-A090-01

Figure 9.2
Regional Airborne Magnetometer Survey, Segala Area

9.2.               Geochemical Surveys

Nevsun retained Analytical Solutions Ltd to merge all gold and arsenic soil geochemical data available from 6 surveys carried out at various times between 1996 and 2000.  Results are presented in a report entitled "Compilation of 1996 to 2000 Soil Surveys For 2002 Mali Concessions" prepared on behalf of Nevsun Resources Ltd.

Plots of the gold and arsenic data are presented in  Figure 9.3 to Figure 9.4.

Snowden Mining Industry Consultants	Page 28

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 9.3
Gold in Soil

Snowden Mining Industry Consultants	Page 29

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 9.4
Arsenic in Soil

9.3.

Moralia

Nevsun learned from former Oliver Gold personnel that they had some doubts as to the reliability of the soil sample results in the Moralia area.  Consequently Nevsun elected to take samples between 10000N and 11000N on lines 12400E to 13300E.  Samples were taken at 50-meter spacings along the lines at depths in the order of 60cm (see ).  Samples were analysed for gold only.

Oliver had formerly sampled this area with samples 25m apart on lines 100m apart.  They analysed for gold and arsenic only although select lines were analysed by an ICP multi-element package.

Snowden Mining Industry Consultants	Page 30

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Nevsun's results compared favorably to the pattern that was formerly defined by Oliver Gold indicating that Oliver's results are acceptable.

Quality assurance/quality control sampling entailed the insertion of blanks, duplicates and standards.

The standard Nevsun used during this program has a reference of G396-2, which has a declared value of 0.12 g/t Au.  A total of 9 standards were included within the sample population of 209 samples.  These were analyzed 19 times with values ranging between 0.11 and 0.13 g/t Au, averaging 0.119 g/t Au.

Blank samples made up of lateritic material from a non-mineralized area returned 13 analytical values ranging between 5 and 34 ppb Au.  The range likely represents the degree of variability within the blank sample.

The analysis of duplicate samples produced more erratic results, likely reflecting lack of sample homogeneity and possibly high sample site variability.  Of the 12 sample duplicates submitted 10 returned comparative values within acceptable limits while 2 did not.  More care in homogenizing duplicate samples needs to take place during any future sampling.

Figure 9.5
Gold in Soils(ppb), Moralia, 2002 Sampling

Snowden Mining Industry Consultants	Page 31

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

9.4.

Geological Mapping

Detailed geological mapping at a scale of 1:1000 and ultimately presented at a scale of 1:2000 was carried out over the western portion of the Segala property covering the area from Dar Salam in the south to Moralia in the North (52.2 line km crosslines plus 7.8 line km baseline and tieline).  A second grid was placed in the south central portion of the property covering an area of anomalous Au in soil values.  Again detailed geological mapping at a scale of 1:1000 and ultimately presented at a scale of 1:2000 was carried out.

Over both grids cut-and-picket 100-metre spaced lines with 25-metre station intervals were placed.  50-metre spaced lines were cut-and-picketed over the Dar Salam and Moralia targets.  For the western most grid the Oliver Gold/Dar Salam 5000E baseline was reestablished and used as the baseline for the southern portion of the grid.  A second baseline/tieline was established at 6000E.  The grid coverage extended from the southern property boundary (4900N) to the northern property boundary (8800N) The grid was tied to the Tabakoto grid at L 4+00S, 16+77W.  Tielines were chained along the ends of all the grid lines for control.  Grid line 5000N was extended westward to 2000E with a baseline established at 3000E and a tieline at 2000E for placement of the second grid.  This tieline and baseline was extended to 6500N.  Cement bournes were placed at 100-metre centers along the baselines 5000E, 6000E, and 3000E, and along tieline 2000E and their locations surveyed with a handheld Trimble GeoExplorer 3 differential GPS with a 4600LS receiver.

The Moralia/Dar Salam geological mapping is depicted at 1:2000 scale on.  The mapping, as expected, shows that outcrops are quite rare and sporadically distributed, with outcrops confined mainly to resistive rock types such as diabase dykes and dioritic/granitic intrusives.  Orpailleur workings are quite extensive throughout the area mapped.  Generally the workings are shallow eluvial pits, with scattered or grouped deeper pits dug to the underlying bedrock.  East-westerly trending alluvial workings were mapped between grid lines 7200N to 7600N, swinging gently northward around the Moralia target until the trend cuts the northern property boundary at 6900E.  These workings probably define an ancient river channel.  Alluvial workings also occur over the southeastern portion of the mapped area, approximately south of grid line 5300N, the northern extent of the alluvial workings mapped at Tabakoto.

During mapping the waste material from the orpailleur pits and the outline of the various pit trends is extremely useful as a guide to the underlying rock types and orientation of the hosting mineralized structures that the orpailleurs were targeting.  This greatly assists in target definition.

The geology of the area consists predominantly of a northerly trending turbitic sequence of greywacke and lesser graphitic argillite and siltstone with a wide variety of felsic to mafic intrusions intruding this sedimentary package.  This is the northern continuation of the turbidite sequence and felspar porphyry dyke swarm occurring at the Tabakoto deposit.

At the Dar Salam Target, located in the southwestern quadrant of the mapped area, previous drilling indicates that mineralization is similar to that seen at Tabakoto.  Minor quartz veins with pyrite and/or arsenopyrite associated with felsic and/or intermediate dykes is typical.  Cross structures with silicified metasediments are also seen to carry significant gold values.  Mapping of the orpailleur workings traced a 15 to 20 metre wide felsic dyke from the property boundary to grid line 5700N, the dyke bifurcating at grid line 5250N.  North of grid line 5700N the area is covered by lateritic gravels.  010o to 030o quartz float trends maybe the surface expression of

Snowden Mining Industry Consultants	Page 32

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

the northward continuation of these felsic dykes.  Several narrow 300, 090 and 035o trending lamprophyre dykes were mapped in the central portion of the Dar Salam Target.

At Dar Salam (Est), located along the eastern quadrant of the mapped area, a 010o trending diabase dyke was traced in both subcrop and outcrop from grid line 5800N to 7050N.  Mapping of the orpailleur workings traced a north-South trending felsic dyke adjacent to this diabase dyke from 5400N to 6300N.  Mapping of the orientation of the orpailleur pits in the southern portion of this target indicates that several mineralized zones were being exploited.  A narrow band of eluvial workings extends northward up to the east-west trending alluvial channel.  Within this area several north-south trending fields of very old orpailleur pits and 010o quartz float trends were observed.  These maybe the surface expression of additional northerly trending felsic dykes.

The Moralia orpailleur target area extends from grid line 7700N northward beyond the property boundary at 8800N.  Extensive outcrop of the Moralia granite covers the northwestern part of the grid area extending eastward to grid line 5900E and southward to 8300N.  This granite appears to have a similar composition to the Yatia and Segala granites located to the north and west.  The granite is cut by a 055o trending diabase dyke.  The majority of the area is underlain by Birimian metasediments consisting of northerly trending greywacke and argillite/siltstone cut by 010o to 020o and 070o trending felsic dykes and 060o to 070o trending lamprophyre dykes.

Extensive eluvial workings occur throughout the area.  Deeper and larger pits are concentrated along the felsic and lamprophyre dykes, thus defining potentially mineralized zones.

The geological mapping completed over the area of anomalous Au in soil values is depicted at 1:2000 scale.  The area is completely overlain by lateritic soils with currasse in the central elevated area.  Alluvial workings occur over the extreme northern portion of the grid.  Waste material from several widely scattered deeper pits indicated the area to be underlain by greywacke and graphitic argillite.  Two subcrop and outcrops of easterly trending lamprophyre dykes were located in the west-central portion of the grid.  Several orpailleur pits have been dug on these dykes investigation associated quartz veins.  One solitary pit was located in the south central portion of the grid investigating an east-west trending quartz vein in felsic porphyry dyke material.  Beyond these pits no other orpailleur workings occur in the grid area and no other outcrops were located.  The anomalous Au in soil values remains to be explained.

Snowden Mining Industry Consultants	Page 33

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

10.

DRILLING

10.1.                2002 Drill Program

Nevsun initiated diamond drilling with two skid-mounted wire-line rigs; a Boart Longyear 38 and a Boart Longyear 44, owned and operated by Boart Longyear on October 19, 2002 and October 22, 2002 respectively.  The Boart Longyear 38 completed its last hole on November 27, 2002 while the Boart Longyear 44 finished its last hole on December 1, 2002.

The reverse circulation percussion drilling (RC) was conducted concurrently with diamond drilling using a truck-mounted, 5 inch diameter, centre-sample return, triple-wall tube system D40K rig, owned and operated by SDS Drilling a division of Boart Longyear with the first hole beginning on October 25, 2002 and the last hole concluded December 4, 2002.

Nevsun staff was present on site during the entire drill program.  Independent consultants, Taiga Consultants Ltd., of Calgary, Alberta assisted in the capture and compilation of drill hole data.

Further infill sampling was completed during the first and last week of January 2003 to close off mineralized zones and infill where the sampling of zones in the geological model was absent

10.1.1.            Main Zone and NW Zone Infill Drilling

Nevsun completed an infill-drilling program on the Segala Deposit from October 2002 to December 2002.  The program focused on increasing the drill density and raises the confidence level in the resource estimate.

Reverse circulation (RC) and diamond drilling (DDH) methods have defined mineralization over a 1.2 km strike length and up to 500 m from surface.

Snowden Mining Industry Consultants	Page 34

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Gemcom Desktop Edition: C:\GCDBsg = Segala -
File
Window
View
Workspace
Drillhole
Block
Point
Polyline
Polygon
Surface
Solid
Volumetrics
Tools
Options
Help
3D
2D
C:\GCDBsg
Polygon Project: C:\GCD
Workspaces
Working Outlines
Drillhole Project: C:\GCD
DrillData
Block Model Project : C:\
Ore
Au
Class
Density
Percent
Rock Type
Kvar
Pts
Zone
Domain
Pass
Waste
Air
Objects
Profiles
1437600.0Y
1437400.0Y
1437200.0Y
1437000.0Y
1436800.0Y
259000.0X
259200.0X
259400.0X
259600.0X
259800.0X
260000.0X
Select operations with function keys or pulldown menus
No Action
2D
Plan
100L
259418.38X
1437297.53Y
start
Inbox - Outlook ...
Re: Geotech dat...
GCDBsg
Gemcom Desktop...
QuickPlot for Win...
Section5 - Micros...
9:19 AM

Figure 10.1
2002 Main and Northwest Drill Holes Location Plan Showing Hole Paths

10.1.2.             2002 Diamond Drilling

Nevsun drilled a total of 11,311.5 meters from 65 diamond drill holes on the Segala property in the 2002 drill program.

There were 27,924.5 meters drilled in 106 drill holes on the Segala property prior to the 2002 drill program.  CMC drilled 942 meters in 1994; Oliver Gold drilled 24,960.5 meters from 1995 to 1997; and Semafo drilled 2022 meters in 2000.

The 2002 drill program had the initial 15 to 70 meters in each hole completed using HQ diameter core.  A reduction to NQ diameter core was undertaken once reasonably competent rock was encountered in the hole.  All holes ended in NQ diameter core.

Of the total diamond drilling on the Segala project in the 2002 field season, 4,421 meters in 24 holes were completed on the Main zone and 4,000 meters in 22 holes were completed on the Northwest zone.  The infill drilling completed by Nevsun targeted the upper 150 m of the resource.

Snowden Mining Industry Consultants	Page 35

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Past drilling on the Segala deposit totalled 21,177.5 meters in 83 drill holes.  The Main zone had 16,008 meters drilled in 53 holes while the Northwest zone had 5,169.5 meters drilled in 20 holes.  A large portion of the old drilling, 10 holes in total, on the Main Carbonate zone were deep holes, reaching depths below a vertical depth of 500 meters.

The DDH drilling completed earlier was done on 50 m to 100 m intervals with an inclination of 45o to 65o towards 360 degrees.  Three holes were drilled towards 180 degrees to better define the dip of the deposit.  Nevsun infill drilled on 25 m sections looking East-North-East (280 degrees), with drill holes spaced from 10 m to 40 m along section with an inclination of 45o towards 10 degrees.  The Northwest mineralized structures were drilled towards 360 degrees using an inclination of 50o on sections looking East (270 degrees) with 25 m collar spacing between section and 25 m to 35 m along section.

10.1.3.                   2002 Percussion Drilling

Nevsun drilled a total of 6,117 meters from 67 diamond drill holes on the Segala property in 2002.  Previous property owners drilled 17,686 meters over 348 drill holes on the Segala property.

Of the total RC drilling on the Segala project in the 2002 field season, 1,980 meters from 21 holes was completed on the Main Carbonate zone and 228 meters from 2 holes was completed on the Northwest zone.  The infill drilling completed by Nevsun targeted the upper 100 m of the resource.  The RC drilling was done on portions of the deposit requiring shallow infill drilling needed to improve classification of the resource.  The holes were inclined 45o towards 010 degrees on the Main zone and the Northwest zone with the other hole on the Northwest zone drilled at an inclination of 50o towards 360 degrees.

Past drilling on the Segala deposit totalled 8,182 m from 170 drill holes.  The Main Carbonate zone had 4,329 m drilled in 108 holes while the Northwest zone had 3,853 m drilled in 62 holes.  Holes were drilled with an inclination of 60o towards 360 degrees.

10.1.4.             2002 Exploration Drilling Program

Six areas outside of the Main and Northwest Zones were subjected to drilling programs in an effort to better understand previously defined mineralization and to carry out preliminary drilling on other previously untested targets.  These included the Far Northwest Zone, Moralia, Dar Salam, Dar Salam Est, Segala East and Moralia South.

10.1.5.               Far Northwest Zone

Semafo/Managem drill tested a 600 meter strike length of area of intense artisan workings, located at the very northwest corner of the property, in 2000 by completing 3 diamond drill holes and 17 reverse circulation drill holes.  Nevsun obtain collar, survey and assay data from Semafo but found it difficult to relate the locations to actual positions on the ground.  Ultimately, several old drill collars were found and the actual drill locations according to UTM co-ordinates have been determined.  It has been determined that at least 4 of the holes were drilled to the west of the Segala permit boundary.

Snowden Mining Industry Consultants	Page 36

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Based on past drilling, geological mapping, soil geochemistry and geophysical data as well as extensive local artisan mining activity, Nevsun elected to drill 4 diamond drill holes and 17 reverse circulation drill holes to determine if significant gold mineralization underlay the area.  An additional 3 diamond drill holes tested beneath another area of artisan workings located 450 meters southwest of the Far Northwest Zone.  The Far Northwest Zone was tested over a 400 meter strike length in 2002.

This zone is located approximately 350 metres to the northwest of the Segala NW Zone.  The holes listed below (Table 10.1), which include previous holes drilled by Managem, are over a strike length of 300 metres and to a vertical depth of less than 100 metres.

It should be noted that drill hole S-136 encountered two zones of underground workings indicating a mineralized zone has been previously mined by local artisans.  It should also be noted that the long mineralized intersection encountered in hole SRC-374 is on the most westerly section drilled and thus this new zone is still open to the west.

Table 10.1 Significant Assays from Far North West Drill Holes
Drill	Interval		Core Length	Grade	Core Length	Grade
Hole #	From (m)	To (m)	(m)	g/tonne Au	(ft)	Oz/ton Au
S-134	58.70	61.50	3.80	76.68	12.23	2.24
incl	59.30	60.90	1.60	181.39	5.15	5.30
S-136	92.50	94.00	1.50	3.03	4.83	0.09
S-142	106.00	107.50	1.50	20.29	4.83	0.59
SRC-373	66.00	75.00	9.00	1.99	28.98	0.06
and	79.50	82.50	3.00	2.27	9.66	0.07
SRC-374	1.50	28.50	27.00	2.07	86.94	0.06
incl	18.00	19.50	1.50	8.72	4.83	0.25
SRC-379	40.50	42.00	1.50	2.08	4.83	0.06
SRC-381	55.50	57.00	1.50	4.68	4.83	0.14
SRC-382	76.50	79.50	3.00	2.35	9.66	0.07
and	81.00	84.00	3.00	1.58	9.66	0.05
SRC-383	78.00	79.50	1.50	6.36	4.83	0.19
SRC-384	64.50	67.50	3.00	2.79	9.66	0.08
SRC-385	39.00	40.50	1.50	2.58	4.83	0.08
Managem Drill Holes, 2000
SR00-03	67.00	72.00	5.00	1.66	16.10	0.05
SR00-04	61.00	77.00	16.0	2.55	51.52	0.07
SR00-11	53.00	63.00	10.0	1.04	32.2	0.03
SR00-12	44.00	47.00	3.0	16.54	9.66	0.48
and	58.00	72.00	14.0	1.63	45.08	0.05
and	76.00	84.00	8.0	3.72	25.76	0.11
SR00-13	50.00	53.00	3.0	9.46	9.66	0.28
SR00-14	37.00	39.00	2.0	2.95	6.44	0.09
SR00-15	43.00	48.00	5.0	9.28	16.1	0.27
and	90.00	93.00	3.0	1.97	9.66	0.06

10.1.6.                 Moralia

In order to further test drill intersections defined by Oliver Gold during their 18 hole 1996 reverse circulation drill program, Nevsun elected to collar 6 diamond drill holes (Table 10.2) in the Moralia area.  This area has extensive evidence of present and past local artisan mining activity

Snowden Mining Industry Consultants	Page 37

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

over a wide area.  Past soil surveys by Oliver Gold had defined significant anomalous gold and arsenic trends that appeared to have a distinct 55 degree trend.

Table 10.2 Significant Assays from Moralia Drill Holes
Drill	Interval		Core Length	Grade	Core Length	Grade
Hole #	From (m)	To (m)	(m)	g/tonne Au	(ft)	Oz/ton Au
S-144	64.00	67.00	3.00	7.11	9.66	0.21
incl	65.50	67.00	1.50	11.77	4.83	0.34
S-145	58.80	62.60	3.80	2.13	12.24	0.06
S-149	147.00	154.00	7.00	1.94	22.54	0.06
incl	150.70	152.00	1.30	4.20	4.19	0.12
S-151	129.00	129.60	0.60	2.24	1.93	0.06
SRC-412	9.00	34.50	25.50	0.75	82.11	0.02
SRC-413	42.00	55.50	13.50	0.70	43.47	0.02

It should be noted that the 2 reverse circulation holes defined a zone of broad, but low grade mineralization that requires further work to define its limits and direction.

Past drilling (Table 10.3) by previous operators had intersected the following:

Table 10.3 Significant Assays from Moralia Drill Holes- Past Operators
Drill	Interval		Core Length	Grade	Core Length	Grade
Hole #	From (m)	To (m)	(m)	g/tonne Au	(ft)	Oz/ton Au
MR96-3	50.00	52.00	2.00	5.06	6.44	0.15
MR96-5	48.00	50.00	2.00	26.40	6.44	0.77
MR96-7	10.00	24.00	14.00	0.84	45.08	0.02
MR96-11	18.00	24.00	6.00	2.66	19.32	078
and	40.00	48.00	8.00	1.53	25.76	0.04
and	64.00	70.00	6.00	5.94	19.32	0.17

10.1.7.                  Dar Salam

It is readily apparent from past soil and geophysical surveys that extensions of Nevsun's Tabakoto deposit would appear to occur in the Dar Salam area of the Segala property.

In 1995 Oliver Gold drilled 7 diamond drill holes in the Dar Salam area.

In 1996 a further 21 reverse circulation drill holes and 15 diamond drill holes were established along a significant north south strike length.

Three trenches were established in 1997.

In 2000 Managem drilled a further 3 diamond drill holes very close to the Nevsun northern boundary in an attempt to further define gold mineralization intersected in past drilling as well as test under local artisan mine surface workings.

During Nevsun's examination of core from past drilling at Dar Salam a number of core samples were split and sent for assay.  The most notable results from this work included extending a

Snowden Mining Industry Consultants	Page 38

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

mineralized zone in hole DD-96-26 of meters averaging g/t Au to 33.2 meters averaging 4.11 g/t Au.

Nevsun subsequently drilled an additional 6 diamond drill holes and 7 reverse circulation drill holes in 2002.

The results listed below (Table 10.4) include Nevsun's recent drilling and past drilling by Oliver Gold.  These drill holes cover a strike length of 300 metres and intersect to within a vertical depth of less than 100 metres.  Additional drilling is required to further improve the geological model and provide additional data for an independent resource calculation for the Dar Salam Zone.

Table 10.4 Significant Assays from Dar Salam Drill Holes
Drill	Interval		Core Length	Grade	Core Length	Grade
Hole #	From (m)	To (m)	(m)	g/tonne Au	(ft)	Oz/ton Au
SRC-401	51.00	52.50	1.50	1.96	4.83	0.06
SRC-402	52.50	54.00	1.50	11.45	4.83	0.33
S-155	113.00	117.00	4.00	2.92	12.88	0.09
incl	116.00	117.00	1.00	5.32	3.22	0.16
and	123.50	124.50	1.00	4.22	3.22	0.12
S-157	137.50	138.40	1.90	2.09	6.11	0.06
S-159	107.80	109.00	1.20	1.87	3.86	0.05
Oliver Gold Drill Holes 1996
DD96-26	119.50	152.70	33.20	4.11	106.90	0.12
Incl.	119.50	123.50	4.00	27.69	12.88	0.81
DD96-27	150.00	155.60	5.60	1.15	18.03	0.03
DR96-3	72.00	78.00	6.00	2.97	19.32	0.09
DR96-4	12.00	44.00	32.00	10.94	103.04	0.32
incl	14.0	24.0	10.0	7.71	32.20	0.23
incl	42.0	44.0	2.0	133.40	6.44	3.90

10.1.8.              Dar Salam East

One diamond drill hole (S-161) was collared in this area to test an extensive gold in soil anomaly.  A felsic dyke from 49.0to 56.5 meters averaged 0.98g/t Au over 7.5 meters.  Another intermediate dyke from 109.3 to 112.8 meters returned anomalous gold values that could easily contribute to the gold in soil anomaly.

10.1.9.                Segala East

Two lines of reverse circulation drill holes were collared in the vicinity of the Segala camp in order to test weak gold/arsenic soil anomalies along what was interpreted to be a possible eastern extension of the Segala Main Zone.  The lines were on local grid co-ordinates 10800 and 11000 with the holes staggered from north to south along 10800 and switching over to 11000 in order to cover a significant amount of across strike distance.  No significant mineralized intersections were encountered in these holes.

Snowden Mining Industry Consultants	Page 39

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

10.1.10.                  Moralia South

One line of 7 reverse circulation holes was drilled approximately meters southeast of the main Moralia work area.  The objective of this drilling was to test for potential WNW striking mineralization that may be associated with a strike extension of the Segala Main Zone.  Anomalous gold and arsenic in soil values along with anomalous IP readings assisted in defining the target area.

Holes SRC-412 and SRC-413 intersected anomalous gold values including 0.75 g/t Au over 25.5 meters in SRC-412 and 0.70 g/t Au over 13.5 meters in SRC-413.

10.2.            Collar Survey

After completing the drilling of each hole, a short piece of casing is cemented on surface providing verification of hole location and drilling direction for reference in the future.

Each drill hole was surveyed using a Trimble Geo-Explorer III, differential GPS system.  Later a laser range finder was used to record the elevation of the collars.  The coordinates are collected in the WGS84 UTM datum using a shift particular to the Malian survey points.

10.3.              Downhole Survey

Boart Longyear, used Sperry Sun equipment on all diamond drill holes to measure downhole surveys and deviations.   Generally, measurements were taken from the collar and end of hole, as well as, the mid-point between the collar and end of hole if the hole was equal or less than 200 m.  If the hole was greater than 200 m, measurements were taken at a depth of 100 m and 200 m instead of the mid-point between the collar and end of hole.

The project geologist was at the drill while the downhole surveys were conducted and confirmed the directions at the drill site, prior to the drill pulling out of the hole.

Downhole surveys from previous drill programs used Sperry Sun equipment.  Measurements were done approximately every 50 m down the hole.  RC holes paths were not surveyed.

10.4.                2003 Drill Program

Nevsun initiated diamond drilling with a skid mounted wire-line rig, first with a Boart Longyear 44 followed by a Boart longyear 38, owned and operated by Boart Longyear.  The drilling was carried out between April 2 and May 27, 2003.

Nevsun staff was present on site during the entire drill program.  Independent consultants, Taiga Consultants Ltd., of Calgary Alberta assisted in the capture and compilation of the drill hole data.  A total of 3,756 metres of generally oriented core drilling was completed in 22 diamond drill holes.

Further infill sampling was competed during this program to close off mineralized zones previously located and infill where sampling of zones in the geological model was absent.

Snowden Mining Industry Consultants	Page 40

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

10.4.1.               Main Zone Drilling

On the Segala Main Zone, one PQ drill core hole (S-168) was drilled to supply metallurgical sample material and 7 geotechnical drill holes (S-169 to S-175) for study of pit wall stability were drilled.  As well one hole was drilled to try to locate projected mineralization in the western portion of the proposed pit area (S-176).  All the drill holes except the PQ hole (S-168) and the two twin holes (S-171 & S-173), where geologically, structurally and geotechnically logged.  Due to the objective of the drilling program, as expected, only narrow mineralized intervals were encountered.  Hole S-176 drilled to try to locate projected mineralization in the proposed pit area did not intersect any mineralized intervals.

10.4.2.                Exploration Drilling

Five areas outside of the Main Zone were subjected to drilling programs in an effort to better understand previously defined mineralization and to carry out preliminary drilling on other previously untested targets.  These included the Far Northwest, Moralia Est and West, Dar Salam Sud and old pits.

Far Northwest Zone

This zone is located approximately 350 metres to the northwest of the Segala NW Zone.  Drill hole S-136 completed during the 2002 drilling program encountered two zones of underground workings indicating a mineralized zone that had previously been mined by local artisans.  Also SRC-374 on the westerly most section drilled intersected a long mineralized interval indicating that this zone is still open to the west.  Two drill holes were completed on this target in the area of this past drilling (S-177 & S-178).  There was only three narrow weakly gold mineralized intervals encountered.

Moralia

Prior to the initiation of the diamond drilling exploration program the Moralia target area was geologically mapped at 1:1000 scale.  This mapping showed that the underlying lithology trends generally at 010o rather than 110o as previously believed by Oliver Gold.  During the mapping program several areas of extensive artisanal mining activity were delineated.  Based on this new geological database combined with previous soil geochemistry and geophysical data two target areas were drill tested as part of the current drilling program.  Three drill holes were completed at 100-metre spacing on each target for a total meterage of 995 metres (DDH S-179 to S-184).

At the Moralia (Est) target (S-179 to S-181) a 14 to 18 metre wide corridor containing two or three felsic dykes weakly fractured, disseminated with ASPY and intruded by occasional qtz veins was intersected in all the drill holes.  The surrounding sediments contained very few qtz veinlets or sulphides.

At the Moralia (West) target  (S-182 to S-184) a 14 to 19 metre wide corridor containing at least three felsic dykes weakly fractured, minor ASPY, and occasional qtz veinlets was intersected in all the drill holes.  Again the surrounding sediments contained very few qtz veinlets or sulphides.  The following table (Table 10.5) summarizes the significant gold results intersected.

Snowden Mining Industry Consultants	Page 41

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 10.5 Significant Assays from the Moralia Drill Holes
Target	Drill Hole #	From (m)	To (m)	Length (m)	Grade (g/ton
Moralia Est	S-179	125.5	128.5	3	6.809
	incl.	127	128.5	1.5	12.86
	S-180	108.4	109	0.6	0.97
		110.5	111.9	1.4	0.785
		136	139	3	0.813
		142	145	3	0.554
		152.5	154	1.5	2.137
		155.5	157	1.5	0.567
		164.5	166	1.5	0.828
	S-181	no significant results
Moralia West	S-182	83.5	85	1.5	1.659
	S-183	89.5	91	1.5	0.962
		97	98.5	1.5	0.734
		101.5	102.45	0.95	0.65
	S-184	85	86.5	1.5	35.91
		89.5	93.65	4.15	0.845

Dar Salam NE (old pits)

While geologically mapping the area of Dar Salam/Moralia an intriguing area of very old Orpailleur pits was located coinciding with reasonable soil geochemistry.  One drill hole (S-185) was drilled to investigate the significance.  This hole intersected 5 separate felsic dykes, serecitic, siliceous, and disseminated with up to 1% ASPY between 132-150.9 metres.  The intervening sediments were only weakly altered.  Analytical results returned weak mineralization from 141 to 145.2 metres (0.749 g/ton AU/4.2m) from one of the felsic dykes.

Dar Salam (Sud)

At the Dar Salam (Sud) target two fences of drill holes were completed across the area of interest.  The first fence (S-186 & S-187) placed across the central portion of the area intersected two separate zones of potential interest.  Hole S-186 intersected from 126.8-133.6 a zone containing 40% quartz probably corresponding with the surface workings mapped.  However the only significant mineralization occurred within a felsic dyke further up hole.  Hole S-187 located 100 metres to the east intersected four (4) felsic dykes generally 2.5 metres wide between 124.6-163.9 metres.  All of the dykes were serecitic, siliceous and disseminated with trace to 0.5% ASPY, within weakly altered greywacke.  Two of these dykes returned elevated gold values.

The second fence of drill holes (S-188 & S-189) were placed 150 metres to the south.  Hole S-188 did not intersect any potentially mineralized structures.  Hole S-189 located 100 to the west intersected from 97.7-107.5 two (2) siliceous, serecitic felsic dykes, and from 145.5-156 two (2) siliceous, serecitic felsic dykes, all disseminated with trace to 0.5% ASPY, within weakly altered greywacke.  These two separate dyke corridors correspond with the trend of working mapped on surface.  The following table (Table 10.6) summarizes the significant results intersected.

Snowden Mining Industry Consultants	Page 42

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 10.6 Significant Assay Results from Dar Salam (Sud)
Drill Hole #	From (m)	To (m)	Length (m)	Grade (g/ton
S-186	40	43.05	3.05	2.133
S-187	124.6	127.3	2.7	1.172
	161.1	163.9	2.8	0.575
S-188	no significant results			S-188
S-189	152.55	154	1.45	0.55

10.5.          Collar Survey

After completing the drilling of each hole, a short piece of casing is cemented on surface providing verification of hole location and drilling direction for reference in the future.

Each drill hole was surveyed using a Trimble Geo-Explorer III, differential GPS system.  Later a laser range finder was used to record the elevation of the collars.  The coordinates are collected in the WGS84 UTM datum using a shift particular to the Malian survey points.

10.6.                Downhole Survey

Boart Longyear used Sperry Sun equipment on all the diamond drill holes to measure downhole surveys and deviations.  Measurements were taken at the end of the hole and at the mid-point between the collar and the end of the hole.  The project geologist was at the drill while the downhole surveys were conducted and confirmed the directions at the site, prior to the drill pulling out of the hole.

Snowden Mining Industry Consultants	Page 43

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

11.

SAMPLE METHOD AND APPROACH

11.1.                 Diamond Drill Core

Nevsun employs strict core handling, sample and logging protocols.  These protocols have been carried over from the Tabakoto project.  The Malian staff involved in the core handling process is well trained and familiar with the correct routines to ensure the quality of the sampling.  These protocols have been monitored by numerous independent consultants (Analytical Solutions 1997, Snowden 2000, Taiga 1998).

Two Malian geologists/technicians are assigned to each drill to assure the quality of the orientation spear marks, mark the core reference lines, measure the core recoveries and determine RQD measurements.  Drill core is placed in steel core boxes, holding 4 m of HQ core or 5 m of NQ core.

The drill core was subsequently transported to the Tabakoto camp where geological logging as well as structural logging and geotechnical logging was undertaken by qualified staff.

All diamond drill core from the Segala infill drilling was orientated and had geological, structural and geotechnical logging completed and photos taken before the marked sample intervals on the core were cut by core saw.  Orientation of the core, using a spear with grease pen attached to the tip, was done after the completion of each drilling run.  Previous drilling did not orientate the core.

11.2.               Percusion Drill Chips

Nevsun continued with the same sampling and logging protocols adopted in the Tabakoto drilling.  Many of the local labourers worked on previous RC drilling programs at Tabakoto and are well trained on sampling procedures and protocols.  A Malian geologist was on site to ensure that sampling protocols and quality assurance was followed during the drilling.

The sample interval was a consistent 1.5 meters.  While drilling, the sample material passed through a conventional cyclone was collected in pails and then passed through a splitter.  Approximately 10% of the original sample, or 2 kg, was retained after riffle splitting (two stage SP-2 Porta Splitter).  Duplicate samples were routinely taken.

The contact with ground water down hole was logged, along with the percentage of material (contamination) not considered in-situ from the sample location.  Contamination consists of pisoliths, which are composed of iron oxide, from surface material or underground workings slumping down the hole.  Holes were stopped if the level of contamination was determined to be excessive, usually greater than 10%.

Nevsun does not weigh samples to determine the percent recovery from RC drilling; although, any significant change of return of sample material is noted in the geological and sample logs.  Any loss of return usually occurs during the initial 1.5 m of drilling on surface and where underground workings are intercepted by the drill.

Representative chips were logged on site using a binocular microscope.  About 25 to 50 grams of the sample was archived in plastic chip trays.  The remainder of the sample was discarded.

Snowden Mining Industry Consultants	Page 44

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

The chip trays are labelled and stored in a locked storage container located at the Nevsun camp.

The drill geologist examined each sample on site and hand recorded data onto preprinted logging forms.  These were subsequently entered into Microsoft Excel template files that can be imported into other database software.

11.3.              Density

Nevsun collected a suite of samples for specific gravity or bulk density measurements during the recent Samples of laterite, oxide and primary rock were collected from HQ and NQ diameter drill core (HQ samples were available for the upper 70 m from some of the drill holes).  The program collected 438 measurements from 63 diamond drill holes on the Segala property.  The Segala deposit contains 186 measurements from oxide material and 187 from primary rock.

Nevsun made 387 measurements on site while another 51 samples were submitted to Lakefield Laboratory in South Africa for measurement.  The results indicate that bulk density for oxide rock averages 2.25 t/m3 and bulk density for primary rock averages 2.77 t/m3.

All of the samples measured by Nevsun used the following procedures:

1.

Sample taken from half core or broken core ranged from 0.05 to 0.10 m lengths;

2.

Sample is first weighed in the air with triple beam balance weight scale;

3.

Sample is placed in monofilament sling and then weighed in water;

4.

Mass of sling is weighed and corrected for; and

5.

Specific gravity calculated.

Bulk density values used by Oliver Gold in previous estimates were derived from approximate values for the known geological units found in the Segala deposit, essentially greywacke, argillite and felsic dykes.  No physical measurements were taken by Oliver Gold or Semafo.  Oliver Gold (1997a) stated bulk density values were:

Primary rock	2.65t/m3
Oxide rock	2.00 t/m3

Nevsun will continue to collect bulk density values in order to improve the confidence in the values used for the resource estimates.  Further measurements will be collected from the mineralized zones in both oxide and primary rock.

Snowden Mining Industry Consultants	Page 45

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

12.

SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1.                Preparation

12.1.1.             Diamond Core

Following the completion of all logging, the marked core was photographed and subsequently cut in half using diamond-bladed rock saws.  The core was usually sampled in 1.5 meter intervals and according to lithological intervals.  Unique sample numbers are written onto the core before core cutting begins.  The north half of the core was consistently sampled for assay purposes.  Samples taken from the core are sealed into plastic bags, along with a sample identification tag.  Samples containing visible gold are marked for additional processing at the laboratory.

The logging of the drill core was completed within one day of receipt of the core while the cutting and sampling of the core was completed within the week

Samples were trucked or airlifted to Abilab Afrique de l'Ouest SARL (Abilab) laboratory in Bamako for assay.  The remaining half of the core is retained at the Nevsun core storage area.  Pulps and rejects of the assay material are stored in Nevsun-owned containers located at the Abilab site in Bamako.

12.1.2.           Percussion Drill Chips

Samples are dried in the sun and then packaged for shipment.  Samples were trucked or airlifted to Abilab laboratory in Bamako for assay.

12.2.               Analysis

Samples collected during the current program were submitted to Abilab Afrique de l'Ouest SARL., (Abilab) located in Bamako, Mali.  Abilab is the primary laboratory used by Nevsun.  Abilab is not ISO accredited or certified by any inter-national standards organization.  Five companies have audited Abilab since 1997; one of them being Nevsun who commissioned Analytical Solutions to conduct an audit of the laboratory in 1997.

S.  Hackett from Snowden visited Abilab during the 2002 site visit, to review the laboratory and its procedures.  The laboratory was found to be operating in an efficient and diligent manner.

Abilab resides in a purpose built, cemented brick and rock building containing the preparation, fire assay and analytical areas.  The building is well ventilated in the preparation area; whereas, the analytical area is an air-conditioned room.  During 2002 Abilab renovated the preparation area and replaced older equipment with new equipment.  The laboratory provides gold assays and base metal analyses, although, gold assaying constitutes 95% of the laboratory throughput.  The following new equipment was added or replaced older equipment by Abilab in 2002:

  4 William&Wilson F.A.  Furnaces

  4 STLX TM Engineering Ring & Puck pulverizers

  2 TM Engineering Rhino Jaw Crushers

Snowden Mining Industry Consultants	Page 46

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

  1 Cahn C-33 Micro Balance

  1 Ohaus Top Loading Balance

  1 Mettler Toledo Top Loading Balance

  Riffle Splitters

Abilab added several more quality controls to its already existing quality assurance protocols.  Abilab now adds a piece of copper to its fusion pots to determine ifthere was a possible mix up during the fusion and cupellation process.  Also, Abilab randomly changes internal standards in batches.  An additional expatriate consultant to Abilab assists in the quality of work supervision.

12.3.              Sample Preparation

Samples are received and sorted according to sample numbers.  Nevsun is notified of any missing samples numbers or damaged samples.  All samples with tags indicating visible gold (VG) are separated for special handling and preparation particular to metallic screen assay.  Samples are crushed to approximately 10 mesh or finer through a jaw crusher.  The jaws are visually checked to ensure no rock or residual material is left behind and then blown with compressed air to prevent any contamination to the next sample.  Details of the manufacturer or composition of the jaw crusher plates were not obtained.

The crushed material was transferred to a splitter and mixed to provide homogeneity within the sample.  The entire sample was split until a 500 gram sample portion was obtained for pulverizing.  Compressed air was blown through the splitter to collect any residuals and prevent contamination of the next sample.  The sample reject was placed into marked bags for storage or future analyses.

The entire 500 gram sub-sample was then pulverized through disc plate pulverizers or ring and puck to obtain greater than 95% passing -150 mesh.  After the entire sample had been pulverized, pure silica was passed through the disc plate pulverizer to ensure the plates were clean prior to pulverizing the next sample.

The sample pulp was then rolled on a matting sheet to ensure the homogeneity of the pulp material and then placed in its respective pulp bag, ready for assaying and analyses.  The pulp bags were then transferred into the weighing room.

Snowden Mining Industry Consultants	Page 47

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

13.

DATA VERIFICATION

13.1.                  Duplicate and Repeat Assays

In 2002 there are 1570-paired assays in the Segala repeat dataset after assays below detection limit are filtered out.  Repeat assays from the 2002 Segala drilling programs include 829 samples from diamond drill holes and 628 samples from the RC drill holes.  There are 114 samples from past drill programs.  All assays with original assays exceeding 1000 ppb Au have been re-assayed, along with a random selection of samples that had original values below 1000 ppb Au.

 The paired data is analysed by Nevsun to assess repeatability for individual samples and for the whole dataset.  This was done in the following ways:

  Comparison of basic statistical parameters;

  Examination of scatter plots at normal and log scales;

  Examination of Q-Q plots at normal and log scales;

  Examination of relative difference plots at normal and log scales;

  Examination of a precision plot of the data; and

  Examination of cumulative frequency plots of the data.

 shows that the statistical parameters such as mean and measures of dispersion, for the paired dataset are quite similar.  The high correlation coefficient of 0.9352 reflects the degree of similarity between repeat values.

Snowden Mining Industry Consultants	Page 48

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 13.1 Summary Repeat Assay Statistics
	Statistic	Au g/t	Duplicate Au g/t	% Difference
	Total Number of Pairs	1570	1570	0
	Minimum	0.005	0.005	0.0%
	Lower quartile	0.04	0.04	-2.7%
	Median	0.74	0.55	-25.4%
	Average or mean	1.68	1.61	-4.1%
	Geometric mean	0.31	0.29	-4.1%
	Log estimate mean	3.96	3.67	-7.3%
	Upper quartile	1.85	1.78	-3.6%
	Maximum	130.50	113.70	-13.1%
	Coefficient of variation	2.82	2.59	-8.3%
	Standard deviation	4.73	4.16	-12.1%
	Variance	22.39	17.31	-22.7%
	Log variance	5.12	5.05	-1.3%
Percentiles	10.0%	0.01	0.01	0.0%
	20.0%	0.03	0.03	0.0%
	25.0%	0.04	0.04	-2.7%
	30.0%	0.06	0.06	-8.3%
	40.0%	0.18	0.18	2.4%
	50.0%	0.74	0.55	-25.3%
	60.0%	1.20	1.04	-13.3%
	70.0%	1.58	1.44	-8.8%
	75.0%	1.85	1.78	-3.6%
	80.0%	2.17	2.37	9.2%
	85.0%	2.77	2.89	4.2%
	90.0%	3.64	3.93	8.1%
	95.0%	5.96	5.82	-2.4%
	97.5%	8.52	8.45	-0.8%
	98.0%	9.41	9.85	4.7%
	99.9%	47.89	39.12	-18.3%
	100.0%	130.80	113.70	-13.1%
Correlation coefficient			0.9352
Log correlation coefficient			0.9688
Rank correlation			0.9559
Pair wise rel std dev			0.3378
Residual std dev			1.6964

The normal scale scatterplot of original and repeat assays in  Figure 13.1 reveals the full extent of the repeat data scatter.  With the axes limited to 20 g/t Au maximum, which captures 99% of the data, the scatterplot confirms no major bias across these grade ranges.

Snowden Mining Industry Consultants	Page 49

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 13.1
Scatterplot of Segala Original versus Repeat Assays

The Q-Q plot in Figure 13.2 and the relative difference plot in Figure 13.3 confirm the low bias between original and repeat assays.

Figure 13.2
Q-Q Plot of Segala Original versus Repeat Assays

Snowden Mining Industry Consultants	Page 50

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Relative Difference Plot (normal scale x axis)
Segala
All Duplicates
relative difference of the paired values
mean of paired values (ppm)
+/-10%
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
0.00
5.00
10.00
15.00
20.00
25.00
30.00

Figure 13.3
Relative Difference Plot of Segala Assay Repeats

The drill hole repeat data analyses shows no significant bias and precision is acceptable considering the presence of coarse gold.

The precision plot in Figure 13.4 indicates that some 69% of the total data have precision better than +/-20%.  Isolating the data into separate datasets according to drilling method and Nevsun or past drilling provided a better picture of the precision of each dataset.  The dataset containing the old drill data shows that 36% of the paired data have precision worse than +/- 20%, while the RC data has a poorer precision at 32% than the diamond drilling at 29% and a minor bias towards the original sample for values between 0.5 g/t Au and 1.0 g/t Au.  Overall the precision of both RC and DDH are acceptable without significant bias at any grade range.

Snowden Mining Industry Consultants	Page 51

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 13.4
Precision Plot of Segala Assay Repeats

There are 153-paired assays from the 2003 Segala exploration repeat dataset after assays below detection limit are filtered out.  All assays with original assays exceeding 1000 ppb Au had repeat assays done on the original pulps.  A random selection of samples with values below 1000 ppb Au had repeat assays done on the original pulps.

The paired data is analyzed by Nevsun to assess repeatability for individual samples and for the whole dataset.  This was done in the following ways:

  Comparison of basic statistical parameters;

  Examination of scatter plots at normal and log scales;

  Examination of Q-Q plots at normal scale;

  Examination of relative difference plots at normal scale; and

  Examination of a precision plot of the data.

 Table 13.2 shows that the statistical parameters such as mean and measures of dispersion, for the paired dataset are quite similar.  The high correlation coefficient of 0.9613 reflects the degree of similarity between repeat values.

Snowden Mining Industry Consultants	Page 52

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 13.2 Summary Repeat Assay Statistics
	Statistic	Au (g/t)	Duplicate Au (g/t)	% Difference
	Total Number of Pairs	153	153
	Minimum	0.005	0.005	0.0%
	Lower quartile	0.03	0.03	-3.7%
	Median	0.17	0.17	3.0%
	Average or mean	1.56	1.95	25.3%
	Geometric mean	0.22	0.23	2.7%
	Log estimate mean	3.16	3.59	13.7%
	Upper quartile	1.69	1.74	3.1%
	Maximum	19.4	56.33	190.4%
	Coefficient of variation	1.85	2.78	50.1%
	Standard deviation	2.89	5.43	88.1%
	Variance	8.32	29.44	253.7%
	Log variance	5.31	5.52	3.8%
Percentiles	10.0%	0.01	0.02	21.2%
	20.0%	0.02	0.02	7.8%
	25.0%	0.03	0.03	-3.7%
	30.0%	0.03	0.03	-11.0%
	40.0%	0.06	0.05	-12.8%
	50.0%	0.17	0.17	3.0%
	60.0%	0.79	0.94	18.7%
	70.0%	1.61	1.67	3.7%
	75.0%	1.69	1.74	3.1%
	80.0%	1.95	2.33	19.3%
	85.0%	2.95	2.99	1.5%
	90.0%	5.22	7.04	34.7%
	95.0%	7.66	7.79	1.7%
	97.5%	8.12	8.39	3.4%
	98.0%	9.11	9.35	2.7%
	99.9%	18.53	51.92	180.2%
	100.0%	19.40	56.33	190.4%
	Correlation coefficient	0.8708
	Log correlation coefficient	0.9825
	Rank correlation	0.9706
	Pair wise rel std dev	0.2808
	Residual std dev	339.3663

The normal scale scatterplot of original and repeat assays in  Figure 13.5 reveals the full extent of the repeat data scatter.  With the axes limited to 10 g/t Au maximum, which captures 98.5% of the data, the scatterplot confirms no major bias across these grade ranges.

Snowden Mining Industry Consultants	Page 53

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Microsoft Excel - assay_quality
File Edit View Insert Format Tools Chart Window Help Acrobat
85%
Value (Y) axis
Arial
8
Assay Quality
Value (Y) axis
=
Normal Scatterplot
Segala Exploration
Duplicate vs Original
Duplicate Au (ppm)
10
8
6
4
2
0
0
2
4
6
8
10
Au (ppm)
Correlation Coefficient = 0.871
Chart Area
Data
BasicStats
Log Scatter
Normal Scatter
Log QQ
Normal QQ
PP
Log RD
Normal RD
Precision Pa
Ready
Start
Removable Disk (F:)
Microsoft Excel - assa...
Microsoft Word - Docume...
10:05 AM

Figure 13.5
Scatterplot of Segala Exploration Original versus Duplicate Assays

The Q-Q plot in Figure 13.6  and the relative difference plot in Figure 13.7 confirm the low bias between original and repeat assays.

Microsoft Excel - assay_quality
File Edit View Insert Format Tools Chart Window Help Acrobat
Value (Y) axis
Assay Quality
Normal QQ Plot
Segala Exploration
Duplicate vs Original
Chart Area
asscending Duplicate Au (ppm)
asscending Au (ppm)
0
2
4
6
8
10
SummaryText
Data
BasicStats
Log Scatter
Normal Scatter
Log QQ
Normal QQ
PP
Log RD
Normal
Ready
Start
Removable Disk (F:)
Microsoft Excel - assa...
Microsoft Word - 2003Ap...
10:12 AM

Figure 13.6
Q-Q plot of Segala Original versus Repeat Assays

Snowden Mining Industry Consultants	Page 54

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

The relative distance analyses shows no significant bias and precision is acceptable considering the presence of coarse gold in some of the higher grade samples.

Microsoft Excel - assay_quality
File Edit View Insert Format Tools Chart Window Help Acrobat
Chart Area
Assay Quality
Relative Difference Plot (normal scale x axis)
Segala Exploration
Duplicate vs Original
relative difference of the paired values
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
Plot Area
0.00
5.00
10.00
15.00
20.00
25.00
30.00
35.00
40.00
mean of paired values (ppm)
Data
BasicStats
Log Scatter
Normal Scatter
Log QQ
Normal QQ
PP
Log RD
Normal RD
Precision Pa
Ready
Start
Removable Disk (F:)
Microsoft Excel - assa...
Microsoft Word - Docume...
10:08 AM

Figure 13.7
Relative Difference Plot of Segala Assay Repeats

 Figure 13.8 indicates that some 80% of the total data have precision better than +/-20%.  The precision of the data is acceptable without significant bias at most grade ranges.  The highest-grade ranges (>99%) shows a lack of precision, although this precision is based on two samples, which bias the result due to lack of data in that grade range.  Visible gold was observed in the core during geological logging, indicating the presence of coarse gold and thus the possibility of high variability between duplicate assays.  Nevsun employs the metallic screened fire assay preparation method for all visible gold intervals.  This preparation method has removed the inherent variability in coarse gold sample intervals and improved the overall quality of the assay dataset.  The overall precision of the drill hole assay data is good without significant bias at any grade range.

Snowden Mining Industry Consultants	Page 55

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Microsoft Excel - assay_quality
Precision Plot
Segala Exploration
Duplicate vs Original
Number of sample pairs
0-5% 71
5-10% 32
10-20% 19
20-100% 31
Total 153
half absolute difference of the paired values
mean of paired values (ppm)
100
10
1
0.1
0.01
0.001
0.001
0.01
0.1
1
10
100
Sample Pairs
5%
10%
20%
Line of Significance
Graph Limit
BasicStats
Log Scatter
Normal Scatter
Log QQ
Normal QQ
PP
Log RD
Normal RD
Precision Pairs
Ready
10:09 AM

Figure 13.8
Precision Plot of Segala Assay Repeats

13.2.             QA/QC

Nevsun continued to follow quality assurance-quality control (QA/QC) protocols developed for the Tabakoto project (Nevsun 2000) during the recent drilling program.  The QA/QC program incorporates certified standards, blanks and duplicate samples.  The samples were collected to build the QA/QC database for the project in anticipation of the requirement for a resource/reserve estimation.

The earlier drill programs did not include quality assurance samples although several of the laboratories did run internal quality control programs.

The QA/QC sample insertion protocol includes the following samples:

  certified standard control samples (submitted 1 control sample in every 20 samples for DDH samples  and 1 control sample in every 25 for RC samples).

  blank samples of barren core (submitted at the end of hole and after mineralized zones for DDH and RC samples).

  duplicate samples (collected 1 for every 50 DDH samples and 1 for every 50 RC samples)

Nevsun personnel monitored and reviewed the QA/QC program during the 2002 and 2003 drill programs.  Snowden was provided the QA/QC results for review during the site visit.

Snowden Mining Industry Consultants	Page 56

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

13.3.               Certified Standard Controls

In 2002 Nevsun used five certified standards of Gold Standard Reference Material purchased from Geostat.  The five certified standards provide a range of blank, low-grade, and high-grade gold samples with known gold values and statistically acceptable limits.  The maximum and minimum limits are plus two standard deviations (+2st.dev.) and minus two standard deviations (-2st.dev.) from the mean value of the control sample as published by Geostat.  Table 13.3  lists the statistical values for the control samples.

Table 13.3 Geostat Gold Standard Reference Material
Gold Standard Reference Material	Au Mean (g/t)	Au Standard Deviation(std.)	Mean + 2 std.	Mean - 2 std.
Standard I Reference: G396-2	2.66	0.12	2.90	2.42
Standard II Reference: G396-3	7.36	0.29	7.94	6.78
Standard III Reference: G396-6	13.82	0.62	15.20	12.44
Standard IV Reference: G396-10	0.12	0.03	0.18	0.06
Standard V Reference: G396-5	4.82	0.29	5.40	4.24

Any assays of the standard that were outside the limits for that particular batch were flagged.  Sample batches that contained flagged standards were re-assayed and then further reviewed to ensure that all assays were acceptable.  All values from these re-assayed sample batches have replaced the previous sample values in the assay database.

A total of 356 standards were inserted within the sample sequence: 21 Standard I samples; 85 Standard II samples; 136 Standard III samples; 89 Standard IV samples and 25 Standard V samples.  All but two assay values from the recent program are within the accepted limits.  One value exceeded the maximum acceptable limit for Standard IV with the other assay below the minimum acceptable limit.  The samples from these batches were re-assayed and were within the accepted limits.

Check assays were conducted on most standard samples, as part of the protocol to re-assay all samples that return greater than 1.0 g/t Au.  One sample from Standard II was below the acceptable limit.  No action was taken to re-assay this sample, as it was a check on the original assay that was acceptable.

In 2003 Nevsun used three certified standards of ‘Gold Reference Material' purchased from Ore Research & Exploration Pty Ltd.  The three certified standards provide a range of low-grade, mid-grade, and high-grade gold samples with known gold values and statistically acceptable limits.  The maximum and minimum limits are plus two standard deviations (+2st.dev.) and minus two standard deviations (-2st.dev.) from the mean value of the control sample as published by from Ore Research & Exploration Pty Ltd.  Table 13.4  lists the statistical values for the control samples.

Snowden Mining Industry Consultants	Page 57

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 13.4 Ore Research & Exploration Reference Material
Gold Standard Reference Material	Au Mean (g/t)	Au Standard Deviation (std.)	Mean + 2 std.	Mean - 2 std.
Standard I Reference: OREAS 6Pa	1.65	0.04	1.57	1.73
Standard II Reference: OREAS 7Pa	3.00	0.09	2.82	3.18
Standard III Reference: OREAS 10P	6.81	0.11	6.59	7.03

Control sample results from Standard I to Standard III and the Blank samples of the QA/QC program are presented in Appendix A.  Any assays of the standard that were outside the limits for that particular batch were flagged.  Sample batches that contained flagged standards were re-assayed and then further reviewed to ensure that all assays were acceptable.  All values from these re-assayed sample batches have replaced the previous sample values in the assay database.

A total of 36 standards were inserted within the sample sequence: 13 Standard I samples; 11 Standard II samples; and 12 Standard III samples.  There were 12 assay values from the recent program not within the accepted limits.  Standard III exceeded the maximum limit on eight assays.  Standard II exceeded the maximum value on three assays and were below the minimum value on three assays.  Standard I exceeded the maximum value on one assay.  Nevsun reviewed the results with Abilab laboratory and had two batches of samples containing Standard III re-assayed.  The samples from these two batches were re-assayed and were within the accepted limits.  The other standards not within the accepted limits were not re-assayed.  These sample assay values were of low grade (<100 ppb) and only a significant change in grade would impact the geological and economic value of the samples.  This was unlikely as all the standards were within 16% of the mean grade value.

Abilab investigated the reason for the failing standards and found that a new technician working during the analysis of these samples had incorrectly calibrated the Atomic Absorption Spectrometer which resulted in the higher grade values having +/- 20% accuracy from the mean..  Overall, the quality of the standards improved over the duration of the program as the lab made adjustments and responded to Nevsun concerns

13.4.             Blank Samples

Barren core has been set aside by Nevsun for later use as blank samples.  The core usually consists of greywacke and argillite.  Although the samples are considered to consist of barren rock without any appreciable gold content, occasionally low levels of mineralization may occur within these core intervals which could negate the usefulness of these samples.

A total of 342 blank samples were submitted within the sample sequence for the 2002 program.  The results are low.  One percent of the values are above 100 ppb.  Two samples were considered unacceptably high and the sample batches were re-assayed.  One value remained unacceptably high but the standard within the same remain within the acceptable limits.  No further action was taken.  As stated above some of these blank core samples may be weakly mineralized and may not reflect problems in the laboratory.

Snowden Mining Industry Consultants	Page 58

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

In 2003 a total of 12 blank samples were submitted within the sample sequence.  The results from all blank samples were barren.

13.5.          Duplicate Samples

The duplicate samples were prepared by halving and quartering diamond drill core and splitting the RC sample and submitting two samples from the same interval.  Differences between the sample values normally reflect the inherent nugget effect of the mineralization.  In 2002 a total of 298 samples were submitted and the results are presented in graphs in Figure 13.9 and Figure 13.10 with +/- 15% tolerance line markers.

Figure 13
9Duplicate Samples, All 2002 Data

Figure 13.10
Duplicate Samples, 2002 Data Less Then 1000 ppb

The distribution generally follows the reference line but has a wide scatter and suggests a high nugget effect from coarse gold as has been reported in previous studies.  The higher grade

Snowden Mining Industry Consultants	Page 59

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

 values have no bias, but a larger spread in distribution of the values; whereas, the lower grade values have less of a spread in the values but show a slight bias towards the original samples.

Generally, the results for the QA/QC samples are good, and have performed as intended.  Re-assay of sample batches that exceeded limits were completed and updated in the database.

In 2003 a total of 12 samples were submitted and the results are presented in graphs in Figure 13.11 with +/- 15% tolerance line markers.

The distribution generally follows the reference line but there is lack of samples in general and only one sample above 300 ppb.  As a result, no comparative analysis can be made on the variance of the samples.

Generally, the results for the QA/QC samples are good but concern was expressed to the lab about the degree of samples that were not within the accepted limits.  The QA/QC samples have performed as intended by flagging areas of concern in the assay dataset and showing the variation between the original and repeat assays.  Re-assay of some sample batches that exceeded limits were completed and updated in the database.

Figure 13.11
Duplicate Samples 2003

13.6.              Independent Check Sampling

While on site, S.  Hackett from Snowden collected 16 check samples from two different drill holes.  Samples were taken from a new DDH currently being drilled in the Main zone (S-113), and a historic DDH drill hole from the NW zone (SD95-34).  Samples were selected from a range of mineralized domains to test the current mineralization model.  Nevsun staff, using Nevsun's standard procedures, prepared all of the selected samples.  Samples were taken at 0.5 meter lengths over intervals matching sample intervals in Nevsun's database.  One of Nevsun's commercial standards was selected for submission with the check samples.  After preparation, samples were packed and sealed for transport.

Snowden Mining Industry Consultants	Page 60

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

The check samples were submitted to Genalysis Laboratory Services Pty Ltd, 15 Davison Street, Maddington, Western Australia.  Samples were submitted for lead collection fire assay, 50g charge (FA50), with a flame AAS finish to 0.01 ppm detection.

 Table 13.5 shows the results for the check samples compared to the results stored in Nevsun's database.  The check sampling from Nevsun's Main zone S-113 drill hole repeated the original results very well.  The historic NW zone SD95-34 drill hole, shows poor repeatability.

This poor comparison in the NW zone may be due to the patchy nature of the mineralization and the high nugget effect caused by coarse gold.  Other contributing factors may be that the original sampling submitted ½ core, while only ¼ core was available for submission to Genalysis, and that historic assaying used a different analytical method.  While these factors may have adversely affected the comparison, it is Snowden's opinion that the discrepancies need to be adequately explained.  Snowden therefore strongly recommend that Nevsun continue its program of check sampling of historic drill core in order to determine the reliability of the historic sampling from a larger set of samples.

Table 13.5 Independent Check Samples
Hole ID	From	To	Sample numbers	Au (g/t)	Repeat	Genalysis Comp	Nevsun Database
SD95-34	136.85	137.35	107568	2.98		5.35	0.15
SD95-34	137.35	137.85	107569	7.72	9.8
SD95-34	137.85	138.35	107570	0.35		2.00	5.15
SD95-34	138.35	138.85	107571	3.65
SD95-34	138.85	139.35	107572	1.64		1.40	6.96
SD95-34	139.35	139.85	107573	1.16
SD95-34	139.85	140.35	107574	0.96		0.52	0.81
SD95-34	140.35	140.60	107575	0.08
S-113	155.50	156.00	107576	30.14	23.6	10.13	9.72
S-113	156.00	156.50	107577	0.05
S-113	156.50	157.00	107578	0.19
S-113	157.00	157.50	107579	1.94		2.58	2.08
S-113	157.50	157.90	107580	1.62
S-113	157.90	158.50	107581	4.19
S-113	167.30	168.30	107582	0.9		0.90	0.51
S-113	168.30	169.30	107583	0.63		0.63	0.40
STD II			107584	7.71	7.04		7.36

13.7.             Audits or Reviews of Data Collection

Nevsun obtained documents and digital data from Semafo in July 2002.  The data consisted of technical reports, Gemcom databases, digital and hardcopy maps and raw data from Semafo and previous owner, Oliver Gold.

The data produced by Oliver Gold and obtained by Nevsun were technical reports and hard copy and digital data.  The data from Oliver included:

  Geological Resource Estimate, September 1997 Update report (1997a);

  Statistical Notes on Assays and Analytical Procedures, Segala Project, Mali report;(1997b)

Snowden Mining Industry Consultants	Page 61

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

  Gemcom GCDBSG project file;

  raw data files used to load the GEMCOM database;

  ground geophysical digital data and Aerodat airborne geophysical hardcopy maps; and

  CorelDraw and ACAD digital files.

Data retrieved from Semafo included:

  Review of Segala Analytical Procedures and Results 1994-1997, John Zbeetnoff 2000, report;

  Rapport de synthèse geologique : campagne 2000 du 15/04/2000 au 15/02/2001, report;

  Raw data files for sample, assay and geological data;

  Assay data used for comparison of different assay techniques and drill programs;

  Ground geophysical data; and

  ACAD digital files.

Nevsun had in its possession numerous technical reports and data from studies commissioned by Nevsun during an earlier attempt to acquire the Segala property from Oliver Gold.  This data includes:

  Segala Gold Deposit, Mali, West Africa, Review and Evaluation of In Situ Resources, Pearson, Hoffman & Associates (PHA), January 1998 report;

  PHA Gemcom PXDBSG database; and

  ACAD and CorelDraw digital files.

13.8.             Core Review and Sampling

In 2002 in order to gain an understanding of the rock types, structures and mineralization at the various mineralized zones at Segala and determine how they compared to those at Tabakoto it was decided to review various drill holes.

Computerized copies of drill logs were obtained from former Oliver employees with the permission of Semafo.  Unfortunately, detailed descriptions were often not available in the log format but basic rock types and coding for mineralization and alteration as well as assay data was available.

The core was found to be fairly well stored and preserved.  Two open concrete structures are present at the Segala main camp and a significant amount of the core was stored in these facilities.  A great deal of the core was also stacked outside but covered plastic core boxes enabled this core to still be well preserved.  It should be noted that a few stacks of core boxes had fallen over and core was spilled.  Black marker used to number core boxes and intervals were still readable in many instances.

Reminex (Semafo) had quarter cored a large number of mineralized intersections making any additional sampling almost impossible if any kind of lithologic record was to be preserved.  This quarter coring also made it virtually impossible to make any accurate structural measurements.

It was noted that there seemed to be an adversity to splitting HQ core in the past.  In a number of instances oxide material was simply cased off and never recovered.  In a few instances the oxide material had never been washed to reveal the rock types under the drill created mud

Snowden Mining Industry Consultants	Page 62

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

surface.  It should also be noted that in a number of instances the oxide portion of some holes was simply cased and no recovery is apparent from the drill logs.

Overall the drill logs were found to be quite accurate and very few mineralized intervals were missed.  It was obvious that the geologists logging the core had been quite diligent and consistent.

It appears that there was a significant amount of effort put into a modified oriented core technique that apparently used the foliation direction as a reference point.  Unfortunately Oliver did not pursue this beyond actual data gathering so its effectiveness is very uncertain.

Upon finishing with the core review, Nevsun re-stacked the entire available core into the two core structures in chronological order.  Access to any particular drill hole in the future should be relatively easy.

Snowden Mining Industry Consultants	Page 63

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

14.             ADJACENT PROPERTIES

The following section is a summary of the information detailed in the Technical report titled "Technical Report for the Tabakoto Property, May 17 2004".

Nevsun Resources Ltd.  ("Nevsun") has carried out exploration work on the Tabakoto Property located immediately south of the Segala Property since 1993.  The Tabakoto area was an area of intense local artisan mining activity for a number of years and it is because of this activity that Nevsun has ultimately outlined a gold deposit of some significance.

Original exploration permits were converted to an exploitation permit in 2000.  The Tabakoto exploitation permit currently consists of a 60 square kilometre area, the result of the combination of the former Samake, Dabo, Dioulafoundouding, Fougala, Koutila and Dioulafoundou Concessions.

Past work has consisted of geological mapping, soil sampling, geophysical surveys, diamond drilling and reverse circulation drilling.  Several resource estimates have been calculated and a pre-feasibility study was prepared in 1998.  Independent consultants have documented all this work and reports are available at Nevsun's corporate office in Vancouver.

In September 2002, Nevsun commissioned Metallurgical Design and Management to undertake a Feasibility Study on the Tabakoto Project to demonstrate the viability of the project and identify an appropriate development strategy.  The study was completed in September 2002 and detailed in the report "Nevsun Resources Limited Tabakoto Project Bankable Feasibility Study" (the FS).  Based on recommendations made in the FS, Nevsun completed an infill drilling program in early 2003 and commissioned Snowden Mining Industry Consultants Pty Ltd to update the resource estimate contained within the FS.  An updated resource estimate was completed in March 2003 and detailed in the report "Tabakoto Gold Deposit, 2003 Update to Northern Extension Area Resource".  The results of the updated resource estimate and the Feasibility Study are the subject of this Technical report.

The revised resource has been estimated using multiple indicator kriging to interpolate gold grades from composite drill hole samples into a three-dimensional grade block model constrained by solid models of the mineralization.  The Table 14.1  summarizes the Tabakoto resource with respect to a 2.0 g/t Au cut off grade.

Table 14.1 Tabakoto Resource Summary (2.0 g/t Au)
Category	Tonnes	Au	Au
	Mt	g/t	kg
Measured	3,961	5.2	20,410
Indicated	4,079	5.2	21,382
Measured + Indicated.	8,040	5.2	41,791
Inferred	2,656	5.6	14,905

The current ore reserve estimate for the Tabakoto deposit is based on the 2002 resource estimate as detailed in the report titled "Nevsun Resource Ltd, Tabakoto Gold Deposit Resource Estimation, September 2002".  The estimated Measured and Indicated resource at Tabakoto (above a cut-off grade of 2.0 g/t Au) based on the 2002 resource model was 8.1 million tonnes at a grade of 5.1 g/t Au.

Snowden Mining Industry Consultants	Page 64

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

For the purpose of reserve estimation, economic cut-off grades of 2.0 g/t Au for oxide ore and 2.2 g/t Au for fresh ore have been applied.  The ore reserves include allowances for dilution (13% at 0.7 g/t Au) and ore loss (1.5%).  The open pit ore reserve is summarized in Table 14.2.

Table 14.2 Tabakoto Open Pit Ore Reserve ($325/oz)
Category	Oxide		Fresh		Total
	(000) t	g/t Au	(000) t	g/t Au	(000) t	g/t Au
Proven	423	4.00	1,931	5.41	2,353	5.16
Probable	112	4.30	715	6.60	828	6.28
Total	535	4.06	2,646	5.73	3,181	5.45

Only material classified as Measured and Indicated was considered as ore in the study, and the inferred material within the open pit limits was not valued.

Snowden Mining Industry Consultants	Page 65

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

15.               MINERAL PROCESSING AND METALLURGICAL TESTING

15.1.             Metallurgical Testing

Metallurgical design and Management Pty Ltd ("MDM") were retained by Nevsun to supervise the metallurgical testing of mineralization from the Segala deposit.  The metallurgical testwork itself was carried out by SGS Lakefield Research in Johannesburg.  Full details of the metallurgical testwork undertaken is contained within the report titled "Nevsun Resources Limited Tabakoto Project Segala Metallurgical Testwork, August 2003".

Metallurgical Design and Management's conclusions with respect to the test work carried out by Lakefield are as follows:

  The Segala deposit is a free-milling gold ore that should give high recoveries to conventional cyanidation processing at a typical grind size and with modest reagent consumption.

  The gold occurrence in the deposit is free and coarse giving high recoveries to gravity separation processes which are recommended for inclusion in the process plant flowsheet.

  The ore is moderately hard with reasonably high work indices although these are lower than for the Tabakoto deposit.

  The testwork that has been carried out is believed to be sufficient to provide process plant design criteria for the purposes of a feasibility study leading to capital commitment if viability is demonstrated.

  The recoveries obtained from the bottle roll leaching of the lower grade halo material are sufficiently encouraging to justify progression to column scale heap leach testing.

  There is a preg-robbing component to the Segala mineralization but its effects can be negated through the use of carbon-in-leach (CIL) processing.

15.2.             Geomechanical Testing

All diamond drill core from the Segala infill drilling done in 2002 was orientated and had geological, structural and geotechnical logging.

Orientation of the core, using a spear with grease pen attached to the tip, is done after the completion of each drilling run.  As the core is laid out in the core tray, breaks in the core which are deliberately made for fitting the core into the tray, or are due to accidental breakage of long core sticks, were marked accordingly.  This is important for geotechnical logging, so that natural core breaks can be differentiated from induced ones.  Core orientation and the measurement of defect orientation are undertaken before core is split or cut for assaying.

Geotechnical logging collects point data and interval data.

Point data involves the collection of collar coordinates, elevation, dip, azimuth and any down hole survey data.  The spear orientation marks are checked for accuracy against previous and subsequent marks.  If a mark is not obvious or there is doubt about its accuracy, then point defect data from the associated section of core is discarded.  The position of the orientation line (bottom of core) is indicated on the logging sheet.  Nevsun uses orientation conventions adopted from Snowden practices that apply standard codes and indexes to structural geological discontinuities.  Beta angles are recorded in degrees clockwise from the reference line looking down the core in the direction of drilling.  Alpha angles record the maximum dip vector relative

Snowden Mining Industry Consultants	Page 66

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

to the core axis.

All core is logged for interval data.  This involves a further check on recovery and RQD measurements, along with the logging of rock strength and weathering.  Structural sets are collected but any such data will be redundant if sets can be identified stereographically from the orientated (point) structural data.

Previous drilling did not orientate the core.

Photographic work occurs immediately following the complete logging of the core.  For photographic work, core is fitted together neatly in the tray, with the full intersection angle of major bedding or schistosity and core orientation line visible.  Morning, before 9:00 AM provides the best angle of light so as not to get excessive reflections off the core, especially after wetting with water to enhance natural geological features.  A fixed camera setup is used, with a preset position for the core tray.  The depth intervals on the core blocks are clearly visible.  The hole number is clearly printed on paper for identification in the photograph.

15.3.             Samples Utilized

Nine composite core samples were shipped to Lakefield Research in Johannesburg.  These had been assembled by Nevsun Resources in Mali with the following objectives:

  Composites 1-6 to represented run-of-mine mineralization from the Segala deposit

  Composites 7 & 8 represented material from a lower grade mineralized halo to the main deposit that may be amenable to heap leach treatment

  Composite 9 contained the highest level of carbonaceous material in the

  Segala deposit and was submitted to investigate the extreme extend of preg-robbing likely to be encountered

The six composites representing the ROM Segala mineralization were mixed into a Master Composite to simulate the most likely plant feed.  The Master Composite was assembled as an average of composites used to make it up, weighted in proportion to the lengths of drill intersections present in the individual composites.

The process definition test work was then carried out on the Master Composite.  When the optimum process conditions had been identified, the individual ROM composites were then treated using these conditions to assess variability likely to be experienced in a production environment.

15.4.                   Segala Ore Processing

15.4.1.                 Ore Characteristics

The gold occurrence in the ore is as coarse free gold.  The minor pyrite and arsenopyrite present are sometimes associated with metallic gold but do not appear to contain gold in solid solution.  The concentration of sulphides and base metals is low and carbonaceous material present is the only species that could interfere with standard cyanidation processes.

Snowden Mining Industry Consultants	Page 67

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

15.4.2.                   Comminution Characteristics

The ore comminution characteristics are given in Table 15.1 .

Table 15.1 Table Comminution Testwork Results
Parameter	Units	Result
Abrasion Index	g	0.3227
Rod Mill Work Index	kWh/t	20.84
Ball Mill Work Index	kWh/t	17.30

These indicate that the material can be treated through the same comminution circuit as the Tabakoto ore and has the potential to be more amenable to SAG milling than the Tabakoto ore.

15.4.3.                 Gravity Separation

If a gravity circuit is installed to treat a significant fraction of the mill circulating load then a gravity recovery of 65.8% should be possible.  A recovery in excess of 99% of the gold in the gravity concentrate can be achieved using an intensive cyanidation process.

Gravity recovery is sensitive to head grade and the above recovery is associated with a feed grade of 3.99g/t Au.

The absence of gravity separation does not adversely impact overall recovery.

15.4.4.                   Cyanidation

The ore has a mild preg-robbing tendency and consequently CIL processing is recommended.

The recommended grind size is 80% -75µm.  This is partly for consistency with the Tabakoto ore.  If Segala material is treated alone and a substantial gravity circuit is installed that will fully realise the gravity recovery given above, then the most economic processing regime will be at a coarser grind size than this, in the region of 80% -150µm.

A cyanide addition rate of 0.5kg/t associated with a leach residence time of 24h is appropriate for this ore.  The lime addition required under these circumstances is 0.38kg/t.

Oxygen addition to the leach appears to increase the initial leach kinetics and increase the leach efficiency.  This will be particularly beneficial for CIL processing and will reduce the cyanide consumption due to a reduced gas flow through the initial leach tanks.  The use of oxygen rather than air in the CIL is recommended for this ore.  The carbon adsorption Freundlich isotherm constants are significantly better than typical Witwatersrand ores while the mass transfer coefficient is rather lower.  Overall the carbon adsorption characteristics are expected to be in line with normal Witwatersrand ores.

The material tested is a very low oxygen consumer and it has been calculated that 14g/t of oxygen will need to be absorbed into the slurry during a 24h leach.

Snowden Mining Industry Consultants	Page 68

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

The slurries produced did not exhibit any adverse viscosity characteristics.  The slurries will be free settling and attention will need to given to maintaining critical velocities in pumping duties.

15.4.5.                  Gold Recovery

Tests carried out early in the program gave consistent residue grades of 0.20g/t.  Later results on the variability samples, oxygen addition test and whole ore leach gave lower residues at 0.16g/t.  There is no reason to favor one set of results over the other and it is consequently recommended that an average residue grade of 0.18g/t should be used for feasibility evaluation purposes.  At the head grade of 3.99g/t for the Master Composite, this is equivalent to a recovery of 95.5%.

The variability samples did not indicate a correlation between head grade and residue grade and it is consequently recommended that a constant residue grade of 0.18g/t should be used for feasibility assessments.

15.4.6.                    Heap Leach Amenability Testing

A summary of heap leach amenability testing is provided in Figure 15.1 and 15.2.  The samples tested for heap leach amenability gave recoveries in the region of 70% after a one week bottle roll.  These occurred at the finest crush size of -6mm but the recoveries from the coarser crush sizes were still increasing at this point.

It is recommended that column testing should be carried out to further investigate the potential to heap leach this material.

Figure 6 Composite 7 Heap Leach Amenability Tests

80
70
60
50
40
30
20
10
0
Leach Efficiency %
0
1
2
3
4
5
6
7
8
Days
-15mm
-9.5mm
-6mm

Figure 15.1
Heap Leach Amenability Testing - Composite #7

Snowden Mining Industry Consultants	Page 69

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 7 Composite 8 Heap Leach Amenability Tests

80
70
60
50
40
30
20
10
0
Leach Efficiency %
0
1
2
3
4
5
6
7
8
Days
-15mm
-9.5mm
-6mm

Figure 15.2
Heap Leach Amenability Testing - Composite #8

Snowden Mining Industry Consultants	Page 70

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

15.4.7.            Preg-Robbing Composite

Testing of this material indicated that although the effect of preg-robbing was significant, particularly at protracted leach times, it could readily be overcome by the use of CIL processing.

15.5.                Conclusions

The Segala deposit is a free milling gold ore that should give high recoveries to conventional cyanidation processing at a typical grind size and with modest reagent consumptions.

The gold occurrence in the deposit is free and coarse giving high recoveries to gravity separation processes which are are recommended for inclusion into the process plant flowsheet

The ore is moderately hard with high work indices although these are lower than for the Tabakoto deposit

The testwork that has been carried out is believed to be sufficient to provide process plant design criteria for the purpose of a feasibility study leading to capital commitment if viability is demonstrated.

The recoveries obtained from the bottle roll leaching of the lower grade halo material are sufficiently encouraging to justify progression to column scale heap leach testing

There is a preg-robbing component to the Segala mineralization but its effects can be negated through the use of carbon -in-leach (CIL) processing

Snowden Mining Industry Consultants	Page 71

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

16.              MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1.            Mineral Resource

Snowden has, on behalf of Nevsun, has undertaken resource estimation for the Segala gold deposit.  The Segala deposit is located within the Kenieba region in Mali.  The resource estimation is based on the geological models and estimation methodologies developed jointly by Nevsun and Snowden in February 2003.  Gold mineralization has been interpreted by Nevsun within mineralized domains that are largely conformable with the geological structural control.  Full details of the estimate is provided in the report "Segala Main and Northwest Resource, Mali, West Africa, March 2003".  The following section is a summary of the work undertaken.

16.1.1.               Interpretation Approach

Main Zone

The Main Zone extends over a strike of 750 m, has an average width of 40 m and continuity of mineralization down to a depth of at least 500 m.  Mineralization is hosted within a greywacke-argillite sequence which dips steeply to the southwest and strikes east northeast.  The mineralization is hosted within a wide alteration envelope of carbonation, sericitation and pyrite-arsenopyrite disseminations with associated quartz-carbonate and quartz-arsenopyrite veinlets which has bleached the sedimentary units to a light brown to grey colour.  The Hangwall Zone and Footwall Zone are separated by mostly un-altered argillite units which are occasionally graphitic.  Visible gold is contained in some of the veins and fabric of the rock.

After reviewing the geology and gold distribution with Snowden, a 0.10 g/t Au cut off for geological modelling was determined to best represent the mineralized in gold grades with the alteration halo.

The Main Hangwall Zone and Main Footwall Zone have little to no alteration and patchy mineralization.  These zones were modelled separately from the Main Zone using the same 0.10 g/t Au cut off (Figure 16.1).

Snowden Mining Industry Consultants	Page 72

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 16.1
Main Zone Cross Section 259625E

The Main Zone hosts two non-mineralized diabase units.  One is a flat lying tabular unit, approximately 10 m thick, at a depth of 400 m.  Only 10 of the deepest diamond drill holes intersected the unit.  The second unit is steeply dipping to the west, trending north northeast (010o) contained within the fault zone that intersects perpendicular to the Main Zone.  These units contain no appreciable gold values and are separate un-estimated domains with hard boundaries.  Narrow, steeply dipping dykes, parallel with the main mineralized structures within the Main Zone are recognized as being mineralized but are lower grade.  Although these are lithologicaly separate, they still form a continuous part of the mineralized sequence

A large post mineralized fault zone, steeply dipping, trending north-south (010o), intersecting the Main Zone was geologically modelled.  The fault displays a true wide of 70 m and continues to depth in the deposit.  The fault displays little to no displacement in the vertical or horizontal direction.

Snowden Mining Industry Consultants	Page 73

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

NW Zone

The NW Zone has been extensively drilled over a 500 m strike length.  The geology is characterized by multiple quartz-carbonate veinlets in a greywacke-argillitic sequence.  Mineralized feldspar-porphyries were also intersected in narrow sheeted structures.  The alteration in the NW Zone is not as well developed in comparison to the Main Zone, lacking a distinct alteration halo and having a more weathered profile.  The alteration occurs proximal to the quartz-carbonate veins containing arsenopyrite mineralization.  The mineralization displays four distinct structures steeply dipping to the southwest, trending to the east northeast (Table 16.2).  Visible gold is contained in some of the veins.  The mineralization was captured in four distinct wire frames using the same 0.10 g/t Au envelope used to capture the Main Zone mineralization.

Figure 16.2
NW Zone Cross Section 259025E

Snowden Mining Industry Consultants	Page 74

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Surfaces

Digital topographic data was produced from airphotos by Eagle Mapping Inc.  of Port Coquitlam, B.C.  The digital data was imported into Gemcom to build a digital terrain model (DTM) for the Segala property.  The difference between the drill hole collars and topographic elevation was corrected by shifting the surface to match the drill hole collars.

The base of transported material, including lateritic material was interpreted from drill hole logs as a DTM.  A third DTM representing the base of oxidation was also interpreted from drill hole logs.  These surfaces were extrapolated past the limits of the current drilling to cover an area that would possible be contained within an open pit optimization shell.

16.1.2.               Interpretation Method

The geology was modeled as three-dimensional (3D) wire frames that were used to code a lithological block model (Figure 16.3).  The Main Zone and NW Zone mineralized structures, along with the post mineralized fault and diabase dykes had sectional and level plan interpretations completed by Nevsun.  After completion of the interpretation, the outlines were digitized in cross-sectional views and polygon nodes were snapped to drill hole intersections.  The Main Central, Hangingwall and Footwall were extended to -400 mRL or 100 m below the deepest drill hole intersection and the Hangingwall Structure on the Main Zone was extended to -25 mRL or 75 m below the deepest drill hole.  The NW Zone had two wire frames that extended to -200 mRL or 85 m below the deepest hole intersection and two wire frames that extended to -100 mRL or 60 m below the deepest hole intersection on the NW Zone.  The sectional polygons were subsequently wire framed into a 3D solid model of mineralization.  The wire frame represents Nevsun's interpretation of the 0.1 g/t Au grade envelope at Segala.  The 0.1 g/t Au limit to the envelopes represents the limit of the alteration halo associated with the mineralization.

Due to the complex geometry of the structural interpretation and the inherent difficulty in orienting drill holes to optimally intersect multiple orientations of mineralization, the 0.1 g/t Au grade envelopes capture some drill hole intervals that contain less than 0.1 g/t Au and thus contain some internal waste.

Snowden Mining Industry Consultants	Page 75

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 16.3
Geological Domain Wire Frame Models

16.1.3.                   Data

Sources of Data

All sample data used for the resource estimate was supplied to Snowden by Nevsun from diamond drill holes and RC drill holes.  Table 16.1 lists the supplied drill holes.  Some holes fall outside of the interpreted mineralized zones.

Snowden has validated the integrity of the digital drill hole database for items such as missing information, illogical data entries and sample interval overlaps.  The validation work revealed no significant errors other than gaps in the sampling intervals due to selective sampling.

Snowden Mining Industry Consultants	Page 76

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 16.1 Supplied Drill holes
Drill holes	Number of holes
S-104 to S-143	40
S-146	1
S-148	1
S-150	1
S-152	1
S-154	1
S-154A	1
S-156	1
S-158	1
S-160	1
S-162	1
S-165	1
S-166	1
S-167	1
SD00-01 to SD00-07	7
SD00-11	1
SD00-12	1
SD94-1 to SD94-4	4
SD95-5 to SD95-20	16
SD95-28 to SD95-34	7
SD96-01 to SD96-24	24
SD97-40 to SD97-57	18
SR00-01 to SR00-18	18
SR96-1 to SR96-291	291
SRC-349 to SRC-388	40
ST00-3	1
SW-01	1
SW-01A	1
Total	483

Geology Coding

Nevsun provided Snowden with a database coded according to the mineralized domain wireframes.  Snowden undertook additional data coding to identify the oxide samples.

Snowden Mining Industry Consultants	Page 77

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Gemcom Desktop Edition: D:\GCDBsg = Segala -
File Window View Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
3D 2D
D:\GCDBsg
Polygon Project: D:\GCDBsg
Workspaces
Working Outlines
Drillhole Project: D:\GCDBsg
DrillData
Block Model Project : D:\GCDBs
Ore
Waste
Air
1437600.0Y
1437400.0Y
1437200.0Y
1437000.0Y
1436800.0Y
259000.0X
259200.0X
259400.0X
259600.0X
259800.0X
260000.0X
Objects
Profiles
Polyline Creation
2D
Plan
Dynamic
259532.35X 1437601.64Y

Figure 16.4
Segala Drill Hole Location Plan Showing Hole Paths

16.1.4.                    Geology and Domains

The geology was modeled by Nevsun 3D wireframes that were used to code the geology block model.  Due to the complex geometry of the structural interpretation and the inherent difficulty in orienting drill holes to optimally intersect multiple orientations of mineralization, the 0.1 g/t Au grade envelopes capture some drill hole intervals that contain less than 0.1 g/t Au and thus contain some internal waste.

Overlapping or intersecting solids were assigned orders of precedence so that grade blocks in areas of wireframe intersection were assigned only one lithologic code.  During coding of the lithologic model, blocks occurring above the alluvial surface or within post-mineralization diabase dykes, previously modelled by Nevsun, were excluded from the mineralized domains.

A list of the unique five digit rock codes assigned to each domain is provided in Table 16.2.

Snowden Mining Industry Consultants	Page 78

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 16.2 Block Model Mineralized Domain Codes
Main Zone			NW Zone
Domain	Primary Code	Oxide Code	Domain	Primary Code	Oxide Code
Central	10110	10120	NW1	20110	20120
Hangingwall	10210	10220	NW2	20210	20220
Footwall	10310	10320	NW3	20310	20320
HW Structure	10410	10420	NW4	20410	20420
Main Fault Zone
Central	10510	10520
Hangingwall	10610	10620
Footwall	10710	10720

Compositing

Compositing of the drill hole data was required in order to generate a common support for statistical and geostatistical studies.  These sample composites form the basis for the resource estimation.

Analysis of the sample length statistics (Figure 16.5) indicates that 80% of the samples have been taken over intervals of 1.5 m or less.  Drill hole data was composited to 1.5 m downhole intervals within the boundaries of the wireframe models.

Figure 16.5
Histogram of Sample Lengths

Snowden Mining Industry Consultants	Page 79

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Statistical Analysis

All domains showed mixed positively skewed distributions that approach a lognormal distribution (and all domains have a high coefficient of variation (‘COV') (see Table 16.3 and Table 16.4).  Snowden reviewed the geological interpretations with respect to the mixed populations shown in the statistics.  Snowden found that the populations are intermixed and no further domaining is necessary at this stage.  Future drilling may allow further domaining in some mineralized domains.

Snowden Mining Industry Consultants	Page 80

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 16 .3 Main Zone Domain Statistics
Statistic	All Data	Domain 10110	Domain 10120	Domain 10210	Domain 10220	Domain 10310	Domain 10320	Domain 10410	Domain 10420	Domain 10510	Domain 10520	Domain 10610	Domain 10620	Domain 10710	Domain 10720
Samples	4276	2525	456	413	57	380	81	58	61	117	67	12	6	21	22
Minimum	0.002	0.005	0.005	0.002	0.019	0.005	0.003	0.006	0.028	0.002	0.002	0.010	0.007	0.002	0.018
Maximum	789.75	130.80	59.00	20.67	6.16	789.75	12.98	21.99	4.87	6.71	1.82	0.52	0.58	0.43	0.62
Mean	2.00	2.33	1.50	0.71	0.70	3.55	0.66	2.02	0.90	0.22	0.16	0.22	0.23	0.08	0.20
Standard deviation	13.21	5.83	4.94	1.29	1.35	41.21	1.76	3.59	0.90	0.66	0.30	0.14	0.28	0.12	0.17
COV	6.62	2.50	3.29	1.81	1.91	11.60	2.68	1.78	1.00	2.97	1.89	0.67	1.26	1.48	0.82
Variance	174.39	33.96	24.39	1.67	1.81	1698.38	3.08	12.92	0.81	0.43	0.09	0.02	0.08	0.01	0.03
Log samples	4276	2525	456	413	57	380	81	58	61	117	67	12	6	21	22
Log mean	-0.67	-0.31	-0.84	-1.01	-1.38	-0.75	-1.69	-0.41	-0.56	-2.90	-3.25	-1.97	-2.85	-3.73	-1.99
Log variance	2.88	2.68	2.47	1.58	1.92	1.88	2.66	2.96	1.12	2.99	3.43	1.65	4.52	2.70	1.00
Geometric mean	0.51	0.73	0.43	0.36	0.25	0.47	0.18	0.67	0.57	0.05	0.04	0.14	0.06	0.02	0.14
10%	0.06	0.09	0.07	0.08	0.03	0.11	0.02	0.05	0.15	0.01	0.00	0.01	0.01	0.01	0.02
20%	0.14	0.20	0.13	0.15	0.12	0.16	0.05	0.16	0.26	0.01	0.01	0.01	0.01	0.01	0.03
30%	0.24	0.34	0.22	0.21	0.13	0.24	0.10	0.29	0.37	0.02	0.01	0.16	0.01	0.01	0.11
40%	0.37	0.54	0.34	0.28	0.14	0.32	0.15	0.58	0.45	0.04	0.02	0.17	0.01	0.01	0.11
50%	0.57	0.83	0.47	0.39	0.19	0.43	0.25	0.77	0.68	0.07	0.04	0.17	0.01	0.01	0.14
60%	0.85	1.25	0.67	0.54	0.24	0.65	0.34	1.20	0.83	0.09	0.07	0.19	0.16	0.01	0.17
70%	1.29	1.87	0.97	0.77	0.42	0.99	0.38	1.62	0.92	0.14	0.13	0.23	0.16	0.11	0.21
80%	2.04	2.90	1.43	1.05	0.76	1.40	0.55	2.24	1.47	0.26	0.22	0.30	0.58	0.16	0.32
90%	3.85	5.19	2.54	1.52	1.39	2.12	0.76	3.78	1.95	0.56	0.32	0.38	0.58	0.22	0.45
95%	6.54	8.55	4.30	2.01	3.98	3.08	1.88	8.27	2.31	0.72	0.75	0.38	0.58	0.32	0.52
97.50%	10.43	12.39	7.41	2.62	6.16	5.34	6.23	11.95	2.84	1.03	0.84	0.52	0.58	0.32	0.52
99%	20.27	25.27	19.69	4.21	6.16	18.57	6.26	11.95	3.79	1.35	1.16	0.52	0.58	0.43	0.62

Snowden Mining Industry Consultants	Page 81

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 16.4 Northwest Zone Domain Statistics
Statistic	All Data	Domain 20110	Domain 20120	Domain 20210	Domain 20220	Domain 20310	Domain 20320	Domain 20410	Domain 20420
Samples	2373	844	664	322	268	89	55	55	76
Minimum	0.002	0.005	0.002	0.004	0.004	0.005	0.016	0.005	0.011
Maximum	108.00	108.00	32.05	13.04	16.80	19.27	6.60	9.11	18.60
Mean	1.15	1.23	1.23	0.94	0.96	1.28	0.80	1.16	1.27
Standard deviation	3.26	4.31	2.93	1.62	2.19	2.95	1.35	1.88	3.00
COV	2.84	3.50	2.39	1.73	2.29	2.31	1.69	1.62	2.37
Variance	10.66	18.62	8.56	2.64	4.81	8.70	1.83	3.52	9.03
Log samples	2373	844	664	322	268	89	55	55	76
Log mean	-0.95	-0.79	-0.95	-1.12	-1.17	-0.92	-1.25	-1.03	-0.88
Log variance	2.26	2.12	2.31	2.45	2.00	2.70	2.17	3.30	1.99
Geometric mean	0.39	0.45	0.39	0.33	0.31	0.40	0.29	0.36	0.42
10%	0.05	0.06	0.06	0.04	0.05	0.04	0.04	0.02	0.07
20%	0.12	0.14	0.11	0.09	0.11	0.11	0.07	0.11	0.14
30%	0.19	0.23	0.17	0.14	0.15	0.17	0.16	0.18	0.21
40%	0.27	0.35	0.26	0.22	0.20	0.32	0.19	0.26	0.26
50%	0.40	0.51	0.37	0.33	0.30	0.48	0.25	0.41	0.31
60%	0.58	0.75	0.54	0.51	0.42	0.71	0.31	0.51	0.47
70%	0.87	1.09	0.83	0.80	0.54	0.91	0.61	0.93	0.75
80%	1.37	1.49	1.40	1.34	0.74	1.44	0.94	1.82	1.21
90%	2.54	2.43	2.74	2.24	1.80	2.41	2.48	2.96	2.85
95%	4.21	3.84	5.52	4.25	5.28	3.75	2.56	3.47	3.73
97.50%	6.60	5.69	8.26	5.32	8.04	6.36	5.29	7.64	5.31
99%	12.35	9.30	13.27	8.02	9.86	19.27	5.29	7.64	17.50

Snowden Mining Industry Consultants	Page 82

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Log Histogram for Au
Domain 10110
Points: 2525
Weights: 2525
Mean: 2.334
Std Dev: 5.828
Variance: 33.964
COV: 2.497
Skewness: 10.489
Geom Mean: 0.734
Log-Est Mean: 2.802
Maximum: 130.797
75%: 2.331
50%: 0.827
25%: 0.261
Minimum: 0.005
Frequency (% of 2525 points)
Au (g/t)

Log Histogram for Au
Domain 10120
Points: 456
Weights: 456
Mean: 1.501
Std Dev: 4.938
Variance: 24.386
COV: 3.291
Skewness: 8.529
Geom Mean: 0.433
Log-Est Mean: 1.492
Maximum: 59
75%: 1.188
50%: 0.467
25%: 0.171
Minimum: 0.005
Frequency (% of 456 points)
Au (g/t)

Log Histogram for Au
Domain 10210
Points: 413
Weights: 413
Mean: 0.715
Std Dev: 1.292
Variance: 1.670
COV: 1.808
Skewness: 10.033
Geom Mean: 0.363
Log-Est Mean: 0.803
Maximum: 20.668
75%: 0.898
50%: 0.39
25%: 0.185
Minimum: 0.002
Frequency (% of 413 points)
Au (g/t)

Log Histogram for Au
Domain 10220
Points: 57
Weights: 57
Mean: 0.705
Std Dev: 1.346
Variance: 1.810
COV: 1.910
Skewness: 3.154
Geom Mean: 0.251
Log-Est Mean: 0.655
Maximum: 6.16
75%: 0.584
50%: 0.189
25%: 0.122
Minimum: 0.019
Frequency (% of 57 points)
Au (g/t)

Log Histogram for Au
Domain 10310
Points: 380
Weights: 380
Mean: 3.554
Std Dev: 41.211
Variance: 1698.379
COV: 11.597
Skewness: 18.526
Geom Mean: 0.470
Log-Est Mean: 1.204
Maximum: 789.753
75%: 1.214
50%: 0.429
25%: 0.198
Minimum: 0.005
Frequency (% of 380 points)
Au (g/t)

Log Histogram for Au
Domain 10320
Points: 81
Weights: 81
Mean: 0.656
Std Dev: 1.756
Variance: 3.084
COV: 2.678
Skewness: 5.385
Geom Mean: 0.184
Log-Est Mean: 0.698
Maximum: 12.98
75%: 0.432
50%: 0.248
25%: 0.07
Minimum: 0.003
Frequency (% of 81 points)
Au (g/t)

Log Histogram for Au
Domain 10410
Points: 58
Weights: 58
Mean: 2.016
Std Dev: 3.594
Variance: 12.919
COV: 1.783
Skewness: 3.805
Geom Mean: 0.665
Log-Est Mean: 2.917
Maximum: 21.993
75%: 2.082
50%: 0.77
25%: 0.255
Minimum: 0.006
Frequency (% of 58 points)
Au (g/t)

Log Histogram for Au
Domain 10420
Points: 61
Weights: 61
Mean: 0.904
Std Dev: 0.900
Variance: 0.810
COV: 0.995
Skewness: 2.279
Geom Mean: 0.574
Log-Est Mean: 1.003
Maximum: 4.873
75%: 0.956
50%: 0.683
25%: 0.282
Minimum: 0.028
Frequency (% of 61 points)
Au (g/t)

Log Histogram for Au
Domain 10510
Points: 117
Weights: 117
Mean: 0.221
Std Dev: 0.657
Variance: 0.432
COV: 2.974
Skewness: 8.554
Geom Mean: 0.055
Log-Est Mean: 0.245
Maximum: 6.71
75%: 0.185
50%: 0.067
25%: 0.01
Minimum: 0.002
Frequency (% of 117 points)
Au (g/t)

Log Histogram for Au
Domain 10520
Points: 67
Weights: 67
Mean: 0.159
Std Dev: 0.301
Variance: 0.091
COV: 1.893
Skewness: 3.560
Geom Mean: 0.039
Log-Est Mean: 0.215
Maximum: 1.82
75%: 0.152
50%: 0.039
25%: 0.009
Minimum: 0.002
Frequency (% of 67 points)
Au (g/t)

Log Histogram for Au
Domain 10610
Points: 12
Weights: 12
Mean: 0.215
Std Dev: 0.145
Variance: 0.021
COV: 0.673
Skewness: 0.604
Geom Mean: 0.139
Log-Est Mean: 0.318
Maximum: 0.524
75%: 0.285
50%: 0.173
25%: 0.15
Minimum: 0.01
Frequency (% of 12 points)
Au (g/t)

Log Histogram for Au
Domain 10620
Points: 6
Weights: 6
Mean: 0.225
Std Dev: 0.284
Variance: 0.080
COV: 1.258
Skewness: 0.812
Geom Mean: 0.058
Log-Est Mean: 0.552
Maximum: 0.584
75%: 0.584
50%: 0.014
25%: 0.007
Minimum: 0.007
Frequency (% of 6 points)
Au (g/t)

Segala

Composite Data

SUPERVISOR

Figure 16.6
Composite Data Histograms

Snowden Mining Industry Consultants	Page 83

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Log Histogram for Au
Domain 10710
Points: 21
Weights: 21
Mean: 0.082
Std Dev: 0.121
Variance: 0.015
COV: 1.480
Skewness: 1.678
Geom Mean: 0.024
Log-Est Mean: 0.093
Maximum: 0.426
75%: 0.149
50%: 0.01
25%: 0.007
Minimum: 0.002
Frequency (% of 21 points)
Au (g/t)

Log Histogram for Au
Domain 10720
Points: 22
Weights: 22
Mean: 0.202
Std Dev: 0.166
Variance: 0.028
COV: 0.824
Skewness: 1.132
Geom Mean: 0.137
Log-Est Mean: 0.225
Maximum: 0.622
75%: 0.3
50%: 0.138
25%: 0.096
Minimum: 0.018
Frequency (% of 22 points)
Au (g/t)

Log Histogram for Au
Domain 20110
Points: 844
Weights: 844
Mean: 1.232
Std Dev: 4.315
Variance: 18.619
COV: 3.502
Skewness: 19.311
Geom Mean: 0.452
Log-Est Mean: 1.306
Maximum: 108
75%: 1.248
50%: 0.508
25%: 0.186
Minimum: 0.005
Frequency (% of 844 points)
Au (g/t)

Log Histogram for Au
Domain 20120
Points: 664
Weights: 664
Mean: 1.227
Std Dev: 2.927
Variance: 8.565
COV: 2.386
Skewness: 6.387
Geom Mean: 0.387
Log-Est Mean: 1.227
Maximum: 32.046
75%: 1.04
50%: 0.37
25%: 0.142
Minimum: 0.002
Frequency (% of 664 points)
Au (g/t)

Log Histogram for Au
Domain 20210
Points: 322
Weights: 322
Mean: 0.936
Std Dev: 1.624
Variance: 2.637
COV: 1.735
Skewness: 3.775
Geom Mean: 0.326
Log-Est Mean: 1.113
Maximum: 13.04
75%: 1.069
50%: 0.331
25%: 0.126
Minimum: 0.004
Frequency (% of 322 points)
Au (g/t)

Log Histogram for Au
Domain 20220
Points: 268
Weights: 268
Mean: 0.960
Std Dev: 2.193
Variance: 4.808
COV: 2.285
Skewness: 4.455
Geom Mean: 0.311
Log-Est Mean: 0.846
Maximum: 16.8
75%: 0.632
50%: 0.302
25%: 0.13
Minimum: 0.004
Frequency (% of 268 points)
Au (g/t)

Log Histogram for Au
Domain 20310
Points: 89
Weights: 89
Mean: 1.276
Std Dev: 2.949
Variance: 8.697
COV: 2.312
Skewness: 5.338
Geom Mean: 0.398
Log-Est Mean: 1.533
Maximum: 19.266
75%: 1.191
50%: 0.483
25%: 0.128
Minimum: 0.005
Frequency (% of 89 points)
Au (g/t)

Log Histogram for Au
Domain 20320
Points: 55
Weights: 55
Mean: 0.799
Std Dev: 1.353
Variance: 1.831
COV: 1.694
Skewness: 2.820
Geom Mean: 0.285
Log-Est Mean: 0.843
Maximum: 6.6
75%: 0.72
50%: 0.246
25%: 0.119
Minimum: 0.016
Frequency (% of 55 points)
Au (g/t)

Log Histogram for Au
Domain 20410
Points: 55
Weights: 55
Mean: 1.161
Std Dev: 1.877
Variance: 3.524
COV: 1.616
Skewness: 2.709
Geom Mean: 0.358
Log-Est Mean: 1.864
Maximum: 9.113
75%: 1.053
50%: 0.408
25%: 0.157
Minimum: 0.005
Frequency (% of 55 points)
Au (g/t)

Log Histogram for Au
Domain 20420
Points: 76
Weights: 76
Mean: 1.268
Std Dev: 3.004
Variance: 9.026
COV: 2.369
Skewness: 4.852
Geom Mean: 0.416
Log-Est Mean: 1.128
Maximum: 18.6
75%: 0.878
50%: 0.308
25%: 0.2
Minimum: 0.011
Frequency (% of 76 points)
Au (g/t)

Segala

Composite Data

SUPERVISOR

Figure 16 .6
Composite Data Histograms

continued

Snowden Mining Industry Consultants	Page 84

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Geostatistical Analysis

Snowden used an indicator approach for resource estimation due to the mixed and strongly skewed nature of the gold grades as observed in the statistical analysis.  Kriging algorithms incorporate grade variability through variogram models that are inputs to grade estimation.  Multiple indicator kriging incorporates the data distribution into the estimates through indicator variography of incremental cutoff grades.  Indicator variograms were modelled for a range of grade intervals for each domain.

Due to the limited depth extent of the oxidised portions of the mineralization, and the consequent lack of data in all directions other than horizontal, geostatistical analysis was undertaken on the combined material above and below the oxidation surface.  Snowden has assumed that the grade continuity modelled in the primary zone is also reflected in the oxide portion.

The composites were analysed for each domain.  As NW Zone domains NW3 and NW4 did not contain enough samples to generate variography, variogram parameters were used from NW2 for these domains.

16.1.5.              Mineral Resource Estimate

Block Model

The Segala deposit block model is based on blocks with dimensions of 5 mN by 5 mE by 5 mRL.  The block size was selected as a good compromise between kriging efficiency and geological resolution.

The deposit limits are listed in Table 16.5.  A Gemcom block model project was developed using a partial block model, where the proportion of the block that is contained within a mineralized wireframe solids is stored and used for reporting purposes.

Table 16.5 Dimensions Of The Segala Block Model
Extent	Block size	Number of blocks
258700 to 260200 mE 1436700 to 1437800 mN 150 to -395 mRL	5 m 5 m 5 m	300 220 109

Estimation Methodology

Multiple indicator kriging was used to estimate the block grades.  Kriging parameters were based on the properties determined from the statistical and variogram analysis of the data from each domain group.

To describe the statistical distribution of the gold grades, indicators were selected at decile steps throughout the population distribution, as well as the 95th and 97.5th percentiles to improve definition of the high grade tails.  The mean bin grades were used for all indicator grades, except the highest grade bin where a median bin grade was applied.  Variography was done on combined oxide/primary domains at the combined data deciles.  Estimation bins were based on the deciles of the individual zones.  The variograms for each estimation bin were selected based on the nearest grade bin used for the variography.

Snowden Mining Industry Consultants	Page 85

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Search ellipsoids were used to select the samples during interpolation of blocks.  The search radii generally correspond to the ranges for the long range structures from the median indicator variograms.  The orientations of the search ellipsoids were adjusted (by up to 20o in dip and strike directions) to reflect local variations in the orientation of each lode.  Where geological continuity had been interpreted beyond these initial search ranges, a second kriging estimation pass was completed, using search ellipses that were extended by up to double that originally employed.  The search radii were then extended to three times the original ranges, to permit grade estimation into areas that have been interpreted as being geologically continuous and are based on wide spaced drilling.  All blocks interpolated during the second and third kriging runs were classified as Inferred.

A minimum of 2 samples and a maximum of 20 were used to interpolate each block grade for the first two estimation passes.  The minimum number of samples was dropped to 1 sample in the third estimation pass to allow grades to be assigned in some of the narrow loads.

To account for the volume-variance effect, each block was discretised into 4 by 4 by 4 points.

Soft boundary conditions were applied between the oxide and primary material for each domain.  This permitted data from the oxide material to be accessed during interpolation of the primary material, and vice versa.  Hard boundary conditions were applied between the domains, which prevented data being accessed from adjacent domains during block grade interpolation.

The number of composites used to estimate the block grade and the kriging variance of each block were stored as part of the kriging process.  The kriging variance, which reflects the number of assays used to estimate a block grade and their relative distance from the block (based on the search ellipse defined by the variography), was used in addition to the kriging run for classification of the resource.

Validation

The Segala block model has been validated using two techniques:

1.

Visual examination of assay and estimated block grades on sections and plans,

2.

Grade-elevation and grade-easting plots comparing the mean composite grades with the mean block grades on incremental slices through the deposit.

Block grades were compared spatially with input grades to ensure grade trends were represented correctly.  Validation graphs for the two major domains are shown in Figure 16.7 and Figure 16.8.  These validation plots indicate that there is generally a good correlation between the input grades and the block grades for each domain.  The block grades generally follow the trends present in the input data in both the elevation and easting validations although, as would be expected, the model grades are smoother compared with the input data.  Some inconsistencies were noted but these occur in areas with little or no sample data.  Block grade and drill hole data for these areas were scrutinized on section and plan to ensure overall satisfactory validation of the resource model.

Snowden Mining Industry Consultants	Page 86

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 16.7
Main Zone Central Validation Plots

Measured blocks vs topcut data

Snowden Mining Industry Consultants	Page 87

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 16.8
NW Zone NW1 Validation Plots

Measured blocks vs topcut data

Classification

Classification was primarily based on the geological confidence.  For the main domains a combination of the kriging variance and the kriging run was used to classify the grade blocks into confidence categories and  Table 16.6 summarises the classification criteria for each domain.  The Main Zone Hangingwall, Footwall, and fault block lodes along with the NW Zone NW3, and NW4 were classified as Indicated as best.  This was done due the small number of samples in these zones and a lower geological confidence.

Snowden Mining Industry Consultants	Page 88

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 16.6 Classification Criteria
Domain Group	Kriging Run	Kriging Variance	Classification
Main Zone	1	0.001-0.53	Measured
Central	1	0.53-0.63	Indicated
	1	>0.63	Inferred
	2,3	Any	Inferred
Main Zone	1	0.001-0.63	Indicated
Other Domains	1	>0.63	Inferred
	2,3	Any	Inferred
Northwest Zone	1	0.001-0.4	Measured
NW1, NW2	1	0.4-0.5	Indicated
	1	>0.5	Inferred
	2,3	Any	Inferred
Northwest Zone	1	0.001-0.5	Indicated
Other domains	1	>0.5	Inferred
	2,3	Any	Inferred

Resource

The estimated Measured and Indicated resource at Segala (above a cutoff grade of 2.0 g/t Au) is 7.5 Mt at an average grade of 3.36 g/t Au.  An additional 1.2 Mt of material at an average grade of 2.84 g/t Au (also above a cutoff grade of 2.0 g/t Au) has been classified as Inferred.   Table 16.7 summarises the resource by classification category and cutoff grade.  A grade versus tonnage curve for the combined Measured and Indicated resource is illustrated in Figure 16.9.

Table 16.7 Resource Summary
	Measured			Indicated			Measured and Indicated			Inferred
Cutoff	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au	Tonnage	Au Grade	Au
(g/t)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)	(t*1000)	(g/t)	(kg)
10.0	1	10.71	11	2	11.84	24	3	11.46	34	1	11.69	12
7.0	47	7.83	368	75	7.97	597	122	7.91	965	17	8.06	137
5.0	336	6.01	2,019	483	6.09	2,942	819	6.06	4,962	62	6.60	409
4.0	805	5.09	4,094	1,014	5.21	5,281	1,819	5.15	9,375	115	5.60	644
3.0	1,642	4.25	6,977	2,047	4.32	8,837	3,689	4.29	15,815	260	4.34	1,128
2.0	3,334	3.34	11,132	4,236	3.37	14,273	7,570	3.36	25,405	1,204	2.84	3,414
1.0	6,975	2.34	16,341	7,991	2.44	19,508	14,966	2.40	35,849	3,983	1.83	7,293
0.3	10,968	1.73	18,975	14,160	1.66	23,490	25,128	1.69	42,465	11,105	1.05	11,688
Total	11,345	1.68	19,054	15,722	1.51	23,762	27,067	1.58	42,816	13,576	0.89	12,117

Snowden Mining Industry Consultants	Page 89

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 16.9
Grade-Tonnage Curve

(Measured + Indicated)

16.2.                 Ore Reserve Estimate

The ore reserve estimate for the Segala project has been estimated by Snowden.  The estimates have been made using industry standard techniques and software.  Pit optimization was undertaken using Whittle© software and subsequent mine planning was done using GEMCOM software.  The following section briefly describes the approach taken and the results obtained.  Full details of the ore reserve estimate undertaken by Snowden is contained within the report titled "Nevsun Resources Ltd, Mining Study Segala Project, April 2004"

The study has been undertaken to a pre-feasibility level and all estimates should be considered to be accurate to +/-25%.

The ore reserve estimates detailed assumes that the Segala deposit will be mined following the completion of mining operations at the Tabakoto open pit.  As such, the Segala ore reserves would represent an extension to the mine life of the Tabakoto Mine Project.  The Segala ore reserve estimate is therefore dependent upon the Tabakoto feasibility study and should be read in conjunction with that study which was completed in September 2002 and detailed in "Metallurgical Design and Management, Nevsun Resources Limited Tabakoto Project Bankable Feasibility Study, September 2002" (the FS).  Snowden was responsible for the mining section

Snowden Mining Industry Consultants	Page 90

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

of that study which is detailed in a report produced by Snowden titled "Nevsun Resources Ltd.  Tabakoto Gold Project, Open Pit Mining Feasibility Study, September 2002".

16.2.1.                 Resource Estimate

The basis for the ore reserve estimation is a block model developed by Snowden in February 2003, as described in ‘Segala Main and Northwest Resource, Nevsun Resources Ltd., March 27, 2003' and detailed in Section  of this report.

16.2.2.                 Pit Optimization

Pit optimization was completed using Whittle© Four-X software which utilizes the Lerchs-Grossman optimization algorithm.  Pit limits were established using parameters detailed in Table 16.8.

Table 16.8 Optimization Parameters
Parameters	Unit	Value
Price	$/oz	350/325
Post processing	$/oz	1.45
3% Royalty	$/oz	9.8
Net	$/oz	338.05/313.80
Tails grade	g/t Au	0.18
Ave. mining cost*	$/t	0.95
Grade control	$/t	0.92
Processing	$/t	9.85
Admin	$/t	1.78
Contractor charges	$/t	1.38
Haulage	$/t	0.50
Dilution	%	8%
Dilution grade	g/t Au	0.0
Ore loss	%	1.5
Throughput	Ktpa	870
Pit slopes	> 80mRL	39 degrees
(inter ramp)	NE Sector <80mRL	58 degrees
	SW Sector <80mRL	49 degrees
Discount rate	%	8

* Mining costs include mine services cost of $0.07/t

The pit optimization process produced a series of nested pit shells at various gold prices.  These shells were evaluated using the parameters detailed in Table 16.8 and that shell exhibiting the highest average NPV was selected to guide the final pit design.

16.2.3.                   Open Pit Design

The final pit designs for Tabakoto assume the following;

Snowden Mining Industry Consultants	Page 91

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

  A bench height of 5m

  Maximum batter heights of 20m to 25m

  Maximum batter angles of 45 to 75 degrees

  Berm widths of 7m to 10m

  Haul road gradient of 10% with a 21m road width

Final pits were developed using Gemcom software (see Figure 16.10 to Figure 16.12).  The final pit designs were used to estimate ore reserve tonnages and grade

Gemcom Desktop Edition: C:\GCDBsg = Segala -
File Window View Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
3D 2D
C:\GCDBsg
Polygon Project: C:\GCDBsg
Workspaces
Working Outlines
Drillhole Project: C:\GCDBsg
DrillData
Underground Blast Project: C:\GCDI
Block Model Project : C:\GCDBsg\B
Ore
Waste
Objects
Profiles
1437700.0Y
1437600.0Y
1437500.0Y
1437400.0Y
1437300.0Y
258800.0X
258900.0X
259000.0X
259100.0X
259200.0X
259300.0X
100
80
90
110
120
Select line to view/edit with mouse.
Polyline View/Edit
2D
Plan
125RL
259193.61X 1437723.04Y
Start
Segala290 - Microso...
design_reserves_co...
4x_results_03V290....
Segala file note_03...
Gemcom Desktop...
QuickPlot for Windo...
3:15 PM

Figure 16.10
Segala North Pit - $350/oz and $325/oz

Snowden Mining Industry Consultants	Page 92

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Gemcom Desktop Edition: C:\GCDBsg = Segala -
File Window View Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
3D 2D
C:\GCDBsg
Polygon Project: C:\GCDBsg
Workspaces
Working Outlines
Drillhole Project: C:\GCDBsg
DrillData
Underground Blast Project: C:\GCDB:
Block Model Project : C:\GCDBsg\Blo
Ore
Waste
Objects
Profiles
1437400.0Y
1437300.0Y
1437200.0Y
1437100.0Y
1437000.0Y
1436900.0Y
259400.0X
259500.0X
259600.0X
259700.0X
259800.0X
259900.0X
30
40
50
20
-50
-40
-90
10
60
-110
-80
-60
-30
-100
-70
0
70
-20
-10
80
100
90
110
Select first corner of pick box
Polyline Clipbox De-selection
2D
Plan
100RL
259866.86X 1437294.78Y
Start
Inbox - Microsoft O...
4x_results_03V290....
design325_reserve...
tabakoto4124a-v16...
Preliminary Reserve...
Gemcom Desktop...
12:01 PM

Figure 16.11
Segala Main Pit - $350/oz

Gemcom Desktop Edition: C:\GCDBsg = Segala -
File Window View Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
3D 2D
C:\GCDBsg
Polygon Project: C:\GCDBsg
Workspaces
Working Outlines
Drillhole Project: C:\GCDBsg
DrillData
Underground Blast Project: C:\GCDI
Block Model Project : C:\GCDBsg\B
Ore
Waste
Objects
Profiles
1437400.0Y
1437300.0Y
1437200.0Y
1437100.0Y
1437000.0Y
1436900.0Y
259400.0X
259500.0X
259600.0X
259700.0X
259800.0X
259900.0X
50
60
70
40
-20
-30
-60
-10
80
-67
-70
30
-40
-50
0
20
10
100
110
120
Select vertex to view/edit with mouse.
Vertex View/Edit
2D
Plan
120RL
259933.44X 1437325.07Y
Start
Segala290 - Microsoft O...
design_reserves_costs_...
4x_results_03V290.xls
Segala file note_03V290...
Gemcom Desktop Edi...
3:06 PM

Figure 16.2
Segala Main Pit - $325/oz

Snowden Mining Industry Consultants	Page 93

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

16.2.4.                  Ore Reserve

Ore reserve estimates are based on $350/oz and $325/oz gold prices and cost assumptions detailed within the report are summarized in Table 16.9 and Table 16.10 respectively.  The ore reserves include allowances for dilution (8% at 0.0 g/t Au) and ore loss (1.5%).  Cutoff grades of 1.65 g/t Au ($350/oz) and 1.75 g/t Au ($325/oz) have been assumed.

Table 16.9 Ore Reserve Estimate - $350/oz Au
	Oxide		Fresh		Total
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Category	t'000s	g/t Au	t'000s	g/t Au	t'000s	g/t Au
Proven	303	2.40	2,588	2.96	2,891	2.90
Probable	27	2.21	1,060	3.23	1,088	3.20
Total	331	2.38	3,648	3.04	3,979	2.98
Waste	9,166		31,056		40,222

Table 16.10 Ore Reserve Estimate - $325/oz Au
	Oxide		Fresh		Total
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Category	t'000s	g/t Au	t'000s	g/t Au	t'000s	g/t Au
Proven	280	2.47	2,271	3.04	2,551	2.98
Probable	21	2.35	682	3.21	703	3.19
Total	301	2.46	2,953	3.08	3,254	3.02
Waste	7,903		21,908		29,810

A total of 50.0 Kt of Inferred material at a grade of 3.44 g/t Au is located within the $350/oz pit limits.  This figure reduces to a total of 26.3 Kt of Inferred material at a grade of 3.68 g/t Au within the $325/oz pit limit.

Snowden Mining Industry Consultants	Page 94

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

17.                  OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information to report.

Snowden Mining Industry Consultants	Page 95

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

18.              INTERPRETATION AND CONCLUSIONS

18.1.            Mineral Resource

The estimated Measured and Indicated resource at Segala (above a cutoff grade of 2.0 g/t Au) is 7.5 Mt at a grade of 3.36 g/t Au.  An additional 1.2 Mt of material at a grade of 2.84 g/t Au (also above a cutoff grade of 2.0 g/t Au) has been classified as Inferred.  The resource figures include ore reserve estimates.

The resource was estimated using multiple indicator kriging (MIK) to interpolate composited drill hole gold grades into a 3D block model.  The estimate is based on the results of sampling from a combination of reverse circulation and diamond drill holes.

Segala is a highly structurally controlled gold deposit and is characterized by an overall ESE trending zone of mineralization that roughly coincides with the location of a tightly folded anticlinal axis formed in the sedimentary host rocks.

18.1.1.                     Geological Interpretation

The geological setting is complex, as evidenced by the multiple lodes and intersecting domains.  Nevsun's geological interpretation is supported by the oriented core, structural interpretation, regional geological setting, and the orientation of existing workings.  It is only in areas of high sample density (mainly in the upper portions of the deposit) that Snowden has classified much of the resource as Measured.  For the lower portions of the deposit, there is good potential for further drilling to increase the classification level of much of the mineralization and to extend the resource in the down-dip direction.  A refined definition of the internal high grades to the mineralized zones would develop a more selective model.

Relogging of historic diamond core from the NW Zone will improve the consistency of the geological interpretation.

18.1.2.                 Data Quality

Snowden believes that the quality of the assay database is of industry standard or better due to Snowden's validation exercises and Nevsun's adherence to a comprehensive QA/QC program.  However, a moderately high variance in the RC sample repeat assays does exist.  Snowden believes that this presents a low to moderate risk associated with this aspect of the resource estimate.

18.1.3.                  Sampling Methods

The drilling techniques, logging procedures and sample preparation methodology meet or exceed industry standards.  As well, good sample recoveries were obtained from the drilling.

Snowden Mining Industry Consultants	Page 96

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

18.1.4.                 Bulk Density

Density determination does not equally represent all lithologies, mineralization domains and oxidation zones.

18.1.5.                Estimation Techniques

The resource estimation parameters present a low level of risk to the project.  The data was composited within the mineralized envelopes and the block size is appropriate for the sample density and geological interpretation.  The mineralization is structurally controlled with multiple phases of mineralization.  Based on statistical analysis and variography, MIK is considered appropriate for block grade estimation.

18.1.6.               Overall Resource Risk

The overall risk associated with the Segala resource estimate can be characterised as low due to the high drill hole density achieved with the 2000 and 2001 drilling, the implementation of a comprehensive QA/QC program, a realistic geological interpretation and the use of an appropriate estimation technique (Table 18.1).

18.2.                  Ore Reserve Estimation

The Segala ore reserve estimate, detailed in this report, has been generated on the premise that the Segala open pit will be mined following the exhaustion of the Tabakoto open pit as an extension to the Tabakoto pit mine life.  The Segala ore reserve estimate is therefore dependent upon the Tabakoto feasibility study and this report should be read in conjunction with that study.

The estimated Proven and Probable reserve based on a $350/oz gold price is 3.98 Mt at a grade of 2.98 g/t Au.  The estimated Proven and Probable reserve based on a $325/oz gold price is 3.25 Mt at a grade of 3.02 g/t Au.  The ore reserves include allowances for dilution (8% at 0.0 g/t Au) and ore loss (1.5%).  Cutoff grades of 1.65 g/t Au ($350/oz) and 1.75 g/t Au ($325/oz) have been assumed.  Only material classified as Proven and Probable was considered as ore in the study, and the inferred material within the open pit limits was not valued.

The risk factors associated with the reserve estimate are summarized in Table 5.10.  The Segala ore reserve is dependent upon the Tabakoto ore reserve.  However, as with the Tabakoto deposit, mining and process operations proposed for Segala are well established and practiced throughout the world.  No apparent areas of unduly high technical risk have been identified to date with the studies undertaken.  The overall risk associated with the ore reserve is moderate.

Snowden Mining Industry Consultants	Page 97

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 18.1 Risk Factors Associated with the Segala Resource Estimate
NI 43-101 Consideration	Findings
DATA
Geological Interpretation and Domains	Continuous zones of mineralization were modelled in order to control resource estimation. Zones were delineated according to geological boundaries where sufficient data was available. MODERATE RISK
Drilling Techniques	Most of the available data is from diamond drilling. A significant amount is oriented core. RC drilling is present in the upper parts of the deposit. LOW RISK
Logging

Logging system makes use of Nevsun's considerable experience in this type of deposit and a long history of exploration in the Segala area.  Logging system includes the appropriate descriptors for lithology, alteration, and sulphide species.

LOW RISK

Drill Sample Recovery	Good recovery from diamond drilling and RC drilling. LOW RISK
Sub-sampling Techniques & Sample Preparation	Core cutting procedures and sample preparation scheme carried out to industry standards. LOW RISK
Quality of Assay Data and Laboratory Checks

Certified standards, blanks, duplicates, coarse reject testing, and inter-laboratory duplicate sampling all carried out as part of a comprehensive QA/QC scheme.

Moderate RC assay variance on repeat samples.  Low to moderate diamond drilling assay variance on repeat samples.

LOW to MODERATE RISK

Location of Data Points	Collars of all holes surveyed after drilling. Some small survey discrepancy noted for historic drill holes. LOW RISK
Assay Data Density and Distribution	Sampling density is high at higher levels and decreases with depth. Risk is mitigated by classification scheme. LOW RISK
Database Integrity	Gemcom database validation carried out. No major errors encountered. LOW RISK
Bulk Density	Low number of density determinations - especially above the oxide surface. MODERATE RISK
Composites	The majority of the sample intervals are equal to or less than the composite length (1.5 m). Composites respect mineralization boundaries. LOW RISK
Block size	Block size of 5 m x 5 m x5 m is a compromise between larger blocks that allow increased estimation accuracy and smaller blocks that allow fine definition of the mineralization. LOW RISK
Statistics	High COV's in all domains. However the risk is mitigated by the MIK interpolation technique. LOW RISK
Capping of High Grades	The use of the median value in the highest indicator bin effectively caps the composite grades. LOW RISK
Variography

A full suite of 11 to 12 indicators analysed in each domain.  Generally, variograms are well defined.  Occasional poor definition due to low sample numbers requires the use of variograms from other domains.

LOW RISK

Search Radii and Number of Samples	Valid based on the geostatistical parameters. LOW RISK
Data Clustering	Mitigated by the interpolation technique. LOW RISK
Interpolation Type	Multiple indicator kriging is appropriate based on the geology, and statistical and geostatistical properties of the grade data. LOW RISK
Classification	Snowden and Nevsun have undertaken classification by taking into account grade continuity, geological confidence and drill hole spacing.

Snowden Mining Industry Consultants	Page 98

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 18.2 Risk Factors Associated with the Tabakoto Reserve Estimate
N1 43-101 Consideration	Findings
DATA
Mineral resource estimate for conversion to reserves

The overall risk associated with the Segala resource estimate can be characterized as low due to the high drill hole density, the implementation of a comprehensive QA/QC program, a realistic geological interpretation and the use of an appropriate estimation technique

LOW RISK

Cut-off grades or parameters	1.65 g/t Au and 1.75 g/t Au cut off grades have been assumed based on a $350/oz and $325/oz gold price respectively LOW to MODERATE RISK
Mining factors or assumptions

Mining dilution = 8% at 0.0 g/t Au, Ore Loss = 1.5%

The orebody is less structurally complex than the Tabakoto deposit to the south.  Segal is charaterized by broader ore zones.  However, diligent grade control practices will be required in order to achieve the budgeted head.

LOW to MODERATE RISK

Metallurgical factors or assumptions	The Segala deposit is a free milling gold ore that should give high recoveries to conventional cyanidation processing at a typical grind size and with modest reagent consumptions LOW to MODERATE
Cost and revenue factors

Reserves assume a gold price of $350/oz and $325/oz respectively and an average operating cost of approximately $298/oz (including capital)  Estimates have been based upon quotes from suitably qualified mining contractors for the adjacent Tabakoto property and in the case of processing costs have been estimated from appropriate testwork.  Sensitivity analyses indicate the ore reserve is moderately sensitive to changes in mine operating costs

MODERATE RISK

Market assessment	N/A.
Others

The Segala operation is dependent upon the adjacent Tabakoto operation.  The mining and process operations proposed for Segala are well established and practiced in many countries throughout the world.  No apparent areas of unduly high technical risk have been identified in the studies undertaken to date.

MODERATE RISK

Classification	Only material classified as Measured and Indicated was considered as ore in the study. Risk is mitigated by classification scheme. LOW RISK
Audits or reviews	N/A

Snowden Mining Industry Consultants	Page 99

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

19.              RECOMMENDATIONS

The study has highlighted areas where further work should be undertaken to advance the project to a bankable level.  These include, but are not limited to:

  Undertake an detailed environmental of the pit area

  Undertake a hydrogeological study to determine pit dewatering requirements, particularly at depth

  Revision of all operating and capital costs with respect to:

-

Total material movements

-

Mill throughput rates

-

Integration with planned Tabakoto pit

  With updated economic information, re-optimize to determine final pit limits.

  Prepare staged designs to ensure safe, logical access to resource

  Prepare Life-of-Mine schedules outlining material movement schedules, operating and any capital costs required for the operation.  Emphasis should be placed on ensuring ore presentation, whilst maximizing equipment utilization.

  Sensitivity analysis should examine

-

the order of mining,

-

impact of low grade ore (i.e.  heap leach capability for Segala),

-

impact of higher mining costs if both Tabakoto and Segala are mined at the same time

-

cut-over analysis to examine underground potential

-

determine impact of inferred ore on pit size/extents and depth

-

identify further drilling targets

  Infrastructure requirements such as waste dumps requirements, surface drainage and haul road layouts.  Stockpiles for ROM, topsoil and safety bunds need to be designed.  Layout/position for explosive magazine needs to be set.

An indicative budget for the work is estimated shown below, however, Snowden recommend that a detailed review and quotation is required in order to achieve an accurate estimate.

Environmental

$

50,000

Hydrogeological study

$

60,000

Revision of operating and capital costs

$

25,000

Pit Optimization and mine design

$

25,000

Life of Mine schedules

$

25,000

Infrastructures requirements study

$

35,000

Sub-Total

$

220,000

Contingency 15%

$

37,500

Total

$

257,500

Snowden Mining Industry Consultants	Page 100

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

20.              REFERENCES

Analytical Solutions 1997.  Implementation and Review of Quality Assurance and Quality Control for Projects in Mali, Amor, S.D., unpublished report

Oliver Gold 1997a, Geological Resource Estimate, Oliver Gold, September 1997, unpublished report.

Oliver Gold 1997b, Statistical Notes on Assays and Analytical Procedures, Segala Project, Mali, Oliver Gold, unpublished report;

Pearson Hofman and Associates Ltd.  1998, Segala Gold Deposit, Mali, West Africa, Review and Evaluation of In Situ Resources, Pearson, Hoffman & Associates (PHA), January 1998, unpublished report.

Taiga 1998, Geological Evaluation and Exploration Report for the Tabakoto Property, Taiga Consultants Ltd., unpublished report.

JORC 1999, Code for Reporting of Mineral Resources and Ore Reserves, Australasian Joint Ore Reserves Committee, September 1999

Semafo 2000, Rapport de synthèse geologique : campagne 2000 du 15/04/2000 au 15/02/2001,Unpublished report;

Nevsun 2000, Drilling Program on the Tabakoto Property contributions from Nevsun Resources (Mali) Ltd., Snowden, and Taiga Consultants Ltd., unpublished report

Snowden 2000, Resource and Mining Review of the Tabakoto Gold Deposit - Mali, Snowden Mining Industry Consultants, December 1999, unpublished report.

Zbeetnoff  2000, Review of Segala Analytical Procedures and Results, 1994-1997, John Zbeetnoff 2000, unpublished report.

E.C Thatcher and Assoc., Preliminary Geological Interpretation Landsat-5 Thematic Mapper Imagery, Kedougou Inlier, Western Mali - Eastern Senegal, for C.M.C.  Ltd, 1995

Oliver Gold Corporation, Drill logs, assays, maps, sections, geochemical surveys, geophysical surveys, compilations, 1995-1997.

Tesla Consulting, Report on the Geophysical Survey of Segala North Prospect (western Mali) for Consolidated Mining Corporation (West Africa) S.A.  1995

Thiviege, R.H., Duffet, L.L., Allen, J.P.  The Segala Gold Discovery, Mali, West Africa, in West Africa Field Trip, Association of Exploration Geochemists, 1997.

Sagax Afrique, Rapport Sur Des Leves De Polarization Provoquee/Resistivite Et De Magnetometer' effectues sur les Secteurs de Dioulafoudou, Fougala et Segala, Mali, Afrique De LOuest, 2002

Snowden Mining Industry Consultants	Page101

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Taiga Consultants Ltd.  Work Program on the Fougala, Koutila and Dioulafoundou Concessions, Mali, West Africa, 2002

Nevsun Resources Ltd.  2002 Work Program on the Segala Property dated May 2003

Nevsun Resources Ltd.  2002 Work Program on the Tabakoto Program dated May 2003

F.william Nielsen, S.Ansell, C.  Aussant, September 2003, Work Program on the Segala Property, Mali, West Africa, January to August 2003

 F.  William Nielsen; Hackett S.P.  (March 2003): Segala Main and Northwest Resource, Mali, West Africa

S Craig, C Tabb, J Pilgrim, A Earl, P Morriss Nevsun Resources Ltd.  Tabakoto Gold Project, Open Pit Mining Feasibility Study, September 2002

Metallurgical Design and Management, Nevsun Resources Limited Tabakoto Project Bankable Feasibility Study, September 2002

Metallurgical Design and Management, Nevsun Resources Limited Tabakoto Project Segala Metallurgical Testwork, August 2003

A Tiver, P Morriss, Mining Study Segala Project, April 2004

Snowden Mining Industry Consultants	Page 102

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

21.           ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT

                PROPERTIES AND PRODUCTION PROPERTIES

The ore reserve estimates detailed in the technical report are based on a study undertaken by Snowden Mining Industry Consultants titled "Mining Study Segala Project, April 2004".  A key assumption in defining reserves is that the Segala deposit will be mined following the completion of mining operations at the Tabakoto open pit.  As such, the Segala ore reserves would represent an extension to the mine life of the Tabakoto Mine Project.

The Segala ore reserve estimate is therefore dependent upon the Tabakoto feasibility study and should be read in conjunction with that study which was completed in September 2002 by Metallurgical Design and management Pty Ltd (MDM) and detailed in "Nevsun Resources Limited Tabakoto Project Bankable Feasibility Study, September 2002" (the FS) and also in conjunction with the technical report titled "Technical Report for the Tabakoto Property, Mali West Africa, May 2004" (the Report).

21.1.               Ownership and Permitting

The Segala property consists of a single mining license of total area 24 sq km immediately to the north of the village of Tabakoto, which is located 15 km north from the government administrative center of Kenieba in western Mali ().  The property is held by SEMICO (Segala Mining Company S.A.) which is 80% owned by Nevsun Resources (Mali) Ltd. and 20% owned by the Government of the Republic of Mali.

The original issue of an exploitation permit for the 24 sq km Segala property was made to Consolidated Mining Corporation (West Africa) Ltd on December 23, 1999 (proclamation #99-416). The permit was transferred to SEMICO on January 12, 2000. Nevsun Resources (Mali) purchased its 80% interest SEMICO, and hence in the property, in 2002 from Semafo Ltd and a minority partner who together at the time held all of the 80% non-government interest in SEMICO.

21.2.          Mine Operation

It is planned to mine the Segala deposit following the completion of open pit mining operations at the nearby Tabakoto project.  As such the Segala deposit will represent an addition to the Tabakoto reserves and hence and extension to the Tabakoto mine life.  As with the Tabakoto deposit, the Segala deposit will be mined using conventional open pit mining techniques.  It is envisaged that the mining contractor employed at Tabakoto will transfer operations to the Segala pit following completion of mining activities at Tabakoto.

21.3.            Process Plant

Segala ore will be processed through the Tabakoto process plant located at the Tabakoto minesite.  The Tabakoto process plant has been designed to produce gold bullion by the treatment of 650,000t/y of ore from the Tabakoto open pit.  However, testwork on the Segala ore types by MDM indicate a throughput of 870 Ktpa can be achieved without any modification to the existing plant.

Snowden Mining Industry Consultants	Page 103

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Oxide ore will be fed to a toothed roll crusher and then directly into the ball mill.

Fresh ore will be fed to a primary jaw crusher followed by a secondary cone crusher in closed circuit with a screen.  The crushing circuit product will be stockpiled and reclaimed to feed the ball mill.  A second stockpile reclaim tunnel will be installed to permit the expansion of the ball milling circuit at a later date with minimal disruption to the base case operation.

The ball mill will operate in closed circuit with hydro-cyclones from which a portion of the underflow will be directed to a gravity circuit to recover coarse gold.  The balance of the cyclone underflow will be returned to the ball mill while the overflow will be thickened and fed to the leach/CIL circuit.

The leach/CIL will comprise a single leach tank and six CIL tanks and will provide sufficient residence time to dissolve the majority of the gold in the leach feed after the addition of lime and cyanide.

Dissolved gold will be adsorbed onto activated carbon and removed from the first CIL tank on the loaded carbon screen.  CIL tails will be pumped to the tailings dam.

Loaded carbon will be acid washed to remove metallic and carbonate contaminants, eluted to remove the gold and silver and then regenerated to remove organics and restore carbon activity.

The carbon will be eluted using a pressure Zadra procedure in which the gold that is stripped from the carbon is electro-won onto steel wool before the eluate is returned to the elution column.  Gold will be removed from the electrowinning cathodes using a high pressure water gun before filtration of the sludge, calcining and smelting.  Gravity concentrates will be calcined and smelted to recover the contained gold.

A block flow diagram of the proposed process is given in Figure 21.1.

Snowden Mining Industry Consultants	Page 104

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Figure 21.1
Process Plant Block Flow Diagram

21.4.           Operating Costs

21.4.1.                 Mining Costs

Mining costs for the Segala deposit are based on those sourced from suitably qualified mining contractors for the Tabakoto deposit.  The costs assumed are detailed in Table 21.1.  These figures are based on estimates supplied by Moolmans and assume maximization of equipment usage.

It is important to note that following the release of the Tabakoto feasibility study in September 2002, Nevsun have subsequently revisited the issue of mining costs with the aim of confirming and/or updating the estimates received.  Snowden have reviewed the latest contractor estimates and concluded that the mining costs detailed in the Tabakoto feasibility study are appropriate for the estimation of ore reserves at Segala.  However, Snowden recommend that mining costs be reviewed with further detailed work on the Segala deposit.

Snowden Mining Industry Consultants	Page 105

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 21.1 Mining Cost Estimates
Bench	Mine Services	D&B		L&H		Total		Ore Xs
mRL		Waste	Ore	Waste	Ore	Waste	Ore
	$/bcm	$/bcm	$/bcm	$/bcm	$/bcm	$/bcm	$/bcm	$/bcm
120	0.07			1.64	1.71	1.71	1.78	0.07
110	0.07			1.64	1.75	1.71	1.82	0.11
100	0.07	0.25	0.30	1.69	1.82	2.01	2.19	0.18
90	0.07	0.25	0.30	1.74	1.88	2.06	2.25	0.19
80	0.07	0.49	0.69	1.8	1.91	2.36	2.67	0.31
70	0.07	0.49	0.69	1.86	1.97	2.42	2.73	0.31
60	0.07	0.49	0.69	1.92	2.03	2.48	2.79	0.31
50	0.07	0.49	0.69	1.97	2.1	2.53	2.86	0.33
40	0.07	0.65	0.78	2.02	2.16	2.74	3.01	0.27
30	0.07	0.65	0.78	2.07	2.22	2.79	3.07	0.28
20	0.07	0.65	0.78	2.13	2.26	2.85	3.11	0.26
10	0.07	0.65	0.78	2.22	2.35	2.94	3.2	0.26
0	0.07	0.65	0.78	2.31	2.44	3.03	3.29	0.26
-10	0.07	0.65	0.78	2.4	2.53	3.12	3.38	0.26
-20	0.07	0.65	0.78	2.49	2.62	3.21	3.47	0.26
-30	0.07	0.65	0.78	2.58	2.71	3.3	3.56	0.26
-40	0.07	0.65	0.78	2.67	2.8	3.39	3.65	0.26
-50	0.07	0.65	0.78	2.76	2.89	3.48	3.74	0.26
-60	0.07	0.65	0.78	2.85	2.98	3.57	3.83	0.26
-70	0.07	0.65	0.78	2.94	3.07	3.66	3.92	0.26
-80	0.07	0.65	0.78	3.03	3.16	3.75	4.01	0.26
-90	0.07	0.65	0.78	3.12	3.25	3.84	4.1	0.26
-100	0.07	0.65	0.78	3.21	3.34	3.93	4.19	0.26
-110	0.07	0.65	0.78	3.3	3.34	4.02	4.19	0.17

21.4.2.                  Grade Control Costs

Grade control costs have been estimated on the basis that both inclined reverse circulation (RC) drilling and blast hole sampling will be undertaken.  Drilling and sampling costs are based on those detailed in the Tabakoto FS.  The average grade control cost is estimated at $0.92/t ore assuming an average oxide: fresh ratio of 1:8.

21.4.3.                   Process Costs

Revised processing costs have been supplied by Metallurgical Design and Management (MDM) for Segala.  A figure of $9.85/t ore has been assumed.  This compares with $9.94/t ore and $11.81/t ore for oxide and fresh ore respectively mined at Tabakoto.  The revised figure for Segala is based on testwork completed by MDM and takes into account the differences in material characteristics and anticipated increase in milling throughput.

The figures presented in this report will require review as further work is completed on the project

Snowden Mining Industry Consultants	Page 106

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

21.4.4.                Fixed Costs

As discussed fixed costs have been adjusted to reflect the increased throughput rate anticipated with Segala.  Fixed costs have been adjusted on a pro-rata basis.  The figures are calculated from revised figures as supplied by Nevsun for a 650 Ktpa throughput rate (Tabakoto) as detailed in Table 21.2.

Table 21.2 Fixed Cost Comparison
Parameter	Units	Tabakoto	Segala
Throughput	Ktpa	650	870
Administration	$/t ore	2.38	1.78
Contractor P&G's	$/t ore	1.85	1.38

21.4.5.            Haulage Costs

Ore from Segala will be hauled to the process plant at Tabakoto, a distance of approximately 5 Km.  As a consequence, an additional cost of $0.10/t/km has been assumed for ore haulage.

21.5.               Capital costs

Capital cost estimates for the Segala deposit are dependent upon the Tabakoto feasibility study and assume that Segala ore reserves will be mined as an extension to the Tabakoto mine life.  Ore from Segala will be hauled to the Tabakoto process plant located 5 km to the south of Segala.  As such, the capital cost estimates for Segala should be viewed in conjunction with the capital cost estimates for the Tabakoto project.  The capital cost associated with the treatment plant, tailings dam and infrastructure at Tabakoto is US$ US$M18.9.  However, in bringing Segala into production there is a need to add in some additional capital for tailings dam extension, haulroad construction, site establishment and mobilization.  Using the BCM mining contract numbers the following capital costs have been estimated:

Tailings dam

$1,140,000

Haul road construction (5 km @ $75 K/km)

$   375,000

Office and ablutions, Crib Hut

$   150,000

Upgrade of existing waterway crossing

$     50,000

Hardstand for basic maintenance

$     50,000

Water and power supply

$     40,000

Fencing of compound

$     20,000

Minor earthworks

$     10,000

Total

$1,835,000

Tailings dam capital cost estimates are based on the need to expand the existing tailings facility at the Tabakoto mine site in order to accommodate the processing of Segala ore.  At this stage the estimate assumes a cost of 75% of the original Tabakoto tailings dam construction cost of $1.9 M.

Snowden Mining Industry Consultants	Page 107

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

21.6.                  Environmental

The issue of the mining license for Segala confers on SEMICO all rights to the mining exploitation of the property for gold and associated minerals.

The natural environment at Segala is not pristine. It has been extensively disturbed by artisanal mining, farming and human settlement. The soil is generally not very fertile, surface water is available only during the wet season and ground water is the main source of water for human consumption.  The vegetation has been exploited for building purposes and for fuel.  Animals have largely disappeared due to hunting and loss of habitat.

There are no permanent villages in the area designated for open pit mining in the Segala reserve studies conducted by Snowden. The major impacts on the Segala property will be the creation of the open pit, its associated waste dump and a haul road to the Tabakoto plant. It is not planned to have any processing facilities or tailings facilities on the property as all ore will be trucked for processing at the proposed Tabakoto plant on the neighboring Tabakoto concession.

In common with the Tabakoto project the Segala project will result in several impacts on the environment of which the main ones are the loss of geological strata, change in topography and land use, loss of soil, soil compaction, surface and ground water contamination, increased noise and dust, loss of vegetation, change in visual impact, construction of infrastructure and social impacts.

Social impacts will result from the provision of services not previously available and the creation of job opportunities. The economic benefits are expected to attract a number of newcomers to local villages further changing their character.

The environmental and social impacts can all be mitigated and, with the management actions planned, no primary environmental impacts should extend beyond the vicinity of the mining site.  There are no impacts that will manifest themselves after a long period of time (residual impacts), as is the case with health effects associated with certain pollutants (e.g.  asbestos fibre, ionising radiation).

Some negative impacts can be prevented and some positive impacts can be enhanced.  An environmental plan that proposes means of achieving these has been developed and is provided in the Tabakoto FS, September 2002.

Based on the environmental assessment of the Tabakoto property, no restrictions to the development of the Segala project have been identified at this stage, however a detailed environment assessment is recommended at a feasibility level.

21.7.                 Financial Analysis

For the purpose of preliminary cost estimation and cash flow analysis mine operating costs have been based upon those detailed in the Tabakoto Feasibility study.  Some adjustment has been made to fixed costs to reflect the increased throughput (see Section 21.4.4).  Processing costs and recoveries have been updated by Metallurgical Design and Management (MDM) based on preliminary testwork (see Section  21.4.3).  The Tabakoto pit is located 5 km to the south of the Segala deposit.  As with the Tabakoto project, the Segala deposit will be mined using a conventional truck and backhoe excavator operation.  It is envisaged that toward the completion

Snowden Mining Industry Consultants	Page 108

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

 of the Tabakoto pit, mining operations will progressively move to Segala.

For the purpose of cash flow estimation the following has been assumed in addition to the above:

  The planned contractor mining fleet at Tabakoto will be used

  Contractor infrastructure will be maintained at the Tabakoto minesite

  Grade control costs are base upon sampling of blast holes and some inclined reverse circulation drilling.  Average grade control cost assumed is $0.92/t ore mined.

  Capital and operating costs assume ore from Segala will be hauled to the process plant at Tabakoto, a distance of approximately 5 Km.  As a consequence, an additional cost of $0.10/t/km has been assumed for ore haulage.

Processing costs have been supplied by MDM.  The estimates provided are based upon a review of the Tabakoto costs and subsequent adjustment by MDM to reflect ore characteristics and anticipated increased throughput rates.

A summary of the operating cost estimates and estimated net operating cash flow is provided in Table 21.3 and Table 21.4.

It is important to note that the upfront negative casflows generated by the Segala pit will be offset with the positive cash flows from the Tabakoto pit in Year 5.  The estimated net operating cashflow from the Tabakoto pit in year 5 is $26.1 M.

Snowden Mining Industry Consultants	Page 109

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 21.3 Financial Analysis - $350/oz
			Year1	Year2	Year3	Year4	Year5	Total
Mined	Ore	m3'000s	279	312	309	321	244	1,464
		t'000s	700	861	855	888	676	3,979
		Au g/t	2.79	2.82	2.90	2.93	3.58	2.98
	Waste	m3'000s	5,741	3,858	3,763	1,729	283	15,373
		t'000s	13,897	10,569	10,423	4,789	783	40,461
	Total	m3'000s	6,020	4,170	4,071	2,049	527	16,837
		t'000s	14,597	11,430	11,278	5,677	1,458	44,440
	Strip Ratio		19.9	12.3	12.2	5.4	1.2	10.2
Milled		m3'000s	279	312	309	321	244	1,464
		t'000s	700	861	855	888	676	3,979
		Au g/t	2.79	2.82	2.90	2.93	3.58	2.98
Operating Costs
Load & Haul	Waste	$'000s	9,896	7,230	7,754	4,180	789	29,849
	Ore	$'000s	495	635	696	819	718	3,363
Drill & Blast	Waste	$'000s	1,755	2,407	2,596	1,193	195	8,147
	Ore	$'000s	115	231	231	240	183	1,000
Mine Services		$'000s	421	292	285	143	37	1,179
Grade Control		$'000s	644	792	786	817	622	3,661
Process		$'000s	6,892	8,481	8,419	8,745	6,656	39,193
Admin		$'000s	1,245	1,533	1,521	1,580	1,203	7,083
Contractor o/heads		$'000s	966	1,188	1,180	1,225	932	5,491
Haulage		$'000s	350	431	427	444	338	1,990
Total Operating costs		$'000s	22,779	23,220	23,897	19,387	11,672	100,955
Clear & Grub		$'000s	50					50
Revenue
Recovered metal	0.18	oz	58,605	73,049	74,652	78,605	73,798	358,709
Gold Price	350	$'000s	20,512	25,567	26,128	27,512	25,829	125,548
Post Processing	1.45	$'000s	85	106	108	114	107	520
Royalty	0.03	$'000s	615	767	784	825	775	3,766
Net Revenue		$'000s	19,811	24,694	25,236	26,572	24,948	121,262
Capital Costs
	Total		1,835					1,835
Net operating profit		$'000s	-4,853	1,474	1,339	7,185	13,276	18,422

* Mine services include in pit dewatering

Snowden Mining Industry Consultants	Page 110

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

Table 21.4 Financial Analysis - $325/oz
			Year1	Year2	Year3	Year4	Year5	Total
Mined	Ore	m3'000s	79	323	319	319	159	1,200
		t'000s	188	868	874	883	441	3,254
		Au g/t	2.60	3.00	3.04	2.88	3.51	3.02
	Waste	m3'000s	2,233	3,611	3,326	2,163	88	11,421
		t'000s	5,204	9,370	8,999	5,993	244	29,810
	Total	m3'000s	2,312	3,934	3,645	2,482	247	12,621
		t'000s	5,392	10,238	9,873	6,876	685	33,064
	Strip Ratio		27.8	10.8	10.3	6.8	0.6	9.2
Milled		m3'000s	79	323	319	319	159	1,200
		t'000s	188	868	874	883	441	3,254
		Au g/t	2.60	3.00	3.04	2.88	3.51	3.02
Operating Costs
Load & Haul	Waste	$'000s	3,783	6,519	6,361	4,761	235	21,659
	Ore	$'000s	136	609	702	769	449	2,666
Drill & Blast	Waste	$'000s	541	1,735	1,993	1,493	61	5,823
	Ore	$'000s	22	199	232	239	119	812
Mine Services		$'000s	162	275	255	174	17	883
Grade Control		$'000s	173	798	804	813	406	2,994
Process		$'000s	1,847	8,545	8,611	8,701	4,347	32,051
Admin		$'000s	334	1,544	1,556	1,572	786	5,792
Contractor o/heads		$'000s	259	1,197	1,206	1,219	609	4,490
Haulage		$'000s	94	434	437	442	221	1,627
Total Operating costs		$'000s	22,779	7,350	21,857	22,159	20,182	7,249
Clear & Grub		$'000s	50					50
Revenue
Recovered metal	0.18	oz	14,599	78,602	80,324	76,653	47,272	297,450
Gold Price	350	$'000s	4,745	25,546	26,105	24,912	15,364	96,671
Post Processing	1.45	$'000s	21	114	116	111	69	431
Royalty	0.03	$'000s	142	766	783	747	461	2,900
Net Revenue		$'000s	4,581	24,665	25,206	24,054	14,834	93,340
Capital Costs
	Total		1,835					1,835
Net operating profit		$'000s	-4,654	2,809	3,047	3,872	7,585	12,658

* Mine services include in pit dewatering

It is important to note that cost estimates are preliminary and Snowden recommend that a detailed review of cost estimates is undertaken with further work.  This will be achieved with actual Tabakoto operating data.

21.8.                  Sensitivity Analyses

Sensitivity analyses with respect to, metal price, mining costs and process costs were carried out to asses the sensitivity of the reserve to key operating parameters.  A summary of results obtained is detailed in Figure 21.2 and Figure 21.3 .  All sensitivities have been run relative to the a $325/oz gold price.

Snowden Mining Industry Consultants	Page 111

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

In general both the reserve and estimated operating cash flow exhibit a moderate degree of sensitivity to the parameters examined.  That is a 1% change in each parameter results in a greater than 1% change in the mining inventory and/or operating cash flow.  The greatest sensitivity is exhibited with respect metal price followed by mining costs.

The overall risk associated with the Segala reserve estimate can be characterized as low to moderate due to the order of magnitude of current input assumptions.  The risk can be mitigated with the completion of a feasibility study on the project.  (Table 18.1).

Figure 21.2
Mining Inventory Sensitivity

Figure 21.3
Estimated Net Operating Cash flow Sensitivity

Snowden Mining Industry Consultants	Page 112

Nevsun Resources Ltd.	May 17, 2004
Technical Report for Segala Property	-

APPENDIX  A       Certificate of Authors

CERTIFICATE OF AUTHOR

Shaun Hackett, MAusIMM, MAIG.

87 Colin Street

West Perth WA 6005.

Tel: (+61) 8 9481 6690

Fax: (+61) 8 9322 2576

Email: shackett@snowdenau.com

I, Shaun Hackett, BSc am employed as Senior Resource Geologist by Snowden Mining Industry Consultants, 87 Colin Street West Perth, Perth, WA

I graduated with a Bachelor of Science degree in Geology from the University of Ballarat, Victoria in 1991.  I am a member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and a member of the Australian Institute of Geoscientists (MAIG).  I have worked as a geologist for a total of 12 years since graduating with my bachelor's degree.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of the Segala resource estimate detailed in the report Segal, Main and Northwest Resource and dated March, 2003 and summarized in the Technical Report on the Segala Property, Mali West Africa ("the Report"), dated 17th may 2004 in Section 16.1, 17, 18.1, 19 and 20.  I am also responsible for a review of QA/QC procedures as detailed in Section 13 of the report.  I have visited the Segala Property on October 31st 2002.

I have not had prior involvement with the property that is the subject of the report.

I am not aware of any material fact or material change with respect to the subject matter of this report that is not reflected in the report, the omission to disclose which makes this report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated at Perth, Western Australia, this 17th day of May, 2004.

[SIGNED]

Shaun Hackett, BSc, MAusIMM, MAIG

CERTIFICATE OF AUTHOR

I, Frederick William Nielsen of RR#2 Acton, 9129 Wellington County Road 50, near the town of Acton in the Province of Ontario, Canada hereby certify that:

1.

I am employed as Vice President of Exploration of Nevsun Resources Ltd

2.

I am a member in good standing of the Association of Professional .Engineers and Geoscientists of Manitoba.

3.

I am a "qualified person" as defined by National Instrument 43-101.

4.

I have visited the property numerous times, have reviewed the results of the exploration programs completed on the property and have been involved with exploration on behalf of Nevsun Resources Ltd.  since 1997.  My most recent visit to the site was for the period from March 2003 to April 2003.

5.

I am the co-author of this report.

6.

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

7.

I have options to purchase 265,000 shares of Nevsun Resources Ltd.  that have not been exercised.  I own 52,000 shares of Nevsun Resources Ltd.  I do not own any other interest (direct, indirect or contingent) in the property described here in nor in other securities of Nevsun Resources Ltd or any of its related companies.

8.

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Dated at Toronto, Canada, this 17th day of May, 2004

[SIGNED]

Frederick W Nielsen, PGeo

CERTIFICATE OF AUTHOR

Alastair Tiver, BEng, MAusIMM

1090 West Pender Street, Suite 720

Vancouver B.C.

Tel: (604) 683-7645

Fax: (604) 683-7929

Email: ativer@snowden-ca.com

I, Alastair Tiver, BEng, MAusIMM., am employed as a Principal Consultant by Snowden Mining Industry Consultants, 1090 West Pender Street, Vancouver, B.C.

I graduated with a Bachelor of Engineering degree in Mining from the University of South Australia, Adelaide South Australia in 1986.  Subsequently I obtained a Master of Business Administration from Curtin University, Perth Western Australia in 2001.  I am a member of the Australasian Institute of Mining and Metallurgy.  I have worked as a mining engineer for a total of 17 years since graduating with my bachelor's degree.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of Section 16.2 and 19.0 of the technical report and the report titled Mining Study, Segala Project and dated April 28th, 2004 and summarized in the Technical Report on the Segala Property, Mali West Africa ("the Report"), dated 17th may 2004 in Section 16.2, 17, 18.2, 19, 20 and 21.  I have not visited the Tabakoto or Segala site.

I have had prior involvement with the property that is the subject of the report.  The nature of my involvement included the preparation of preliminary optimization reports on the Segala property.  I have also had prior involvement with the Tabakoto Property, being involved with the initial phase of the feasibility study.

I am not aware of any material fact or material change with respect to the subject matter of this report that is not reflected in the report, the omission to disclose which makes this report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated at Vancouver, British Columbia, this 17th day of May, 2004.

[SIGNED]

Alastair Tiver, BEng, MAusIMM

CERTIFICATE OF AUTHOR

Philip Morriss, BSc (Hons), MAusIMM

87 Colin Street

West Perth WA 6005.

Tel: (+61) 8 9481 6690

Fax: (+61) 8 9322 2576

Email: pmorriss@snowdenau.com

I, Philip Morriss, BSc (Hons), am employed as Manager of Engineering by Snowden Mining Industry Consultants, 87 Colin Street West Perth, Perth, WA

I graduated with a Bachelor of Engineering degree in Civil from the University of London, England in 1973.  Subsequently I obtained a Master of Business Administration from Curtin University in 2001.  I am a member of the Australasian Institute of Mining and Metallurgy.  I have worked as a mining engineer for a total of 31 years since graduating with my bachelor's degree.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of the Mining Section of the report title Feasibility Study for the Tabakoto Project, Mali and dated November, 2002 (the "Report") and have also reviewed mining costs for the Segala property as summarised in the Technical report titled Technical Report on the Segala Property, Mali West Africa ("the Report"), dated 17th may 2004 in Section 16.2 and 21.  I have visited the Tabakoto Property on October 18th 2003, I have not visited the Segala Property.

I have not had prior involvement with the property that is the subject of the report.

I am not aware of any material fact or material change with respect to the subject matter of this report that is not reflected in the report, the omission to disclose which makes this report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated at Perth, Western Australia, this 17th day of May, 2004.

[SIGNED]

Philip Morriss, BSc (Hons), MAusIMM

CERTIFICATE of AUTHOR

David Sidney Dodd
Metallurgical Design and Management (Pty) Ltd.

MDM Ferroman House

Cnr Will Scarlett/Hendrik Verwoerd

Randburg

South Africa

Telephone:  +27 11 886 7980
Fax:  +27 11 886 7987
Email:  daved@mdm-eng.co.za

I, David Dodd, BSc Chem Eng, do hereby certify that:

1. I am Technical Director of:

Metallurgical Design and Management (Pty) Ltd.

MDM Ferroman House

Cnr Will Scarlett/Hendrik Verwoerd

Randburg

South Africa

2. I graduated with a degree in BSc (Hons) Chemical Engineering from the University of Manchester in 1974

3 I have worked as an engineer for a total of 29 years since my graduation from university.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5. I am responsible for the preparation of all sections of the technical report titled Tabakoto Project: Segala Metallurgical Test Work dated 26 August which is detailed in Sections15 and 21.3 of the Technical Report for the Segala property in Mali, West Africa, May 17th 2004.

6. I have not had prior involvement with the property that is the subject of the Technical Report.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11. If an issuer is using this certificate to accompany a technical report that it will file only with the exchange, then the exchange recommends that this paragraph is included in the certificate.

Dated this 17th Day of May, 2004.

[SIGNED]

David Sidney Dodd, BSc (Hons)

APPENDIX  B          Certificates of Consent

CONSENT OF QUALIFIED PERSON

Shaun Hackett, BSc, MAusIMM, MAIG

87 Colin Street

West Perth WA 6005.

Tel: (+61) 8 9481 6690

Fax: (+61) 8 9322 2576

Email: pmorriss@snowdenau.com

TO:

The securities regulatory authorities of each of the provinces and territories of Canada

I, Shaun Hackett, BSc, MAusIMM, MAIG, do hereby consent to the filing of the report titled Technical Report on the Segala Property, Mali West Africa, prepared for Nevsun Resources Ltd. dated May 17th, 2004.

Dated at Perth, Western Australia this 17th day of May, 2004.

[SIGNED]

Shaun Hackett, BSc, MAusIMM, MAIG

CONSENT OF QUALIFIED PERSON

Frederick William Nielsen, PGeo

RR#2 Acton,

9129 Wellington County Road 50

TO:

The securities regulatory authorities of each of the provinces and territories of Canada

I, Frederick William Nielsen, PGeo, do hereby consent to the filing of the report titled Technical Report on the Segala Property, Mali West Africa, prepared for Nevsun Resources Ltd. dated May 17th, 2004.

Dated at this 17th day of May, 2004.

[SIGNED]

Frederick William Nielsen, PGeo

CONSENT OF QUALIFIED PERSON

Alastair Tiver, MAusIMM.

1090 West Pender Street, Suite 720

Vancouver B.C.

Tel: (604) 683-7645

Fax: (604) 683-7929

Email: ativer@snowden-ca.com

TO:

The securities regulatory authorities of each of the provinces and territories of Canada

I, Alastair Tiver, B Eng., MAusIMM, do hereby consent to the filing of the report titled Technical Report on the Segala Property, Mali West Africa, prepared for Nevsun Resources Ltd. dated April 28th, 2004.

Dated at Vancouver, British Columbia this 17th day of May, 2004.

[SIGNED]

Alastair Tiver, B Eng., MAusIMM

CONSENT OF QUALIFIED PERSON

Philip Morriss, BSc (Hons), MAusIMM

87 Colin Street

West Perth WA 6005.

Tel: (+61) 8 9481 6690

Fax: (+61) 8 9322 2576

Email: pmorriss@snowdenau.com

TO:

The securities regulatory authorities of each of the provinces and territories of Canada

I, Philip Morriss, BSc (Hons), MAusIMM, do hereby consent to the filing of the report titled Technical Report on the Segala Property, Mali West Africa, prepared for Nevsun Resources Ltd. dated May 17th, 2004.

Dated at Perth, Western Australia this 17th day of May, 2004.

[SIGNED]

Philip Morriss, BSc (Hons), MAusIMM

CONSENT of AUTHOR

David Sidney Dodd

Metallurgical Design and Management (Pty) Ltd.

Cnr Will Scarlett/Hendrik Verwoerd

Randburg

South Africa

Telephone:  +27 11 886 7980

Fax:   +27 11 886 7987

TO: Canadian Securities Commission Authorities

I, David Sidney Dodd, do hereby consent to the filing of the written disclosure of the technical report titled "Tabakoto Project: Segala Deposit Metallurgical Testwork" and dated 26 August 2003 (the "Technical Report") and any extracts from or a summary of the Technical Report in the written disclosure of Nevsun Resources Ltd being filed, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 17th Day of May, 2004

 [SIGNED]

David Sidney Dodd BSc (Hons)